As filed with the Securities and Exchange Commission on February 13, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-11

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Global Signal Inc.

(Exact name of registrant as specified in its governing instruments)

301 North Cattlemen Road
Suite 300
Sarasota, Florida 34232
(941) 364-8886

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Stephen W. Crawford
Secretary
Global Signal Inc.
Suite 300
301 North Cattlemen Road
Sarasota, Florida 34232
(941) 364-8886

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Phyllis G. Korff
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036-6522
(212) 735-3000

Richard D. Truesdell, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Common stock, par value $0.01 per share	$200,000,000	$25,340

(1)	Includes shares that may be purchased pursuant to an overallotment option granted to the underwriters.
(2)	Estimated based on a bona fide estimate of the maximum aggregate offering price solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                      , 2004

PROSPECTUS

Shares

Global Signal Inc.

Common Stock

This is the initial public offering of Global Signal Inc. No public market currently exists for our common stock. After this offering, new investors will own      % of our common stock, assuming no exercise of outstanding options or warrants.

We currently anticipate the initial public offering price of our common stock to be between $             and $             per share. We will apply for listing of the shares on the New York Stock Exchange under the symbol "GSL."

We are organized and conduct our operations to qualify as a real estate investment trust (a REIT) for federal income tax purposes. To assist us in complying with certain federal income tax requirements applicable to REITs, our amended certificate of incorporation and bylaws contain certain restrictions relating to the ownership and transfer of our common stock, including a 9.9% ownership limit.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8 for a discussion of these risks.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to                      additional shares to cover any overallotments.

Delivery of the shares will be made on or about                      , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley	Banc of America Securities LLC	Lehman Brothers

The date of this prospectus is                      , 2004

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	8
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	21
USE OF PROCEEDS	22
DISTRIBUTION POLICY	22
CAPITALIZATION	23
DILUTION	24
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION	25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
INDUSTRY	50
BUSINESS	53
MANAGEMENT	68
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	78
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	83
DESCRIPTION OF CAPITAL STOCK	85
DESCRIPTION OF CERTAIN INDEBTEDNESS	89
SHARES ELIGIBLE FOR FUTURE SALE	92
FEDERAL INCOME TAX CONSIDERATIONS	94
ERISA CONSIDERATIONS	109
UNDERWRITING	112
LEGAL MATTERS	115
EXPERTS	115
WHERE YOU CAN FIND MORE INFORMATION	115
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

ii

PROSPECTUS SUMMARY

This summary highlights information more fully described elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares of our common stock. You should read this entire prospectus carefully, including "Risk Factors" and our consolidated historical financial statements and the related notes included in this prospectus, before deciding to invest in shares of our common stock. For convenience in this prospectus unless indicated otherwise, "Global Signal," "the company," "we," "us" and "our" refer to Global Signal Inc. and its consolidated subsidiaries, and "Global Signal Inc." refers to Global Signal Inc., formerly Pinnacle Holdings Inc. "Fortress" refers to Fortress Investment Group LLC and certain of its affiliates and "Greenhill" refers to Greenhill Capital Partners LLC, and its consolidated subsidiaries. All per share information and information on our outstanding common stock, options and warrants has been adjusted to give effect to a two-for-one stock split we effected on February 11, 2004.

Global Signal Inc.

Global Signal is one of the largest owners of wireless towers and other communications sites in the United States. Our sites are primarily located in the southeastern and mid-Atlantic regions of the country. For the year ended December 31, 2003, all of our revenues came from our ownership, leasing and management of wireless towers and other communications sites. As of December 31, 2003, we owned 2,206 towers and 251 other communications sites. We own in fee or have long-term easements on the land under 787 of these towers and we lease the land under 1,419 of these towers. In addition, as of December 31, 2003, we managed 819 towers, rooftops and other communications sites where we had the right to market space or where we had a sublease arrangement with the site owner. In total as of December 31, 2003, we owned or managed 3,276 communications sites.

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, paging, broadcast and data services. As of December 31, 2003, we had an aggregate of more than 12,400 leases on our communications sites with over 2,700 customers. The average number of tenants on our owned towers, as of December 31, 2003, was 4.2, which included an average of 1.2 wireless telephony tenants per owned tower.

We believe that the growing use of wireless communications services together with capacity constrained networks will continue to increase the demand for tower space and drive the growth of our business. We intend to capitalize on this trend by actively marketing space on our existing towers and other communications sites, and selectively acquiring or developing new towers.

For the year ended December 31, 2003, we generated:

•	$169.2 million of revenues from continuing operations;

•	$18.0 million of net income;

•	$85.1 million of Adjusted EBITDA, as defined below; and

•	$61.6 million of Funds From Operations or FFO, as defined below.

We are organized as a real estate investment trust, or REIT, and as such are required to distribute at least 90% of our taxable income to our stockholders. On February 5, 2004, we paid an ordinary dividend of $12.8 million to our stockholders for the three months ended December 31, 2003. For the three months ending March 31, 2004, we expect to pay a similar dividend. Subsequent to the offering, we intend to make regular quarterly distributions to the holders of our common stock.

We are among the lowest leveraged companies in the tower industry with a ratio of total debt to Adjusted EBITDA of 5.3 times and 93% of our total debt has a weighted average fixed rate of approximately 5% as of December 31, 2003 as adjusted to give effect to our February 5, 2004 securitization transaction and the application of net proceeds of that transaction described elsewhere in this prospectus.

Industry Strengths

We believe that the tower industry is attractive because of the following characteristics:

•	Strong Industry Outlook. We believe that the following factors will drive the growth of new tenant leases:

o	growth in the number of wireless telephony subscribers;

o	increasing wireless telephony usage per subscriber;

o	customer demand for high network quality and ubiquitous coverage; and

o	new wireless technologies, devices and applications.

•	High Operating Leverage. Operating costs associated with adding incremental wireless tenants to an existing owned tower are relatively low resulting in a significant percentage of new revenues being converted to cash flow provided by operating activities.

•	Low Maintenance Capital Expenditures. Generally, wireless towers require minimal annual capital investments to maintain. During the year ended December 31, 2003, our average capital expenditure for the maintenance of our owned towers was less than $1,250 per tower.

•	Low Churn of Wireless Telephony Customers. Due to the expense of modifying their wireless network architecture and relocating their equipment, wireless carriers tend to be long term tenants that renew their leases. In general, our wireless telephony carrier leases have an initial term of five years with multiple renewal terms of similar duration at the option of our tenants. Our leases typically contain 3% to 5% annual fixed-price escalation clauses.

Growth Strategy

Our strategy is to increase our Funds From Operations, or FFO, by: (1) growing our revenues by adding new tenants to our existing communications sites and (2) expanding our network of communications sites by acquiring and developing additional high quality communications towers. Key elements of this strategy include:

•	Grow our Revenues by Adding New Tenants to our Existing Communications Sites. We believe that we can take advantage of our site capacity and locations, strong customer relationships and operational expertise to attract new tenants to our existing communications sites. Industry trends, including the increasing use of wireless communications services and the infrastructure requirements necessary to deploy current and future generations of wireless communications technologies, will also fuel our growth. The costs associated with our owned communications sites are generally fixed; therefore, we believe that the revenues generated from the addition of new tenants to these communications sites will drive FFO growth.

•	Expand our Communications Sites Network Through Acquisition and Development of Towers. Ownership in the tower industry is highly fragmented, which provides us the opportunity to selectively purchase towers. We also intend to develop new towers for our wireless telephony customers who are seeking to expand their networks. We plan to purchase or develop towers in areas where we believe there is, or will be significant demand for wireless services which should drive network expansion and increase demand for space on our towers. We will focus our acquisition and new build efforts on towers that already have an existing telephony tenant, or in the case of new builds, a telephony customer committed to a new lease, and have the potential to add multiple additional telephony tenants.

•	Outsource New Tower Development and Construction. We outsource all aspects of new tower development including radio frequency engineering, initial land acquisition, zoning and construction. We believe that by outsourcing we avoid most of the high overhead and risks associated with providing these services.

•	Build on Relationships with Wireless Telephony Carriers. We maintain a consistent and focused dialogue with our wireless telephony carriers in order to fully meet their network needs. We believe that the location and quality of our towers provide us with a strong position in our markets and that we are well positioned to identify and participate in our customers' network expansion.

•	Maintain an Efficient Capital Structure. We believe that our low cost debt, combined with appropriate leverage, will allow us to maintain operating and financial flexibility.

Our Strengths

•	High Quality Communications Sites with Diversified and Stable Cash Flows. As of December 31, 2003, we had 3,276 wireless communications sites, including 2,206 owned towers, 92% of which are guyed or latticed towers. Our diversified customer base, which includes over 2,700 customers with over 12,400 leases, has historically provided us with a stable cash flow stream. Our tenants include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters.

•	Efficient and Well Organized Operating Platform. We have recently spent a significant amount of time and capital on improving our operations. We have also reoriented our organizational structure, sales force, business processes and systems towards improving customer service and adding new tenants. For example, we have recently completed a digital library that provides us with easy access to our key records and allows us to rapidly respond to customer requests and to deploy new tenants on our sites.

•	Experienced Management Team. Since October 2002, we have installed a new management team which includes individuals with substantial experience in the operations of wireless companies in general and tower companies in particular. Our new management team is highly focused on growing our business and is incentivized with options to acquire approximately 5.3% of our common stock on a fully diluted basis, as of February 11, 2004.

•	Tax Efficient REIT Status. We are organized as a REIT which provides us with certain tax advantages compared to some of our competitors. Those advantages include an ability to reduce our corporate-level income taxes by making dividend distributions to our stockholders and an ability to pass our capital gains through to our stockholders in the form of capital gains dividends.

Recent Developments

On February 5, 2004, our primary subsidiary, Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan made payable to a newly formed trust. The Trust simultaneously issued $418.0 million in commercial mortgage pass-through certificates with terms identical to the mortgage loan. The proceeds from the mortgage loan were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a $142.2 million special dividend to our stockholders. As of February 5, 2004, the weighted average fixed interest rate on the various tranches of the mortgage loan was approximately 5.0%. The mortgage loan is secured by mortgages, deeds of trust and deeds to secure debt creating first priority mortgage liens on assets which generated substantially all of our gross margins for the year ended December 31, 2003.

On February 6, 2004, we amended our $100.0 million credit facility to, among other things, increase the commitment thereunder to $200.0 million and reduce the applicable margin for federal funds rate loans and eurodollar loans to 2.1175% and 2.50%, respectively.

On February 6, 2004, we acquired all of the outstanding common stock of Pinnacle Towers Acquisition Inc. ("Pinnacle Acquisition") through the exercise of an option granted to us by its stockholders, which constitute the majority of our stockholders. On December 4, 2003, Pinnacle Acquisition completed the acquisition of 67 towers from TowerCom Enterprises, L.L.C. and its affiliates for approximately $26.3 million plus fees and expenses. The TowerCom acquisition was financed with proceeds from our credit facility. The towers are located primarily in Florida, Georgia, Alabama and Mississippi and are generally less than four years old. At the time of the TowerCom acquisition, these sites accommodated 27 customers subject to a total of 147 tenant leases, including 132 telephony tenant leases with wireless carriers. Due to the common control of Global Signal and Pinnacle Acquisition, we have accounted for the acquisition of Pinnacle Acquisition in a manner similar to a pooling of interests. We believe that TowerCom was an attractive acquisition due to the high percentage of existing wireless telephony customers and the quality and the location of these recently constructed towers.

History

We were formed in 1995 to acquire and manage wireless towers and other communications sites. We historically funded our operations through bank credit facilities and issuances of debt and equity securities. Due primarily to our highly leveraged capital structure and partly to the reduced amount of capital spending by wireless carriers on their networks during 2001 and 2002, we were unable to meet our financial obligations. On May 21, 2002, Global Signal (then known as Pinnacle Holdings Inc.) filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. The prearranged plan of reorganization provided for a new equity investment of $205.0 million, led by Fortress and Greenhill. The plan was confirmed by the bankruptcy court on October 9, 2002 and we exited bankruptcy with Fortress as our controlling stockholder.

We were incorporated in the State of Delaware in 2002. Our predecessor company was incorporated in the State of Delaware in 1995. Our principal executive offices are located at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232. Our telephone number is (941) 364-8886.

The Offering

The following information assumes that the underwriters do not exercise their overallotment option to purchase additional shares in this offering.

Common stock we are offering	shares.
Common stock to be outstanding after the offering	shares.
Use of proceeds	We expect that the net proceeds from this offering will be
approximately $         million after deducting underwriter discounts and commissions and our expenses. We intend to use the net proceeds of this offering as follows:
    •  $         million to repay a portion of the borrowings outstanding under our credit facility; and
• for general corporate purposes.
Proposed NYSE symbol	"GSL."

The number of shares of common stock that will be outstanding after the offering is based on the number of shares outstanding as of February 11, 2004 and excludes 5,227,919 options and warrants exercisable for common stock outstanding as of that date.

Restrictions on Ownership of Stock

Due to limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code of 1986, as amended, our amended certificate of incorporation generally prohibits any stockholder, unless exempted by our board of directors, from directly or indirectly owning more than 9.9% of our stock. Our board of directors may grant such an exemption in its sole discretion, subject to such terms, conditions, representations and undertakings as it may determine. Certain of our stockholders are exempt from these ownership limits.

Distribution Policy

On February 5, 2004, we paid an ordinary dividend of $0.3125 per share, or an aggregate of $12.8 million. We intend to continue to make regular quarterly distributions to the holders of our common stock. Distributions, including distribution of capital, assets or dividends, will be made at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

We generally need to distribute at least 90% of our taxable income each year (subject to certain adjustments) to qualify as a REIT under the Internal Revenue Code. Depending on our results of operations in 2004, we may have already satisfied that requirement for 2004 through payment of the $142.2 million special dividend.

Summary Consolidated Financial Information

The following table sets forth summary historical consolidated financial and other data. The balance sheets data as of December 31, 2001, 2002, and 2003 and the statements of operations data for the years ended December 31, 2001, and 2003 and the ten months ended November 1, 2002 and the two months ended December 31, 2002 are derived from our audited consolidated financial statements. The as adjusted data reflect the issuance of the $418.0 mortgage loan on February 5, 2004, the application of the net proceeds of the mortgage loan, and our ordinary dividend of $12.8 million declared and paid on February 5, 2004. The as further adjusted data reflect this offering and the application of net proceeds of the offering. Both of these are derived from the pro forma condensed consolidated financial statements included elsewhere in this prospectus. As a result of the adoption of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the capital structure for the predecessor company and the successor company. We refer to the periods prior to our emergence from Chapter 11 as "predecessor company" and to the periods subsequent to that date as "successor company."

The information set forth below should be read in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations", our consolidated financial statements, and our pro forma condensed consolidated financial statements and each of their related notes included elsewhere in this prospectus.

	Predecessor Company (1)		Successor Company (1)
	Year Ended	Ten Months Ended	Two Months Ended	Year Ended	As Adjusted Year Ended (2)	As Further Adjusted Year Ended (3)
	December 31, 2001	October 31, 2002	December 31, 2002	December 31, 2003	December 31, 2003	December 31, 2003
	(dollars in thousands except per share data)
Statements of Operations Data: (4)
Revenues	$178,020	$140,646	$28,285	$169,233	$169,233
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense):	67,259	48,060	9,361	56,343	56,343
Gross margin	110,761	92,586	18,924	112,890	112,890

Other expenses:
Selling, general and administrative	47,898	27,496	4,818	26,926	26,926
State franchise, excise and minimum taxes	1,877	1,671	331	848	848
Depreciation, amortization and accretion (5)	119,337	74,175	7,512	44,496	44,496
Non-cash stock-based compensation expense for services	—	—	—	1,479	1,479
Impairment loss on assets held for sale	46,592	1,018	—	—	—
Impairment loss on assets held for use	246,780	4,541	—	—	—
Loss on disposal of assets	5,644	78	2	302	302
Reorganization costs	—	59,124	—	—	—
Unsuccessful debt restructuring costs	1,702	—	—	—	—
Total operating expenses	469,830	168,103	12,663	74,051	74,051
Operating income (loss) (4)	(359,069)	(75,517)	6,261	38,839	38,839

Gain on extinguishment of debt	—	404,838	—	—	—
Interest expense, net.	(88,731)	(45,720)	(3,989)	(20,352)	(25,113)
Other income (expense)	113	533	(136)	(16)	(8,556)
Income tax (expense) benefit	6,630	5,195	(19)	665	665
Income (loss) from continuing operations (4)	(441,057)	289,329	2,117	19,136	$5,835
Loss from discontinued operations	(7,145)	(33,157)	(66)	(1,100)
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Net income (loss) per share (6)	$(9.25)	$5.27	$0.05	$0.44	$0.14

Table continues on next page

	Predecessor Company (1)		Successor Company (1)
	Year Ended	Ten Months Ended	Two Months Ended	Year Ended	As Adjusted Year Ended	As Further Adjusted Year Ended
	December 31, 2001	October 31, 2002	December 31, 2002	December 31, 2003	December 31, 2003 (2)	December 31, 2003 (3)
Statements of Cash Flows Data:
Net cash provided by operating activities	$27,125	$20,869	$7,193	$59,218	$59,218
Net cash used in investing activities	(27,184)	(3,920)	(727)	(36,181)	(36,181)
Net cash provided by (used in) financing activities	(31,687)	(22,102)	(9,626)	(17,840)	(14,783)
Purchases of property and equipment	28,787	9,273	762	8,544	8,544

	Predecessor Company(1)	Successor Company(1)		As adjusted (2)	As Further Adjusted (3)
	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2003	December 31, 2003
Balance Sheets Data:
Cash and cash equivalents	$13,187	$4,350	$9,661	$12,718
Total assets	1,034,333	530,645	525,040	538,878
Total long-term obligations	9,274	263,344	263,153	446,707
Total stockholders' equity ..	83,798	207,377	225,453	57,707

	Predecessor Company(1)		Successor Company(1)
	Year Ended	Ten Months Ended	Two Months Ended	Year Ended
	December 31, 2001	October 31, 2002	December 31, 2002	December 31, 2003
Other Operating Data:
Adjusted EBITDA (7)	$60,986	$63,419	$13,775	$85,116
Funds From Operations (FFO) (8)	(24,529)	(37,040)	9,622	61,557

(1)	On November 1, 2002, we emerged from Chapter 11. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"), we adopted fresh start accounting as of November 1, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity's assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be November 1, 2002 for financial reporting purposes. The periods presented prior to November 1, 2002 have been designated "predecessor company" and the periods beginning on or after November 1, 2002 have been designated "successor company." As a result of the implementation of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are (1) lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting and (2) lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy.
(2)	As adjusted to reflect the February 5, 2004 issuance of a $418.0 million mortgage loan, the application of net proceeds and to give effect to our ordinary dividend of $12.8 million declared and paid on February 5, 2004. The proceeds of $397.0 million, net of debt issuance costs of $14.7 million and anticipatory hedging costs of $6.2 million, were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a special dividend of $142.2 million to stockholders of record on February 5, 2004. The remaining net cash proceeds were used to establish a $4.6 million imposition reserve (which was required to be escrowed in connection with our securitization transaction and mortgage loan and relates to taxes, insurance and rents) and the remaining $15.9 million was available to fund operations.
(3)	The adjustments in this column reflect the sale by us of shares of common stock in this offering at an assumed price of $ per share, the mid-point of the range shown on the cover of the prospectus and the application of the net proceeds thereof as described under "Use of Proceeds."
(4)	During the ten months ended October 31, 2002, the two months ended December 31, 2002 and the year ended December 31, 2003, we disposed of, or held for disposal by sale, certain non-core assets and under performing sites which have been accounted for as discontinued operations. Their results for all periods presented are not included in results from continuing operations.
(5)	Depreciation, amortization and accretion expense for the ten months ended October 31, 2002 and two months ended December 31, 2002 are not proportional because the successor company's depreciable assets have a lower basis. Following the restructuring transaction, assets were revalued, including all long-lived assets, to their fair value, thereby lowering the depreciable basis.
(6)	As adjusted net income (loss) per share represents amount from continuing operations.

Footnotes continue on next page

(7)	We believe Adjusted EBITDA is useful to an investor in evaluating our performance as it is one of the primary measures used by our management team to evaluate our operations, is widely used in the tower industry to measure performance and is used in our credit facility to measure compliance with covenants. Adjusted EBITDA consists of EBITDA before non-cash stock-based compensation expense, impairment on assets held for use or sale, loss on disposal of assets, reorganization costs, unsuccessful debt restructuring charges, gain on extinguishment of debt, accretion expense, foreign currency translation loss (gain), minority interest in net loss (net income) and loss from discontinued operations. EBITDA consists of net income (loss) before interest, income tax expense (benefit), depreciation and amortization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Adjusted EBITDA" for a more detailed discussion of why we believe it is a useful measure. The reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Interest, net	88,731	45,720	3,989	20,352
Income tax expense (benefit)	(6,630)	(5,195)	19	(665)
Depreciation and amortization	119,337	74,175	7,338	44,108
EBITDA	(246,764)	370,872	13,397	81,831

Non-cash stock based compensation expense for services	—	—	—	1,479
Impairment on assets held for use or sale	293,372	5,559	—	—
Loss on disposal of assets	5,644	78	2	302
Reorganization costs	—	59,124	—	—
Unsuccessful debt restructuring costs	1,702	—	—	—
Gain on extinguishment of debt	—	(404,838)	—	—
Accretion	—	—	174	388
Foreign currency translation loss (gain)	132	(555)	137	—
Minority interest in net loss (net income)	(245)	22	(1)	16
Loss from discontinued operations	7,145	33,157	66	1,100
Adjusted EBITDA	$60,986	$63,419	$13,775	$85,116

(8)	Funds From Operations, or FFO, for our purposes, represents net income (computed in accordance with generally accepted accounting principles or GAAP), plus real estate depreciation, amortization and accretion, impairment charges on real estate assets, gains and losses on the disposition of real estate assets, and excluding the gain on extinguishment of debt related to our reorganization. We also exclude the results of our discontinued operations from FFO. We believe Funds From Operations is an appropriate measure of the performance of REITs because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Funds From Operations" for a more detailed discussion of why we believe it is a useful measure. The reconciliation of net income to FFO is as follows:

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Net income	$(448,202)	$256,172	$2,051	$18,036
Loss from discontinued operations	7,145	33,157	66	1,100
Income from continuing operations	(441,057)	289,329	2,117	19,136
Real estate depreciation, amortization and accretion (excludes corporate assets)	117,512	72,832	7,503	42,119
Impairment on assets held for use and sale	293,372	5,559	—	—
Loss on disposal of assets	5,644	78	2	302
Gain on extinguishment of debt	—	(404,838)	—	—
Funds From Operations (FFO)	$(24,529)	$(37,040)	$9,622	$61,557

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information, together with the other information contained in this prospectus, before buying shares of our common stock. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under "Cautionary Statement Regarding Forward-Looking Statements."

Risks Relating to Our Business

We recently emerged from a Chapter 11 bankruptcy reorganization, have a history of losses and may not maintain profitability.

We emerged from our Chapter 11 bankruptcy reorganization on November 1, 2002, approximately six months after filing a voluntary petition for bankruptcy reorganization. Prior to our reorganization, we incurred net losses of approximately $448.2 million in 2001 and $124.3 million in 2000. In connection with our reorganization, we adopted fresh start accounting as of November 1, 2002. The net effect of all fresh start accounting adjustments resulted in our revaluing our assets downward by $357.2 million. If we cannot maintain profitability, the value of your investment in our common stock may decline.

You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our common stock.

As a result of our emergence from bankruptcy, we are operating our business with a new capital structure, and adopted fresh start accounting prescribed by generally accepted accounting principles. Accordingly, unlike other companies that have not previously filed for bankruptcy protection, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in our historical financial statements for periods prior to November 1, 2002 contained in this prospectus. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating an investment in our common stock.

A decrease in the demand for our wireless communications sites and our ability to attract additional tenants could negatively impact our ability to maintain profitability.

Our business depends on wireless service providers' demand for communications sites, which in turn, depends on consumer demand for wireless services. A reduction in demand for our communications sites or increased competition for additional tenants could have an adverse effect on our business. Our wireless service provider customers lease communications sites on our towers based on a number of factors, including the level of demand by consumers for wireless services, the financial condition and access to capital of those providers, the strategy of providers with respect to owning, leasing or sharing communications sites, available spectrum and related infrastructure, competitive pricing, government regulation of communications licenses, and the characteristics of each company's technology and geographic terrain.

To a lesser degree, demand for site space is also dependent on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio and television, may reduce the need for tower-based broadcast transmission. Any decrease in the demand for our site space from current levels or in our ability to secure additional customers may have an adverse effect on our results of operations and financial condition and could decrease the value of your investment in our common stock.

Increasingly, transmissions that were previously effected by means of paging and mobile radio technologies have shifted to wireless telephony. As a result, we have experienced, and expect to continue to experience, increases in the percentage of our revenues that is generated from wireless telephony customers. We cannot assure you that the increases in our revenues from wireless telephony customers will offset the reduction in our revenues from paging and mobile radio customers. Some of our towers may not be as attractive to, or suitable for wireless telephony customers as for our other types of customers, which may limit our ability to increase our revenues from wireless telephony customers.

Our revenues may be adversely affected by the economies, real estate markets and wireless communication industry in the regions where our sites are located.

The revenues generated by our sites could be affected by the conditions of the economies, the real estate markets and the wireless communications industry in regions where the sites are located, changes in governmental rules and fiscal policies, acts of nature (which may result in uninsured or under-insured losses), and other factors particular to the locales of the respective sites. Our sites are located in all 50 states, the District of Columbia, Canada and the United Kingdom.

The economy of any state or region in which a site is located may be adversely affected to a greater degree than that of other areas of the country by developments affecting industries concentrated in such state or region. To the extent that general economic or other relevant conditions in states or regions, in which sites representing significant portions of our revenues are located, decline or result in a decrease in demand for wireless communications services in the region, our revenues from such sites may be adversely affected. For example, our sites in Florida and Georgia together accounted for approximately 23% of our revenues for the year ended December 31, 2003. A deterioration of general economic or other relevant conditions in those states could result in a decrease in the demand for our services and a decrease in our revenues from those markets, which in turn may have an adverse effect on our results of operations and financial condition.

Consolidation in the wireless industry could decrease the demand for our sites and may lead to reductions in our revenues.

Various wireless service providers, which are our primary existing and potential customers, could enter into mergers, acquisitions or joint ventures with each other over time. For example, AT&T Wireless recently announced that it was exploring strategic alternatives. Such consolidations could reduce the size of our customer base and have a negative impact on the demand for our services. In addition, consolidation among our customers is likely to result in duplicate networks, which could result in network rationalization and impact the revenues at our sites. Recent regulatory developments have made consolidation in the wireless industry easier and more likely. For example, in February 2002, the Federal Communications Commission, or FCC, enabled the ownership by a single entity of interests in both cellular carriers in overlapping metropolitan cellular service areas. In January 2003, the FCC eliminated the spectrum aggregation cap in a geographic area in favor of a case-by-case review of spectrum transactions. Also, in May 2003, the FCC adopted new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. It is possible that at least some wireless service providers may take advantage of this relaxation of spectrum and ownership limitations and consolidate their businesses. Any industry consolidation could decrease the demand for our sites, which in turn may have an adverse effect on our results of operations and financial condition.

Our revenues are dependent on the creditworthiness of our tenants.

Our revenues are dependent on the creditworthiness of our tenants and would be adversely affected by the loss of or default by significant lessees. Also, the recent economic slowdown has harmed, and may continue to harm, the financial condition of some wireless service providers. Many wireless service providers operate with substantial leverage and some of our customers, representing 4% of our revenues for the year ended December 31, 2003, are in bankruptcy. Other customers are having financial difficulties due to their inability to access additional capital. If one or more of our major customers experience financial difficulties, it could result in uncollectable accounts receivable and our loss of significant customers and anticipated lease revenues.

We have significant customer concentration.

Arch Wireless, Nextel, AT&T Wireless, Verizon Wireless and Cingular represented 11%, 8%, 6%, 6% and 5%, respectively, of our revenues for 2003. Arch Wireless reorganized under Chapter 11 in late 2001 and exited bankruptcy in May 2002 and has reduced its utilization of our sites in recent years. AT&T Wireless has recently announced that it is exploring its strategic alternatives. The loss of one or more of our major customers, or a reduction in their utilization of our site space, would have a material adverse effect on our revenues and financial condition.

As of December 31, 2003, our tenant leases had a weighted average term of approximately 4.9 years and had an average remaining term of 2.4 years. Our revenues depend on the renewal of our tenant leases by our customers on favorable terms.

Our tenant leases had a weighted average initial term of approximately 4.9 years, as of December 31, 2003, and had an average remaining term of 2.4 years. We can not assure you that our existing tenants will renew their leases at the expiration of those leases. Further, we can not assure you that we will be successful in negotiating favorable terms with those customers that renew their tenant leases. For example, our largest customer currently occupies fewer sites than their contracted minimum and as a result we cannot assure you that we will be able to renew their lease on the same terms upon expiration in May 2005. Failure to obtain renewals of our existing tenant leases or the failure to successfully negotiate favorable terms for such renewals would have an adverse effect on our results of operations and financial condition.

We are currently implementing new software systems throughout our business and may encounter integration problems that affect our ability to serve our customers and maintain our records, which in turn could have a material adverse effect on our operations.

We are currently upgrading our software systems. We are implementing a PeopleSoft system for all of our accounting functions including vendor payments, accounts receivable and all internal reporting functions. We are also implementing a manageStar system to manage our communications sites, tenant leases and records. The integration of these software systems with our business is a significant project during which we may encounter difficulties that may be time consuming and costly, and result in systems interruptions and the loss of data. These two new systems handle our most significant business processes and difficulties with the implementation of these systems may adversely affect our day to day operations and our ability to service our customers, which in turn may have an adverse effect on our results of operations and financial condition.

If we are unable to successfully compete, our business will suffer.

We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been, and will continue to be, the most significant competitive factors affecting our site operations business. We compete for customers with:

•	wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

•	other independent tower operators; and

•	owners of non-tower antenna sites, including rooftops, water towers and other alternate structures.

Some of our competitors have significantly more financial resources than we do. The intense competition in our industry may make it more difficult for us to attract new tenants, increase our gross margins or maintain or increase our market share.

Competing technologies and other service options offer alternatives to ground-based antenna systems and allow our customers to increase wireless capacity without increased use of ground-based facilities, both of which could reduce the demand for our sites.

Most types of wireless and broadcast services currently require ground-based network facilities, including communications sites for transmission and reception. The development and growth of communications and other new technologies that do not require ground-based sites could reduce the demand for space on our towers. For example, the growth in delivery of video, voice and data services by satellites, which allow communication directly to users' terminals without the use of ground-based facilities, could lessen demand for our sites. Moreover, the FCC has issued licenses for several additional satellite systems (including low earth orbit systems) that are intended to provide more advanced, high-speed data services directly to consumers. These satellite systems compete with land-based wireless communications systems, thereby reducing the demand for the services that we provide.

Technological developments are also making it possible for carriers to expand their use of existing facilities to provide service without additional tower facilities. The increased use by carriers of signal combining and related technologies, which allow two or more carriers to provide services on different transmission frequencies using the communications antenna and other facilities normally used by only one carrier, could reduce the demand for tower space. Technologies that enhance spectral capacity, such as beam forming or "smart antennas," which can increase the capacity at existing sites and reduce the number of additional sites a given carrier needs to serve any given subscriber base, may have the same effect. In addition to sharing transmitters, carriers are, through joint ventures and other arrangements (such as Cingular's infrastructure joint ventures with T-Mobile and AT&T Wireless), sharing (or considering the sharing of) telecommunications infrastructure in ways that might adversely impact the growth of our business. Furthermore, wireless service providers frequently enter into agreements with competitors allowing them to utilize one another's wireless communications facilities to accommodate customers who are out of range of their home providers' services, so that the home providers do not need to lease space for their own antennas on communications sites we own. Any of the conditions and developments described above could reduce demand for our ground-based antenna sites, and may have an adverse effect on our business and revenues.

We may be unable to modify towers and add new tenants, which could negatively impact our growth strategy and our business.

Our business depends on our ability to modify towers and add new customers as they expand their tower network infrastructure. Regulatory and other barriers could adversely affect our ability to modify towers in accordance with the requirements of our customers, and, as a result, we may not be able to meet our customers' requirements. Our ability to modify towers and add new customers to towers may be affected by a number of factors beyond our control, including zoning and local permitting requirements, Federal Aviation Administration, or FAA, considerations, FCC tower registration procedures, availability of tower components and construction equipment, availability of skilled construction personnel, weather conditions and environmental compliance issues. In addition, because public concern over tower proliferation has grown in recent years, many communities now restrict tower modifications or delay granting permits required for adding new customers. In addition, we may not be able to overcome the barriers to modifying towers or adding new customers. Our failure to complete the necessary modifications could have an adverse effect on our growth strategy and our business.

We may encounter difficulties in acquiring towers at attractive prices or integrating acquisitions with our operations, which could limit our revenue growth and our ability to maintain profitability.

We have recently completed the acquisition of 67 communications sites from TowerCom Enterprises, L.L.C. and its affiliates and will continue to target strategic tower and tower company acquisitions as opportunities arise. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties, divert managerial attention or require significant financial resources. These acquisitions and other future acquisitions may require us to incur additional indebtedness and contingent liabilities, and may result in unforeseen costs, which may limit our revenue growth, cash flows, our ability to maintain profitability and make distributions. Additionally, these acquisitions may be financed through the issuance of additional equity, which would dilute the interests of our stockholders. Moreover, any future acquisitions may not generate any additional income for us or provide any benefit to our business. In addition we cannot assure you that we will be able to locate and acquire towers at attractive prices in locations that are compatible with our strategy.

Our failure to comply with federal, state and local laws and regulations could result in our being fined, liable for damages and, in some cases, the loss of our right to conduct some of our business.

We are subject to a variety of regulations, including those at the federal, state and local levels. Both the FCC and the FAA regulate towers and other sites used for wireless communications transmitters and receivers. See "Business — Regulatory Matters." In addition, under the FCC's rules, we are fully liable for the acts or omissions of our contractors. We generally indemnify our customers against any failure by us to comply with applicable standards. Our failure to comply with any applicable laws and regulations

(including as a result of acts or omissions of our contractors, which may be beyond our control) may lead to monetary forfeitures or other enforcement actions, as well as civil penalties, contractual liability and tort liability and, in some cases, losing our right to conduct some of our business, any of which could have an adverse impact on our business. We also are subject to local regulations and restrictions that typically require tower owners to obtain a permit or other approval from local officials or community standards organizations prior to tower construction or modification. Local regulations could delay or prevent new tower construction or modifications, as well as increase our costs, any of which could adversely impact our ability to implement or achieve our business objectives.

Our failure to comply with environmental laws could result in liability and claims for damages that could have a material adverse effect on our business, financial condition or results of operations.

We are subject to environmental laws and regulations that impose liability without regard to fault. These laws and regulations place responsibility on us to investigate potential environmental and other effects of operations and to disclose any significant effects in an environmental assessment prior to constructing a tower or adding a new customer on a tower. In the event the FCC determines that one of our owned towers would have a significant environmental impact, the FCC would be required to prepare an environmental impact statement. The environmental review process mandated by the National Environmental Policy Act of 1969, or NEPA, can be costly and time consuming and may cause significant delays in the registration of a particular tower. In addition, various environmental interest groups routinely petition the FCC to deny applications to register new towers, further complicating the registration process and increasing potential costs and delays. In August 2003, the FCC released a Notice of Inquiry requesting comments and information on the potential impact of communication towers on migratory birds. The Notice of Inquiry regarding migratory birds marks the most significant action to date taken by the FCC on the matter and may lead to changes in the FCC's environmental rules. These changes, as well as changes resulting from other potential rulemakings could have a material adverse effect on our business, financial condition or results of operations.

In addition to the FCC's environmental regulations, we are subject to environmental laws that may require the investigation and remediation of any contamination at facilities that we own or operate, or that we previously owned or operated, or at third-party waste disposal sites at which our waste materials have been disposed. These laws could impose liability even if we did not know of, or were not responsible for, the contamination. Under these laws, we may also be required to obtain permits from governmental authorities or may be subject to record keeping and reporting obligations. If we violate or fail to comply with these laws, we could be fined or otherwise sanctioned by regulators. The costs of complying with existing or future environmental laws, responding to petitions filed by environmental interest groups or other activists, investigating and remediating any contaminated real property and resolving any related liability could have a material adverse effect on our business, financial condition or results of operations. See "Business — Regulatory Matters — Environmental Regulations."

Because we generally lease, sublease, license or have easements relating to the land under our towers, our business may be adversely affected if we fail to obtain lease renewals or protect our rights under our leases, subleases, licenses and easements.

Our real property interests relating to towers primarily consist of leasehold interests, private easements, and permits granted by governmental entities. A loss of these interests for any reason, including losses arising from the bankruptcy of a significant number of our lessors, from the default by a significant number of our lessors under their mortgage financings or from a legal challenge to our interest in the real property, would interfere with our ability to conduct our business and generate revenues. Similarly, if the grantors of these rights elect not to renew our leases, our ability to conduct business and generate revenues could be adversely affected. As of December 31, 2003, we leased 96 parcels of land with a remaining term of two years or less, under 102 owned towers which represented 3% of revenues for the year ended December 31, 2003.

In addition, we previously made acquisitions and did not always analyze and verify all information regarding title and other issues prior to completing an acquisition of communications sites. Our inability to protect our rights to the land under our towers could have a material adverse effect on our business and operating results. Generally, we have attempted to protect our rights in the sites by obtaining title insurance on the owned fee sites and the ground lease sites and relying on title warranties and covenants from sellers and landlords.

Our ability to protect our rights against persons claiming superior rights in towers or real property depends on our ability to:

•	recover under title insurance policies, the policy limits of which may be less than the purchase price of a particular tower;

•	in the absence of title insurance coverage, recover under title warranties given by tower sellers, which warranties often terminate after the expiration of a specific period (typically one to three years) and are dependent on the general creditworthiness of sellers making the title warranties;

•	recover from landlords under title covenants contained in lease agreements, which is dependent on the general creditworthiness of landlords making the title covenants; and

•	obtain so-called "non-disturbance agreements" from mortgagees and superior lienholders of the land under our towers.

Our tenant leases require us to be responsible for the maintenance and repair of the sites and for other obligations and liabilities associated with the sites and our obligations to maintain the sites may affect our revenues.

None of our tenant leases is a net lease. Accordingly, as landlord we are responsible for the maintenance and repair of the sites and for other obligations and liabilities (including for environmental compliance and remediation) associated with the sites, such as the payment of real estate taxes, ground lease rents and the maintenance of insurance. Our failure to perform our obligations under a tenant lease could entitle the related lessee to an abatement of rent or, in some circumstances, result in a termination of the tenant lease. An unscheduled reduction or cessation of payments due under a tenant lease would result in a reduction of our revenues. Similarly, if the expenses of maintaining and operating one or more sites exceeds amounts budgeted, and if lease revenues from other sites are not available to cover the shortfall, amounts that would otherwise be used for other purposes may be required to pay the shortfall.

Site management agreements may be terminated prior to expiration, which may adversely affect our revenues.

Approximately 819 sites (representing approximately 21% of our revenues for the year ended December 31, 2003) are managed sites where we market and/or sublease space under site management agreements with third party owners. The management agreements or subleases on 317 managed sites, representing 8.2% of our revenues for the year ended December 31, 2003, are operating month-to-month or will expire by their terms in 2004. In many cases, the site management agreements may be terminated early at the third party owner's discretion or upon the occurrence of certain events (such as the sale of the relevant site by the third party owner, our default, a change of control with respect to our company and other events negotiated with the third party owner including discretionary terminations). If a site management agreement is not renewed or is terminated early, our revenues would be adversely affected.

Our towers may be damaged by disaster and other unforeseen damage for which our insurance may not provide adequate coverage and which may cause service interruptions affecting our reputation and revenues.

Our towers are subject to risks associated with natural disasters, such as ice and wind storms, fire, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen damage. Our sites and any lessees' equipment are also vulnerable to damage from human error, physical or electronic security breaches, power loss, other facility failures, sabotage, vandalism and similar events. In the event of casualty, it is possible that any lessee sustaining damage may assert a claim against us for such damages. If reconstruction (for example, following fire or other casualty) or any major repair or improvement is required to the property, changes in laws and governmental regulations may be applicable and may materially affect our cost or ability to effect such reconstruction, major repair or improvement.

Since January 1, 2002 three of our towers have been destroyed by natural disasters and three have been destroyed in vehicular accidents. In addition, we own, lease and license a large number of towers in geographic areas, including 125 sites in California, 347 sites in Florida, 137 sites in North Carolina and 170 sites in South Carolina that have historically been subject to natural disasters, such as high winds, hurricanes, floods, earthquakes and severe weather. There can be no assurance that the amount of insurance obtained would be sufficient to cover damages caused by any casualty, or that such insurance will be commercially available in the future. A tower accident for which we do not have adequate insurance reserves or have no insurance, or a large amount of damage to a group of towers, could decrease the value of our communications sites and have an adverse effect on our results of operations and financial condition.

Any of these events or other unanticipated problems at one or more of the sites could interrupt lessees' ability to provide their services from the sites. This could damage our reputation, making it difficult to attract new lessees and cause existing lessees to terminate their leases, which in turn would adversely affect our revenues.

If radio frequency emissions from our towers are demonstrated, or perceived, to cause negative health effects, our business and revenues may be adversely affected.

The safety guidelines for radio frequency emissions from our sites require us to undertake safety measures to protect workers whose activities bring them into proximity with the emitters and to restrict access to our sites by others. If radio frequency emissions are found, or perceived, to be harmful, our customers and possibly our company could face lawsuits claiming damages from these emissions, and we could encounter increased opposition to our development of new towers. Demand for wireless services and new towers, and thus our business and revenues, could be adversely affected. Although we have not been subject to any personal injury claims relating to radio frequency emissions, we cannot assure you that these claims will not arise in the future or that they will not negatively impact our business.

Repayment of the principal of our outstanding indebtedness may require additional financing that we cannot assure you will be available to us.

We have historically financed our operations primarily with indebtedness. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will continue to depend on our future financial performance. In addition, we currently anticipate that, in order to pay the principal of our outstanding indebtedness we will likely be required to adopt one or more alternatives, such as refinancing our indebtedness or selling our equity securities or the equity securities or assets of our subsidiaries. We cannot assure you that we could effect any of the foregoing alternatives on terms satisfactory to us, that any of the foregoing alternatives would enable us to pay the interest or principal of our indebtedness or that any of such alternatives would be permitted by the terms of our credit facility and other indebtedness then in effect.

The terms of our credit facility and mortgage loan may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

Our credit facility and mortgage loan contain, and any future indebtedness of ours or of any of our subsidiaries would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and/or certain of our subsidiaries, including restrictions on our or our subsidiaries' ability to, among other things:

•	incur additional debt, or additional unsecured debt without rating agency approval;

•	issue stock;

•	pay dividends;

•	create liens;

•	make investments, loans and advances;

•	engage in sales of assets and subsidiary stock;

•	enter into sale-leaseback transactions;

•	enter into transactions with our affiliates;

•	change the nature of our business;

•	transfer all or substantially all of our assets or enter into certain merger or consolidation transactions; and

•	make capital expenditures.

Our credit facility also requires us to maintain certain financial ratios. A failure by us to comply with the covenants or financial ratios contained in the credit facility could result in an event of default under the facility which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our credit facility, the lenders under our credit facility will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be immediately due and payable. If the indebtedness under our credit facility were to be accelerated, and we are not able to make the required cash payments, our lenders will have the option of foreclosing on any of the collateral pledged as security for the loan. There can be no assurance that our assets would be sufficient to repay this indebtedness in full.

Our Chief Executive Officer has management responsibilities with other companies.

Our Chief Executive Officer, Wesley R. Edens, is also the Chairman of the Board and Chief Executive Officer of Fortress Investment Group LLC and Newcastle Investment Corp., a publicly-traded real estate securities business. As Chief Executive Officer of Fortress Investment Group, he manages and invests in other real estate-related investment vehicles. As a result, he may not be able to devote sufficient time to the management of our business operations.

Risks Relating to Our REIT Status

Our failure to qualify as a REIT would result in higher taxes and reduce cash available for dividends.

We intend to operate in a manner so as to qualify as a REIT for federal income tax purposes. Although we do not intend to request a ruling from the Internal Revenue Service as to our REIT status, we expect to receive the opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to our qualification as a REIT. This opinion will be issued in connection with this offering of common stock. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Skadden, Arps represents only the view of our counsel based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets, the sources of our income, and the nature, construction, character and intended use of our properties. The opinion of Skadden, Arps also relies on various legal opinions issued by other counsel for Global Signal Inc. and its predecessors, including the legal opinion of Holland & Knight LLP, which itself is based on various representations and covenants and is subject to various limitations to the effect that we were taxable as a REIT on October 31, 2002. The opinions, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part, are expressed as of the date issued, and do not cover subsequent periods. The opinions of counsel impose no obligation on them to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law.

Furthermore, both the validity of the tax opinions, and our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by tax counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of, and trading prices for, our common stock. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. See "Federal Income Tax Considerations" for a discussion of material federal income tax consequences relating to us and our common stock.

Dividends payable by REITs do not qualify for the reduced tax rates under recently enacted tax legislation.

Recently enacted tax legislation reduces the maximum tax rate for dividends payable to individuals from 38.6% to 15% through 2008. Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

In addition, the relative attractiveness of real estate in general may be adversely affected by the newly favorable tax treatment given to corporate dividends, which could affect the value of our real estate assets negatively.

REIT distribution requirements could adversely affect our liquidity.

We generally must distribute annually at least 90% of our net taxable income, excluding any net capital gain, in order for corporate income tax not to apply to earnings that we distribute. We intend to make distributions to our stockholders to comply with the requirements of the Internal Revenue Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Internal Revenue Code. Certain types of assets generate substantial mismatches between taxable income and available cash. Such assets include rental real estate that has been financed through financing structures which require some or all of available cash flows to be used to service borrowings. As a result, the requirement to distribute a substantial portion of our taxable income could cause us to: (a) sell assets in adverse market conditions, (b) borrow on unfavorable terms or (c) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with REIT requirements.

Our mortgage loan contains a covenant providing for a reserve account if our debt service coverage ratio falls to 1.45 times or lower. If our debt service coverage ratio were to fall to that level and we had net income as defined by tax regulations, our ability to distribute 90% of our taxable income, and hence our REIT status, could be jeopardized.

Further, amounts distributed will not be available to fund our operations. We have historically funded our operations, initially, by debt and equity capital and, subsequently, through operating cash flow. We expect to finance our operations this way. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

The stock ownership limits imposed by the Internal Revenue Code for REITs and our amended certificate of incorporation may inhibit market activity in our stock and may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code) at any time during the last half of each taxable year after our first year. Our amended certificate of incorporation states that, unless exempted by our board of directors, no person, other than certain of our existing stockholders and subsequent owners of their stock, may own more than 9.9% of the aggregate value of the outstanding shares of any class or series of our stock. Our board may grant such an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine. These ownership limits could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Relating to this Offering

There may not be an active market for our shares, which may cause our common stock to trade at a discount and make it difficult to sell the shares you purchase.

Prior to this offering and since our reorganization, there has been no public market for our shares. We cannot assure you that an active trading market for our shares will develop or be sustained after this offering. The initial public offering price for our shares was determined by negotiations between the underwriters and us. We cannot assure you that the initial public offering price will correspond to the price at which our shares will trade in the public market subsequent to this offering or that the price of our shares available in the public market will reflect our actual financial performance.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

As adjusted for this offering, there will be          shares of our common stock outstanding and 1,229,850 warrants and 3,998,069 options to purchase common stock based on shares, warrants and options outstanding on February 11, 2004. There will be          shares outstanding if the underwriters exercise their overallotment option in full. Of our outstanding shares, all the shares of our common stock sold in this offering and all shares of common stock already outstanding will be freely transferable, except for any shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended ("Securities Act").

Pursuant to our Investor Agreement, Fortress Pinnacle Acquisition LLC and its related partnerships, Greenhill Capital Partners L.P. and its related partnerships and Abrams Capital, LLC and its affiliates have the right to require us to register their shares of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable.

We and our executive officers, directors and stockholders holding     % or more of our outstanding common stock have agreed with the underwriters that, subject to limited exceptions, for a period of 120 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of the representatives. The representatives may waive these restrictions at their discretion.

In addition, following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of 6,715,000 shares of our common stock reserved for issuance under our stock incentive programs. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale into the public markets subject to the 120-day lock-up agreements described above.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

After this offering, assuming the exercise in full by the underwriters of their overallotment option, we will have an aggregate of          shares of common stock authorized but unissued and not reserved for issuance under our option plans. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue acquisitions of communications sites and may issue shares of common stock in connection with these acquisitions. Any shares issued in connection with our acquisitions, the exercise of outstanding warrants or stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

The price of our common stock may fluctuate substantially, which could negatively affect us and the holders of our common stock.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control including:

•	a decrease in the demand for our wireless communications sites;

•	the economies, real estate markets and wireless communications industry in the regions where our sites are located;

•	consolidation in the wireless industry;

•	the creditworthiness of our tenants; and

•	fluctuations in interest rates.

In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using our common stock as consideration. In addition, the U.S. securities markets, and telecommunications stocks in particular, have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares at or above the initial public offering price, or at all. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management's attention and resources, which could negatively affect our financial results. In addition, if we decide to settle any class action litigation against us, our decision to settle may not necessarily be related to the merits of the claim.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. Our net tangible book value per share as of December 31, 2003 was approximately $2.09. Our net tangible book value per share as of December 31, 2003 represents the amount of total assets minus intangible assets, deferred finance costs and total liabilities, divided by the 41,000,000 shares of our common stock that were outstanding on December 31, 2003. Investors who purchase our common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of our common stock. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $             in the net tangible book value per share of our common stock, based upon the initial public offering price of $             per share. Additional dilution will occur upon the exercise of outstanding options and warrants. Investors who purchase our common stock in this offering will have purchased           % of the shares outstanding immediately after the offering, but will have paid           % of the total consideration for those shares.

As part of our reorganization, we issued warrants to purchase 1,229,850 shares of our common stock that are presently exercisable through October 31, 2007 at an exercise price of $8.53 per share. These warrants were issued in connection with the cancellation of the 5 1/2% convertible subordinated notes due 2007, and with the receipt of certain releases given by former stockholders as part of our reorganization and by plaintiffs in the settlement of a stockholder class action suit. The issuance of these shares will have a dilutive effect on the value of our common stock when these warrants are exercised.

ERISA may restrict investments by Plans in our common stock.

A plan fiduciary considering an investment in our common stock should consider, among other things, whether such an investment might constitute or give rise to a prohibited transaction under the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code or any substantially similar federal, state or local law and whether an exemption from such prohibited transaction rules is available. See "ERISA Considerations."

Our authorized but unissued common and preferred stock may prevent a change in our control.

Our amended certificate of incorporation authorizes us to issue additional authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors may classify or reclassify any unissued shares of our common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board may establish a series of preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Anti-takeover provisions in our amended certificate of incorporation could have effects that conflict with the interests of our stockholders.

Certain provisions of our amended certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us or for us to acquire control of a third party even if such a change in control would be beneficial to you.

We have a number of anti-takeover devices in place that will hinder takeover attempts and could reduce the market value of our common stock. Our anti-takeover provisions include:

•	a staggered board of directors;

•	removal of directors only for cause, by 80% of the voting interest of stockholders entitled to vote;

•	blank-check preferred stock;

•	a provision denying stockholders the ability to call special meetings;

•	our amended certificate of incorporation provides that Global Signal has opted out of the provisions of Section 203 of the Delaware General Corporation Law. Section 203 restricts certain business combinations with interested stockholders in certain situations; and

•	advance notice requirements by stockholders for director nominations and actions to be taken at annual meetings.

We have not established a minimum dividend payment level and there are no assurances of our ability to pay dividends in the future.

We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. We have not established a minimum dividend payment level, and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, some of our distributions may include a return of capital.

Global Signal Inc. is a holding company with no operations.

Global Signal Inc. is a holding company with no material direct operations. Its principal assets are the equity interests it holds in its operating subsidiaries. As a result, it is dependent on loans, dividends and other payments from its subsidiaries to generate the funds necessary to meet its financial obligations. Global Signal Inc.'s subsidiaries are legally distinct from it and have no obligation to make funds available to it.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

After giving effect to the offering, assuming no exercise by the underwriters of their overallotment option, affiliates of Fortress will beneficially own approximately                million shares, or         %, of our common stock, affiliates of Greenhill will beneficially own approximately                  million shares, or         %, of our common stock and affiliates of Abrams Capital, LLC will beneficially own approximately              million shares, or         % of our common stock. Three of our directors are associated with these stockholders. As a result, Fortress, Greenhill, and Abrams Capital, LLC could exert significant influence over our management and policies and may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock.

An increase in interest rates would result in an increase in our interest expense which could adversely affect our results of operations and financial condition.

Any indebtedness we incur under our $200.0 million credit facility bears interest at floating rates, based on either the federal funds rate or certain eurodollar rates. Accordingly, an increase in the federal funds rate or the eurodollar rate could lead to an increase in our interest expense which could have an adverse effect on our results of operations and financial condition.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements which are subject to various risks and uncertainties, including without limitation, statements relating to the operating performance of our communications sites, and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, a decrease in the demand for our wireless communications sites, the economies, real estate markets and wireless communication industry in the regions where our sites are located, consolidation in the wireless industry, the creditworthiness of our tenants, competing technologies, our failure to comply with federal, state and local laws and regulations, our failure to comply with environmental laws, interest rate fluctuations, our ability to qualify as a REIT, REIT distributions requirements and the stock ownership limit imposed by the Internal Revenue Code for REITs. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this prospectus. The "Risk Factors" and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement. For a discussion of our critical accounting policies see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates."

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the              shares of common stock will be approximately $         million, or approximately $         million if the underwriters exercise their overallotment option in full, based upon an assumed public offering price per share of $                , after deducting assumed underwriting discounts, commissions and estimated offering expenses.

We intend to use the net proceeds of this offering as follows:

•    $       million to repay a portion of the debt under our credit facility which matures October 1, 2005 and bears interest at our option, at either the federal funds rate plus 2.1175% per annum or the eurodollar rate plus 2.5% per annum; and

•    for general corporate purposes, including the strategic acquisition of existing communications sites and the development of new communications sites.

DISTRIBUTION POLICY

In general, we will not pay a corporate-level tax on our earnings to the extent we distribute our earnings to our stockholders. In order to satisfy the REIT requirements, we must distribute to our stockholders an amount at least equal to (1) 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain) plus (2) 90% of the excess of our net income from foreclosure property (as defined in Section 856 of the Internal Revenue Code) over the tax imposed on such income by the Internal Revenue Code less (3) any excess non-cash income (as determined under the Internal Revenue Code). See "Federal Income Tax Considerations." The actual amount and timing of distributions, however, will be at the discretion of our board of directors and will depend upon our financial condition in addition to the requirements of the Internal Revenue Code. On February 5, 2004, we paid a special dividend of $142.2 million, in aggregate, to our stockholders. Depending on our results of operations in 2004, we may have already satisfied the REIT requirement for 2004 through payment of the special dividend.

On February 5, 2004, we paid an ordinary dividend of $0.3125 per share, or an aggregate of $12.8 million. We intend to continue to make regular quarterly distributions to the holders of our common stock. Distributions, including distribution of capital, assets or dividends, will be made at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

It is anticipated that distributions generally will be taxable as ordinary income to our non-exempt stockholders, although a portion of such distributions may be designated by us as long-term capital gain or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their federal income tax status. For a discussion of the federal income tax treatment of distributions by us, see "Federal Income Tax Considerations — Taxation of Global Signal" and "— Taxation of Stockholders."

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2003 on (i) an actual basis, (ii) as adjusted to give effect to the $418.0 million mortgage loan, the application of the net proceeds of the mortgage loan, and to give effect to our ordinary dividend of $12.8 million declared and paid on February 5, 2004 and (iii) as further adjusted to give effect to the sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $            , after deducting assumed underwriting discounts, commissions and estimated offering expenses payable by us and the use of the proceeds as described under "Use of Proceeds."

	As of December 31, 2003
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(dollars in thousands)
Cash and cash equivalents	$9,661	$12,718

Current portion of long-term debt (3)	$6,535	$6,535
Long-term obligations	257,716	441,270
Stockholders' equity:
Preferred stock, $0.01 par value: 20 million shares authorized; no shares issued and outstanding on an as adjusted basis	—	—
Common Stock, $0.01 par value: 100 million shares authorized; 41 million shares issued and outstanding on an actual and as adjusted basis and shares issued and outstanding on an as further adjusted basis	410	410
Additional paid-in capital	206,089	62,635
Accumulated other comprehensive gain (loss)	(1,133)	(5,338)
Retained earnings	20,087	—
Total stockholders' equity	225,453	57,707
Total capitalization	$489,704	$505,512

(1)	As adjusted to reflect the February 5, 2004 issuance of a $418.0 million mortgage loan, the application of net proceeds and to give effect to our ordinary dividend of $12.8 million declared and paid on February 5, 2004. The proceeds of $397.0 million, net of debt issuance costs of $14.7 million and anticipatory hedging costs of $6.2 million, were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a special dividend of $142.2 million to stockholders of record on February 5, 2004. The remaining net cash proceeds were used to establish a $4.6 million imposition reserve (which was required to be escrowed in connection with our securitization transaction and mortgage loan and relates to taxes, insurance and rents) and the remaining $15.9 million was available to fund operations.

(2)	As further adjusted to reflect this offering and the application of the net proceeds of this offering of $ million, of which $ million was used to repay a portion of the debt under our credit facility and the remaining $ million was available for general corporate purposes including acquisitions and new builds of towers and other communications sites.

(3)	Current portion of long-term debt includes $6.1 million due under our mortgage loan.

DILUTION

Our net book value attributable to common stockholders on December 31, 2003 was approximately $225.5 million, or $5.50 per common share.

After giving effect to the February 5, 2004, issuance of a $418.0 million mortgage loan, the application of net proceeds, and the payment of an ordinary dividend of $12.8 million, our net book value attributable to common stockholders on December 31, 2003 would have been $57.7 million or $1.41 per common share.

After giving further effect to this offering, our net book value attributable to common stockholders on December 31, 2003 would have been $             million, or $             per common share. The adjustments made to determine net book value per share are the following:

•    increasing equity and assets to reflect the estimated net proceeds of the offering as described under "Use of Proceeds" at an assumed initial public offering price of $                per share; and

•    adding the number of common shares offered by this prospectus to the number of common shares outstanding.

The following table illustrates the increase in net book value of $             per common share and the dilution (the difference between the offering price per common share and net book value per common share) to new investors:

Initial public offering price per share of common stock		$
Net book value per share of common stock prior to the offering	$5.50
Decrease in net book value per share of common stock due to February 5, 2004 mortgage loan issuance, application of net proceeds and ordinary dividend
Increase in net book value per share of common stock attributable to investors in the offering
Net book value per share of common stock, after the offering
Dilution to new investors

The following table shows the difference between existing stockholders as of December 31, 2003 and new investors with respect to the number of shares purchased, the total consideration paid and the average price paid per common share. We have used an assumed initial public offering price of $       per share, which is the midpoint of the range listed on the cover page of this prospectus.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	41,000,000		$205,000,000		$5.00
New investors
Total		100%		100%

In the discussion and tables above, we assume no exercise of outstanding options or warrants to purchase shares of our common stock. As of February 11, 2004 there were outstanding options and warrants to purchase a total of 5,227,919 shares of common stock at a weighted average exercise price of $6.90 per share. To the extent that option or warrant holders exercise their outstanding options or warrants, new investors will be further diluted.

If the underwriters fully exercise their overallotment option, the number of shares of common stock held by existing holders will be reduced to             % of the aggregate number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors will be increased to                  or                 %, of the aggregate number of shares of common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial and other data. The balance sheets data as of December 31, 1999, 2000, 2001, 2002, and 2003 and the statements of operations and statements of cash flows data for the years ended December 31, 1999, 2000, 2001, and 2003 and the ten months ended November 1, 2002 and the two months ended December 31, 2002 are derived from our audited consolidated financial statements. The as adjusted data reflect the issuance of the $418.0 mortgage loan on February 5, 2004, the application of the net proceeds of the mortgage loan, and our ordinary dividend of $12.8 million declared and paid on February 5, 2004. The as further adjusted data reflect this offering and the application of net proceeds of the offering. Both of these are derived from the pro forma condensed consolidated financial statements included elsewhere in this prospectus. As a result of the adoption of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the capital structure for the predecessor company and the successor company. We refer to the periods prior to our emergence from Chapter 11 as "predecessor company" and to the periods subsequent to that date as "successor company."

The information set forth below should be read in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, condensed consolidated financial statements, and each of their related notes included elsewhere in this prospectus.

Selected Historical Consolidated Financial Information

	Predecessor Company (1)				Successor Company (1)
	Year Ended December 31,			Ten Months Ended Oct 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
	1999	2000	2001			Historical	As Adjusted (2)	As Further Adjusted (3)
	(dollars in thousands)
Statements of Operations Data:
Revenues (4)	$81,461	$163,482	$178,020	$140,646	$28,285	$169,233	$169,233
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	24,443	57,748	67,259	48,060	9,361	56,343	56,343
Gross margin	57,018	105,734	110,761	92,586	18,924	112,890	112,890
Other expenses:
Selling, general and administrative	16,502	54,052	47,898	27,496	4,818	26,926	26,926
State franchise, excise and minimum taxes	1,107	1,184	1,877	1,671	331	848	848
Depreciation, amortization and accretion (5)	55,886	112,510	119,337	74,175	7,512	44,496	44,496
Non-cash stock based compensation expense for services	—	—	—	—	—	1,479	1,479
Impairment loss on assets held for sale	—	—	46,592	1,018	—	—	—
Impairment loss on assets held for use	—	—	246,780	4,541	—	—	—
Loss on disposal of assets	—	—	5,644	78	2	302	302
Unsuccessful debt restructuring costs	—	—	1,702	—	—	—	—
Reorganization costs	—	—	—	59,124	—	—
Total operating expenses	73,495	167,746	469,830	168,103	12,663	74,051	74,051

	Predecessor Company (1)				Successor Company (1)
	Year Ended December 31,			Ten Months Ended Oct 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
	1999	2000	2001			Historical	As Adjusted (2)	As Further Adjusted (3)
	(dollars in thousands)
Operating Income (loss)	$(16,477)	$(62,012)	$(359,069)	$(75,517)	$6,261	$38,839	$38,839
Gain on extinguishment of debt	—	—	—	404,838	—	—
Income-tax (expense) benefit	—	575	6,630	5,195	(19)	665	665
Income (loss) from continuing operations (4)	(63,138)	(127,307)	(441,057)	289,329	2,117	19,136	$5,835
Income (loss) from discontinued operations	2,045	3,012	(7,145)	(33,157)	(66)	(1,100)
Net income (loss)	$(61,093)	$(124,295)	$(448,202)	$256,172	$2,051	$18,036
Net income (loss) applicable to common stockholders	$(64,023)	$(124,295)	$(448,202)	$256,172	$2,051	$18,036
Income (loss) from continuing operations per share (basic and diluted) (4)	$(1.94)	$(2.66)	$(9.11)	$5.95	$0.05	$0.47	$0.14
Net income (loss) per share (basic and diluted)	$(1.96)	$(2.59)	$(9.25)	$5.27	$0.05	$0.44
Cash dividends declared per common share (6)	$0	$0	$0	$0	$0	$0
Weighted average common shares outstanding (basic and diluted)	32,588	47,918	48,431	48,573	41,000	41,000	41,000
Statements of Cash Flows Data:
Net cash provided by operating activities	$22,385	$15,542	$27,125	$20,869	$7,193	$59,218	$59,218
Net cash provided by (used in) investing activities	(549,492)	(473,730)	(27,184)	(3,920)	(727)	(36,181)	(36,181)
Net cash provided by (used in) financing activities	608,418	407,692	(31,687)	(22,102)	(9,626)	(17,840)	(14,783)
Purchases of property and equipment	36,392	59,993	28,787	9,273	762	8,544	8,544

	Predecessor Company			Successor Company
					December 31, 2003
Balance Sheets Data:	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	Historical	As Adjusted(4)	As Further Adjusted (5)
Cash and cash equivalents	$94,863	$44,233	$13,187	$4,350	$9,661	$12,718
Total assets	1,130,504	1,469,607	1,034,333	530,645	525,040	538,878
Total long-term obligations, less current portion	713,169	883,792	9,274	263,344	263,153	446,707
Total stockholders' equity	374,226	534,103	83,798	207,377	225,453	57,707

(1)	On November 1, 2002, we emerged from Chapter 11. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"), we adopted fresh start accounting as of November 1, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity's assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be

November 1, 2002 for financial reporting purposes. The periods presented prior to November 1, 2002 have been designated "predecessor company" and the periods beginning on or after November 1, 2002 have been designated "successor company." As a result of the implementation of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting and lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy.
(2)	As adjusted to reflect the February 5, 2004 issuance of a $418.0 million mortgage loan, the application of net proceeds and to give effect to our ordinary dividend of $12.8 million declared and paid on February 5, 2004. The proceeds of $397.0 million, net of debt issuance costs of $14.7 million and anticipatory hedging costs of $6.2 million, were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a special dividend of $142.2 million to stockholders of record on February 5, 2004. The remaining net cash proceeds were used to establish a $4.6 million imposition reserve (which was required to be escrowed in connection with our securitization transaction and mortgage loan and relates to taxes, insurance and rents) and the remaining $15.9 million was available to fund operations.
(3)	The adjustments in this column reflect the sale by us of shares of common stock in this offering at an assumed price of $ per share, the mid-point of the range shown on the cover of this prospectus, and the application of the net proceeds thereof as described under "Use of Proceeds."
(4)	During the combined twelve months ended December 31, 2002 and the year ended December 31, 2003, we disposed of certain non-core assets and under performing sites which have been accounted for as discontinued operations. Their results for all periods presented are not included in results from continuing operations.
(5)	Depreciation, amortization and accretion expense for the ten months ended October 31, 2002 and two months ended December 31, 2002 are not proportional because the successor company has a considerably lower depreciable basis. Following the restructuring transaction, assets were revalued, including all long-lived assets, to their fair market value, thereby lowering the depreciable basis.
(6)	Excludes our ordinary dividend of $12.8 million declared and paid on February 5, 2004 and the special dividend of $142.2 million declared and paid on the same date.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with "Selected Consolidated Financial and Other Data" and our consolidated financial statements included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements which include numerous risks and uncertainties as described in "Cautionary Statement Regarding Forward-Looking Statements" and in "Risk Factors." For purposes of this discussion, "2003" refers to the year ended December 31, 2003, "combined 2002" refers to the ten months ended October 31, 2002, for the predecessor company and the two months ended December 31, 2002, for the successor company, and "2001" refers to the year ended December 31, 2001.

Executive Overview

Global Signal is one of the largest owners of wireless towers and other communications sites in the United States. Our sites are primarily located in the southeastern and mid-Atlantic regions of the country. For the year ended December 31, 2003, all of our revenues came from our ownership, leasing and management of wireless towers and other communications sites. As of December 31, 2003, we owned 2,206 towers and 251 other communications sites. We own in fee or have long-term easements on the land under 787 of these towers and we lease the land under 1,419 towers. In addition, as of December 31, 2003 we managed 819 towers, rooftops and other communications sites where we had the right to market space or where we had a sublease arrangement with the site owner.

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. As such, we will generally not be subject to federal income tax on that portion of our income that is distributed to our stockholders if we distribute at least 90% of our REIT taxable income to our stockholders and comply with various other requirements.

The majority of our customer base is comprised of wireless service providers. In addition we serve a broad array of government agencies, operators of private networks and broadcasters. The economic and industry factors relevant to our business fall into the following four primary categories: (1) the growth in the number of wireless subscribers, (2) the increasing wireless usage per subscriber, (3) customer demand for high network quality and ubiquitous coverage, and (4) the development and adoption of new wireless technologies, devices and applications. Over the past ten years, new wireless technologies, devices and applications have become more advanced and broadly utilized by wireless subscribers. As new technologies, devices and applications have developed, new networks have been deployed to support the more advanced applications and the growth in the number of wireless subscribers while more mature technologies, such as paging, have experienced shrinking subscriber bases and network contraction. Some of the key indicators that we regularly monitor to evaluate growth trends affecting wireless technology usage are the growth or contraction of a particular technology's wireless subscribers and the usage as measured in minutes of use or network capacity utilization.

The material opportunities, challenges and risks of our business have changed significantly over the past two years. Most recently, concurrent with an increased focus on improving network quality, many of our wireless customers have experienced a general improvement in their overall financial condition. This has resulted in an increase in these customers' abilities to invest in their networks and a related increase in our telephony tenant base. In addition, we have installed a new management team, reengineered our business processes and reduced our debt. Our debt was reduced primarily as a result of the extinguishment of $404.8 million of indebtedness pursuant to the terms of our reorganization in November 2002. We have subsequently restructured our balance sheet through a tower asset securitization, which has provided us with low cost fixed rate debt. Furthermore, we have disposed of certain non-core communications sites and under performing sites to enhance our operating margins. Our growth opportunities are primarily linked to organic growth on our existing towers and acquiring and developing new towers on which our wireless customers will seek to locate their equipment, thereby growing our overall tenant base.

Revenues

We generate revenues primarily from leasing space on communications sites to various tenants including wireless service providers, government agencies, operators of private networks, and broadcasters. Factors affecting our revenues include the rate at which our customers deploy capital to enhance and expand their networks, the rate at which customers rationalize their networks, the renewal rates of our tenants and fixed-price annual escalation clauses in our contracts that allow us to increase our tenants rental rates over time.

For the year ended December 31, 2003, 79% and 89%, respectively, of our revenues and gross margin was generated from our owned sites, while 21% and 11%, respectively, of our revenues and gross margin was generated from our managed sites. Typically, our tenant lease agreements are specific to a site, are for terms of one to ten years, and are renewable for multiple pre-determined periods at the option of the tenant. Rents under the tenant leases are generally due to us on a monthly basis, and revenues from each agreement are recognized monthly. These agreements typically contain fixed-price annual escalation clauses, however rental revenues are recognized in our financial statements on a straight-line basis over the contractual term of the agreements.

Our tenants are responsible for the installation and maintenance of their equipment at our sites. These tenants transmit from our sites utilizing a wide variety of technologies including personal communication services (PCS), cellular, enhanced specialized mobile radio (ESMR), mobile radio, paging, and radio and television broadcast, which we refer to as broadcast wireless data transmission. For the month of December 2001, 2002 and 2003, our revenue mix for the primary technology categories was as follows:

Revenues Percentage by Tenant Technology Type

Tenant Technology Type	Percent of revenues for the month of December 2001	Percent of revenues for the month of December 2002	Percent of revenues for the month of December 2003
Telephony (PCS, cellular, ESMR)	31.3%	36.1%	40.6%
Mobile radio	31.7%	29.3%	25.8%
Paging	25.4%	22.5%	21.6%
Broadcast	6.1%	6.9%	7.1%
Wireless data and other	5.5%	5.2%	4.9%
Total	100.0%	100.0%	100.0%

Direct Site Operating Expenses and Other Expenses

Direct site operating expenses consist of ground rents (if we do not own the land at our site), utilities, property and ad valorem taxes, insurance and site maintenance cost. Other shared costs such as property management, site operations and contract administration, are included in selling, general and administrative as described below. Because the costs of operating an owned site generally do not increase significantly as we add additional tenants, new lease revenues from additional tenants to a particular site provide high incremental gross margin for that site. Similarly, the loss of any tenant on an owned site does not significantly reduce the costs associated with operating the site; and as a result, the lost lease revenues will reduce cash flow and gross margin from the site. Fluctuations in our gross margins on owned sites are directly related to changes in our tenant lease revenues. For managed sites, we typically pay the site owner either a fixed fee, a percentage of revenues or a combination of a fixed fee plus a percentage of revenues. In instances where we pay the landlord a percentage of revenues, changes in revenues result in an increase or decrease, as applicable, in our communications site operating costs.

Selling, general and administrative expenses consist of five major components: (1) sales, marketing and co-locations, (2) property management and site operations, (3) contracts administration, (4) business development including acquisitions and new builds, and (5) administrative support including legal, finance, accounting, and information technology.

Acquisitions and Dispositions of Communications Sites

Our financial results are also impacted by the timing, size and number of acquisitions and dispositions we complete in a period. Our number of communications sites decreased from 3,881 at December 31, 2001 to 3,276 at December 31, 2003. We routinely review and dispose of under-performing sites which generate negative cash flows and which are not compatible with our strategy. During 2002, our dispositions principally related to our sale of 266 non-core microwave sites. During 2003, we disposed of 134 under-performing sites primarily consisting of managed sites and as of December 31, 2003, we had 69 other sites held for sale.

During 2001, we reclassified our portfolio of five wireline telephony co-location facilities to assets held for sale. Three were sold in 2001 and two were sold in combined 2002. These facilities contributed $6.4 million and $1.1 million to revenues during 2001 and the ten months ended October 31, 2002 for the successor company, respectively, prior to the sale of the last facility in October 2002. These dispositions are not classified in "discontinued operations" as they did not meet the required segment criteria in 2001 and this was prior to our adoption of SFAS No. 144, "Accounting for the Impairment and Disposal of Long-lived Assets".

In 2002, we made decisions to sell other assets including certain rental buildings, two wholly-owned subsidiaries and a portfolio of microwave tower sites. The results of operations for these assets have been reclassified to discontinued operations under SFAS No. 144 which became effective January 1, 2002. In addition, the under-performing sites we disposed of in 2002 that were not previously held for sale were also reclassified as discontinued operations.

On September 23, 2003, a majority of our stockholders formed a new company, Pinnacle Towers Acquisition Inc. ("Pinnacle Acquisition"). This entity had no operations until December 4, 2003, when it acquired, from TowerCom Enterprises, L.L.C. and its affiliates, a portfolio of 67 tower sites with 132 telephony tenant leases which are primarily located in Florida, Georgia, Alabama and Mississippi and are generally less than four years old. The purchase price was $26.3 million in cash, and Pinnacle Acquisition accounted for the purchase using purchase accounting. Pinnacle Acquisition was initially funded through a $100.0 million committed acquisition credit facility, provided by Morgan Stanley, which was increased to $200.0 million on February 6, 2004. In addition, on February 6, 2004, we exercised our option to acquire all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly-owned subsidiary. We acquired the common stock of Pinnacle Acquisition for approximately $21,000. Because our acquisition of Pinnacle Acquisition was a business combination among "entities under common control," we have accounted for it in a manner similar to a pooling of interests. As a result, we have included the financial statements of Pinnacle Acquisition in our 2003 financial statements included elsewhere in this prospectus, beginning September 23, 2003. For the month of December 2003, revenues from these towers represented 1.5% of our revenues.

Reorganization

We historically funded our operations through bank credit facilities and issuances of debt and equity securities. Due primarily to our highly leveraged capital structure and partially to the reduced amount of capital spending by wireless carriers on their networks reducing demand for communications sites during 2001 and 2002, we were unable to meet our financial obligations. On May 21, 2002, Global Signal, then known as Pinnacle Holdings Inc., filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On October 9, 2002, the Bankruptcy Court entered an order confirming the Second Amended Joint Plan Of Reorganization dated September 23, 2002 (the "Prearranged Plan"), which became effective on November 1, 2002.

The Prearranged Plan provided for a new equity investment of $205.0 million, led by Fortress and Greenhill pursuant to the terms of a securities purchase agreement entered into as of April 25, 2002. Under the terms of the purchase agreement, certain of our pre-petition bondholders participated with Fortress and Greenhill in the new equity funding. Under the Prearranged Plan, our then existing senior credit facility lenders were paid approximately $93.0 million in cash, with the balance of the full amount owed to them incorporated into an amended and restated credit facility (which we refer to as our old credit facility) that consisted of a three-year secured term loan of $275.0 million. In addition, certain of these lenders provided a secured revolving credit facility of $30.0 million. On February 5, 2004, these facilities were repaid in full and terminated.

Our emergence from bankruptcy and adoption of fresh start accounting resulted in the extinguishment of $404.8 million of indebtedness and significantly reduced our interest expense and depreciation and amortization expense. In addition to our reorganization, we have taken a number of other measures to minimize potential net losses in the future, including the sale of non-performing communications sites, the reduction of overhead and capital expenditures and the installation of a new management team.

2001 Securities and Exchange Commission Investigation

In August 2000, we became the subject of an investigation by the Securities and Exchange Commission. On December 6, 2001, we entered into a settlement with the Commission relating to our original accounting for the August 1999 acquisition of certain communications sites from Motorola, Inc. We restated our financial statements to change our accounting for that transaction in filings made with the Commission in April and May 2001. In the settlement, we consented, without admitting or denying the Commission's findings, to the Commission's entry of an administrative order that we cease and desist from committing or causing violations of the reporting, books and records, and internal control provisions of the federal securities laws. The Commission's order does not claim any violation of the antifraud provisions of the federal securities laws, nor does it assess a monetary penalty or fine against us. As previously disclosed, we cooperated fully with the Commission in its inquiry.

Basis of Accounting

In the following discussion, we refer to ourselves in the periods prior to our emergence from Chapter 11 as "predecessor company" and in the periods subsequent to the date of our emergence from bankruptcy as "successor company." The following is a discussion of our financial condition and results of operations for 2001 and the ten months ended October 31, 2002, for the predecessor company, and the two months ended December 31, 2002, and the year ended December 31, 2003 for the successor company. The discussion should be read in conjunction with our financial statements included elsewhere in this prospectus.

As a result of the adoption of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the different debt and equity structures for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting, and lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy. In addition, as required under fresh start accounting, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations."

Recent Developments

On February 5, 2004, our principal operating subsidiary, Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries issued a $418.0 million mortgage loan made payable to a newly formed Trust. The Trust simultaneously issued $418.0 million in commercial mortgage pass-through certificates with terms identical to the mortgage loan. The net proceeds of $397.0 million from the mortgage loan were used to repay $234.4 million of the outstanding borrowings under our old credit facility and to fund a $142.2 million special dividend to our stockholders. The remaining net cash proceeds were used to establish a $4.6 million imposition reserve (which was required to be escrowed in connection with our securitization transaction and mortgage loan and relates to taxes, insurance and rents) and the remaining $15.9 million is available to fund operations. In connection with our repayment of the outstanding borrowings under our old credit facility, we will expense the remaining unamortized deferred debt financing cost totaling approximately $8.2 million during our first quarter of 2004. The weighted average fixed interest rate on the various tranches of the mortgage loan was approximately 5.0%, as of February 5, 2004. The mortgage loan has a final maturity date of January 2029, however, the loan documents impose material penalties if we fail to repay the mortgage loan on or prior to January 2009. The mortgage loan requires monthly payments of principal and interest of approximately $2.4 million based on a 25-year amortization. The mortgage loan is secured by mortgages, deeds of trust and deeds to secure debt creating first priority mortgage liens on assets which generated substantially all of our gross margin for the year ended December 31, 2003.

On February 5, 2004, we declared and paid a $12.8 million ordinary dividend to our stockholders.

On February 6, 2004, we amended our $100.0 million credit facility to, among other things, increase the commitment thereunder to $200.0 million and reduce the applicable margin for federal funds rate loans and eurodollar loans to 2.1175% and 2.50% respectively. We extended the maturity date to February 6, 2005, and the maturity date will be further extended to October 1, 2005 upon consummation of the offering. In addition, we pledged 100% of our ownership interest in Pinnacle Towers Acquisition Inc., which pledge will be reduced to 50% of our interest upon consummation of the offering and replaced the prior stockholders of Pinnacle Towers Acquisition Inc. as guarantor under the credit facility.

On February 11, 2004, our board of directors approved a two-for-one stock split. In addition, our stockholders approved increases in our authorized number of shares of common stock to 100,000,000 and preferred stock to 20,000,000. All common share and per common share amounts have been retroactively restated to give effect to the stock split. On February 11, 2004, our stockholders approved an increase of 2,000,000 shares in the shares available under the stock option plan and, effective as of January 1, 2005, subsequent annual increases of the lesser of 1,000,000 shares or 2% of the outstanding number of shares of common stock on the last day of the immediately preceding fiscal year.

Financial Developments

The following are certain changes in our financial results which we expect in 2004 and beyond, as compared to our 2003 results.

In connection with our mortgage loan, we increased the scope and coverage of our insurance policies which increased our annual premium by approximately $550,000. The mortgage loan will also increase our general and administrative expenses due to certain requirements including a separate audit of the borrowers, and other periodic monitoring and reporting.

We used a portion of the proceeds from our mortgage loan to repay the outstanding amounts due under our old credit facility, which was terminated. In connection with our repayment of the outstanding borrowings under our old credit facility, we will expense the remaining unamortized deferred debt issuance cost of approximately $8.2 million during our first quarter of 2004.

In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company related to corporate governance, Securities and Exchange Commission reporting and compliance with the various provisions of the Sarbanes-Oxley Act. In addition we also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

In 2003, our board of directors awarded options to purchase 820,000 shares of our common stock to a former director, who is also an employee of Fortress Capital Finance LLC, in exchange for his agreement to provide financial advisory services to us, over an expected three-year period. Thirty percent of these options vested at January 9, 2003, 30% vest on December 31, 2004 and the remaining 40% vest at December 31, 2005. Half of the options have an exercise price of $5 per share and the remainder have an exercise price of $10 per share. Pursuant to the terms of our stock option plan, the exercise price of the then outstanding options was adjusted from $10 to $8.53 per share and from $5 to $4.26 per share, due to the special dividend declared and paid to our stockholders on February 5, 2004. We follow SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods and Services, for our stock option grants to this individual. We measure this compensation expense as the options vest and recognize the expense over the service period. Prior to vesting, we recognize expense using the fair value of the option at the end of each reporting period. Additional expense, due to any increases in the value of the options prior to the vesting date, will be recognized in the period of the option value increase. Accordingly our 2004 and 2005 operating results will be impacted by the future fair value of our stock and these options.

Pursuant to employment offers we have committed to issue stock options to purchase 307,500 common shares to two new executives during our first quarter with exercise prices below the current fair market value of our common stock. Accordingly, in accordance with APB 25, Accounting for Stock Issued to Employees, we will measure compensation expense based on the difference between the fair market value of our stock and the exercise price of the stock options at the date of grant and recognize the compensation expense over the vesting period of the stock options.

Results of Operations

To aid in the comparison to 2003, we have combined the ten months ended October 31, 2002 and the two months ended December 31, 2002 and included explanations about the effects of fresh start accounting. "Combined 2002" refers to the ten months ended October 31, 2002, for the predecessor company and two months ended December 31, 2002, for the successor company.

Comparison of 2003 to combined 2002 (comprising the ten months ended October 31, 2002, and the two months ended December 31, 2002)

As described above, our results before November 1, 2002 are not generally comparable to the results of operations after that date due to the effects of fresh start accounting and our reorganization.

The following presents an overview of our results of operations for the years ended December 31, 2003 and 2002:

	Predecessor Company		Successor Company		Combined(1)		Successor Company
	10 Months Ended		2 Months Ended		Year Ended		Year Ended
	October 31, 2002		December 31, 2002		December 31, 2002		December 31, 2003		2002 vs 2003
									Change	Change
	$	% of Revenues	$	% of Revenues	$	% of Revenues	$	% of Revenues	$ (2)	% (2)
Revenues	$140,646	100.0%	$28,285	100.0%	$168,931	100.0%	$169,233	100.0%	$302	0.2%
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	48,060	34.2%	9,361	33.1%	57,421	34.0%	56,343	33.3%	(1,078)	(1.9%)
Gross margin	92,586	65.8%	18,924	66.9%	111,510	66.0%	112,890	66.7%	1,380	1.2%
Other expenses:
Selling, general and administrative	27,496	19.5%	4,818	17.0%	32,314	19.1%	26,926	15.9%	(5,388)	(16.7%)
State franchise, excise and minimum taxes	1,671	1.2%	331	1.2%	2,002	1.2%	848	0.5%	(1,154)	(57.6%)
Depreciation, amortization and accretion	74,175	52.7%	7,512	26.6%	81,687	48.4%	44,496	26.3%	(37,191)	(45.5%)
Non-cash stock based compensation expense for services	—	0.0%	—	0.0%	—	0.0%	1,479	0.9%	1,479	100.0%
Impairment loss on assets held for sale	1,018	0.7%	—	0.0%	1,018	0.6%	—	0.0%	(1,018)	(100.0%)
Impairment loss on assets held for use	4,541	3.2%	—	0.0%	4,541	2.7%	—	0.0%	(4,541)	(100.0%)
Loss on disposal of assets	78	0.1%	2	0.0%	80	0.0%	302	0.2%	222	277.5%
Reorganization costs	59,124	42.0%	—	0.0%	59,124	35.0%	—	0.0%	(59,124)	(100.0%)
	168,103	119.5%	12,663	44.8%	180,766	107.0%	74,051	43.8%	(106,715)	(59.0%)
Operating income (loss)	(75,517)	(53.7%)	6,261	22.1%	(69,256)	(41.0%)	38,839	23.0%	108,095	(156.1%)

Interest expense, net	45,720	32.5%	3,989	14.1%	49,709	29.4%	20,352	12.0%	(29,357)	(59.1%)
Gain on extinguishment of debt	(404,838)	(287.8%)	—	0.0%	(404,838)	(239.6%)	—	0.0%	404,838	(100.0%)
Foreign currency translation loss (gain)	(555)	(0.4%)	137	0.5%	(418)	(0.2%)	—	0.0%	418	(100.0%)
Minority interest in net loss (net income) of subsidiary	22	0.0%	(1)	0.0%	21	0.0%	16	0.0%	(5)	(23.8%)
Gain (loss) from continuing operations before income tax benefit (expense)	284,134	202.0%	2,136	7.6%	286,270	169.5%	18,471	10.9%	(267,799)	(93.5%)
Income tax benefit (expense)	5,195	3.7%	(19)	(0.1%)	5,176	3.1%	665	0.4%	(4,511)	(87.2%)

	Predecessor Company		Successor Company		Combined(1)		Successor Company
	10 Months Ended		2 Months Ended		Year Ended		Year Ended
	October 31, 2002		December 31, 2002		December 31, 2002		December 31, 2003		2002 vs 2003
									Change	Change
	$	% of Revenues	$	% of Revenues	$	% of Revenues	$	% of Revenues	$ (2)	% (2)
Income (loss) from continuing operations	289,329	205.7%	2,117	7.5%	291,446	172.5%	19,136	11.3%	(272,310)	(93.4%)
Loss from discontinued operations	(33,157)	(23.6%)	(66)	(0.2%)	(33,223)	(19.7%)	(1,100)	(0.6%)	32,123	(96.7%)
Net income (loss)	$256,172	182.1%	$2,051	7.3%	$258,223	152.9%	$18,036	10.7%	$(240,187)	(93.0%)

(1)	Combined 2002 includes the periods from January 1, 2002 to October 31, 2002 of the predecessor company and November 1, 2002 to December 31, 2002 of the successor company.
(2)	Change $ represents the difference between combined 2002 and the year ended December 31, 2003. Change % represents the percentage change in the amounts from combined 2002 and the year ended December 31, 2003.

Revenues

While revenues remained relatively constant when comparing revenues for 2003 to combined 2002, our mix of revenues from wireless telephony customers increased to 40.6% of revenues for the month of December 2003, from 36.1% of revenues for the month of December 2002.

In 2003, our largest customer, Arch Wireless Communications, Inc., a paging service provider, accounted for 11.2% of our revenues. For combined 2002, Arch accounted for 12.7% of our combined revenues. For the ten months ended October 31, 2002, Arch accounted for 13.0% of our revenues and for the two months ended December 31, 2002, Arch accounted for 11.5% of our revenues. Arch reorganized under Chapter 11 in late 2001 and exited bankruptcy in May 2002. In connection with Arch's exit from bankruptcy we entered into a new three-year master lease agreement requiring Arch to make fixed minimum payments to us each month, which allows Arch to locate up to a fixed number of transmitters on any of our sites. Under this new agreement, the monthly revenues we earned from Arch decreased by approximately 21.2% from that which we earned under our prior agreement with Arch prior to its emergence from bankruptcy. The number of sites which Arch currently occupies is less than their contracted minimum and as a result we can not assure you that we will be able to renew their lease on the same terms upon expiration in May 2005.

Operating Expenses

Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense).    The decrease of $1.1 million for 2003 as compared to combined 2002 was due to decreases in rent and utilities which was offset by increases in site management and general tower maintenance costs. Direct operating expenses as a percentage of revenues decreased to 33.3% for 2003 from 34.0% of revenues for combined 2002.

Selling, general and administrative.    The decrease of $5.4 million for 2003 as compared to combined 2002 was primarily attributable to declines in (1) salaries and salary related expenses due to the effects of workforce reductions, (2) professional fees, (3) bad debt expense, (4) aborted construction costs, and (5) insurance expense related specifically to the cost of directors and officers insurance in combined 2002. The overall decrease was offset by an increase in (1) temporary help and professional services related to special projects geared toward improving internal processes and our document data base library, (2) severance and relocation expenses related to our installation of a new management team and (3) management fees paid to our principal stockholders. As a percentage of revenues, selling, general and administrative expenses decreased to 15.9% for 2003, from 19.1% for combined 2002.

State franchise, excise and minimum taxes.    The decrease of $1.2 million for 2003 as compared to 2002 was a result of recharacterizing certain subsidiaries as qualified REIT subsidiaries, divesting a taxable REIT subsidiary and reorganizing the overall operations to more effectively minimize state franchise and income taxes as well as an adjustment of our prior year estimated taxes. These taxes are calculated using various methods including an apportionment based on our property within a given state, or our capital structure or based upon a minimum tax in lieu of income taxes. As a percentage of revenues, state franchise, excise and minimum tax expense decreased to 0.5% for 2003 from 1.2% for combined 2002.

Depreciation, amortization and accretion.    The decrease of $37.2 million for 2003 as compared to combined 2002 was primarily due to the adoption of fresh start accounting, which reduced the depreciable basis of long lived assets by $357.2 million, resulting in decreases in depreciation expense, offset by an increase in accretion of our asset retirement obligation.

Non-cash stock based compensation expense for services.    During 2003, we issued 820,000 stock options to compensate a non-employee former director who performs financial advisory consulting services for us. These options vest at various times over a three-year period, the period during which this individual is expected to perform services. During 2003, we recorded an expense of $1.5 million related to these options. Each reporting period, we are required to revalue these unvested options based on the current market value of our stock. The related expense will be adjusted in the period of revaluation.

Impairment loss on assets held for sale.    During combined 2002, we recorded an additional write down of $1.0 million on a co-location facility reclassified as held for sale in 2001, based on a decrease in the net proceeds we expected to receive. The facility was sold in 2002.

Impairment loss on assets held for use.    During combined 2002 we identified specific sites with impairment indicators and recorded an impairment loss of $4.5 million. All of these impairment losses were incurred during the ten months ended October 31, 2002.

Reorganization costs.    As a result of our reorganization, we incurred $59.1 million in nonrecurring costs related to our reorganization and the related bankruptcy filing during combined 2002. All of these costs were incurred during the ten months ended October 31, 2002. These costs include the acceleration of the accretion of the original issue discount of $23.1 million on our 10% senior notes due 2008 ("senior notes") and the write-off of $9.1 million of deferred debt issuance costs on our senior notes and our 5½% convertible notes due 2007 ("convertible notes"). Also included in these nonrecurring costs are $26.9 million of additional legal fees, consultant fees, the reimbursement of due diligence fees and employee retention plan costs. Our reorganization was completed as of October 31, 2002; therefore, no reorganization costs were incurred in the two months ended December 31, 2002 or the year ended December 31, 2003.

Interest expense, net.    The decrease of $29.4 million for 2003 as compared to combined 2002 was primarily due to (1) a $6.1 million decrease in interest on the old credit facility as a result of a significant decrease in the principal balance and a drop in the LIBOR rate, (2) a $4.4 million decrease in interest on the convertible notes which stopped accruing interest upon our filing of bankruptcy and were then satisfied upon emergence from bankruptcy, (3) a $13.3 million decline in amortization of original issue discount on the senior notes and combined with the amortization of deferred debt issuance costs on the senior notes and the convertible notes and (4) a $3.2 million decline in interest incurred on notes due to sellers of towers we acquired based on our repayment of substantially all of these notes in 2002 and the first half of 2003.

Gain on extinguishment of debt.    The $404.8 million gain on extinguishment of debt recorded during the ten months ended October 31, 2002 was the result of our reorganization. In connection with our emergence from Chapter 11, we satisfied $519.8 million in debt for payments totaling $115.0 million. Debt discharged during the bankruptcy included $211.0 million of our senior notes, $186.5 million of our convertible notes and $7.3 million of related accrued interest. There was no gain on the extinguishment of debt for the two months ended December 31, 2002 or 2003.

Income tax benefit (expense).    We are organized as a REIT for federal income tax purposes and accordingly only provide for income taxes based on the operating results of our taxable REIT subsidiaries. Our tax benefit decreased by $4.5 million. The decline in tax benefit is primarily attributable to our corporate restructuring activities in combined 2002. A large part of our deferred tax assets relating to net operating losses were eliminated under the provisions of fresh start accounting and SFAS No. 109, Accounting for Income Taxes.

Loss from discontinued operations.    Under SFAS No. 144 we classified certain sites as discontinued operations based on when the asset met the "held for sale" criteria or was actually disposed. For the periods presented, our discontinued operations primarily include two wholly-owned subsidiaries, a portfolio of microwave sites and certain non-core under-performing sites. The operations related to each of these assets were sold or liquidated by December 31, 2003 except for 69 under-performing sites that were held for disposal by sale on which we recognized $0.4 million of impairment changes in 2003. The decrease of $32.1 million in loss from discontinued operations primarily relates to impairment charges taken on these communications sites in combined 2002 that did not recur in 2003.

Comparison of combined 2002 (comprising the ten months ended October 31, 2002, and the two months ended December 31, 2002) to 2001

	Predecessor Company				Successor Company		Combined(1)
	Year Ended		10 Months Ended		2 Months Ended		Year Ended
	December 31, 2001		October 31, 2002		December 31, 2002		December 31, 2002		2001 vs. 2002
	$	% of Revenues	$	% of Revenues	$	% of Revenues	$	% of Revenues	Change $ (2)	Change % (2)
Revenues	$178,020	100.0%	$140,646	100.0%	$28,285	100.0%	$168,931	100.0%	$(9,089)	(5.1%)
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	67,259	37.8%	48,060	34.2%	9,361	33.1%	57,421	34.0%	(9,838)	(14.6%)
Gross margin	110,761	62.2%	92,586	65.8%	18,924	66.9%	111,510	66.0%	749	0.7%
Other expenses:
Selling, general and administrative	47,898	26.9%	27,496	19.5%	4,818	17.0%	32,314	19.1%	(15,584)	(32.5%)
State franchise, excise and minimum taxes	1,877	1.1%	1,671	1.2%	331	1.2%	2,002	1.2%	125	6.7%
Depreciation, amortization and accretion	119,337	67.0%	74,175	52.7%	7,512	26.6%	81,687	48.4%	(37,650)	(31.5%)
Impairment loss on assets held for sale	46,592	26.2%	1,018	0.7%	—	0.0%	1,018	0.6%	(45,574)	(97.8%)
Impairment loss on assets held for use	246,780	138.6%	4,541	3.2%	—	0.0%	4,541	2.7%	(242,239)	(98.2%)
Loss on disposal of assets	5,644	3.2%	78	0.1%	2	0.0%	80	0.0%	(5,564)	(98.6%)
Unsuccessful debt restructuring costs	1,702	1.0%	—	0.0%	—	0.0%	—	0.0%	(1,702)	(100.0%)
Reorganization costs	—	0.0%	59,124	42.0%	—	0.0%	59,124	35.0%	59,124	100.0%
	469,830	263.9%	168,103	119.5%	12,663	44.8%	180,766	107.0%	(289,064)	(61.5%)
Operating income (loss)	(359,069)	(201.7%)	(75,517)	(53.7%)	6,261	22.1%	(69,256)	(41.0%)	289,813	(80.7%)
Interest expense, net	88,731	49.8%	45,720	32.5%	3,989	14.1%	49,709	29.4%	(39,022)	(44.0%)
Gain on extinguishment of debt	—	0.0%	(404,838)	(287.8%)	—	0.0%	(404,838)	(239.6%)	(404,838)	(100.0%)
Foreign currency transaction loss (gain)	132	0.1%	(555)	(0.4%)	137	0.5%	(418)	(0.2%)	(550)	(416.7%)
Minority interest in net loss (net income) of subsidiary	(245)	(0.1%)	22	0.0%	(1)	0.0%	21	0.0%	266	(108.6%)
Gain (loss) from continuing operations before income tax benefit (expense)	(447,687)	(251.5%)	284,134	202.0%	2,136	7.6%	286,270	169.5%	733,957	(163.9%)
Income tax benefit (expense)	6,630	3.7%	5,195	3.7%	(19)	(0.1%)	5,176	3.1%	(1,454)	(21.9%)
Income (loss) from continuing operations	(441,057)	(247.8%)	289,329	205.7%	2,117	7.5%	291,446	172.5%	732,503	(166.1%)
Loss from discontinued operations	(7,145)	(4.0%)	(33,157)	(23.6%)	(66)	(0.2%)	(33,223)	(19.7%)	(26,078)	365.0%
Net income (loss)	$(448,202)	(251.8%)	$256,172	182.1%	$2,051	7.3%	$258,223	152.9%	$706,425	(157.6%)

(1)	Combined 2002 includes the periods from January 1, 2002 to October 31, 2002 of the predecessor company and November 1, 2002 to December 31, 2002 of the successor company.
(2)	Change $ represents the difference between combined 2002 and the year ended December 31, 2001. Change % represents the percentage change in the amounts from combined 2002 and the year ended December 31, 2001.

Revenues

The decline in revenues for combined 2002 compared to 2001 primarily relates to (1) a decrease in revenues related to the sale of three wireline telephony co-location facilities in the fourth quarter of 2001 and two wireline telephony co-location facilities during 2002, (2) reduced revenues starting May 2002 from the impact of the renegotiation of our master lease agreement with Arch, in connection with their exit from Chapter 11 and (3) lost revenues associated with the termination of under-performing sites in 2001 and customer churn. Customer churn primarily related to the loss of mobile radio and paging tenant leases which were in part offset by the growth in our telephony tenants. Despite the overall decrease in revenues from 2001 to combined 2002, we experienced growth in our revenues from wireless telephony customers and as a result, an increase in the percentage of our revenues that is generated from wireless telephony customers. Wireless telephony customers increased to 36.1% of revenues for the month of December 2002, from 31.5% of revenues for the month of December 2001. This increase in the percentage of our revenues that is generated from telephony tenants is a result of year over year growth in our revenues generated from wireless telephony tenants of 15.8% and a decline in our revenues generated from narrowband customers of 6.5%.

Operating Expenses

Direct site operating expenses (excluding, impairment losses, depreciation, amortization and accretion expense).    The decline in cost of operations from 2001 to combined 2002 is related to cost containment efforts and the disposal of under-performing sites during late 2001. Some of the primary contributors to the decrease in tower costs are a decrease in site management and professional services expenses, a decrease in rent expense and lower utilities costs. Direct operating expenses as a percentage of revenues decreased to 34.0% for combined 2002 from 37.8% for 2001.

Selling, general and administrative.    The decline of $15.6 million for combined 2002 compared to 2001 was primarily attributable to decreases in (1) bad debt expense, (2) legal and professional fees, (3) salaries and related benefit expenses, and (4) travel and general office administration expenses. These declines were offset by an increase in insurance costs specifically attributed to our directors' and officers' insurance coverage. Selling, general and administrative expenses as a percentage of revenues decreased to 19.1% for combined 2002 from 26.9% for 2001.

State franchise, excise and minimum taxes.    These taxes, calculated using various methods including an apportionment based on our property within a given state, our capital structure or a minimum tax in lieu of income taxes, remained relatively unchanged. State franchise, excise and minimum taxes as a percentage of revenues increased from 1.1% of revenues for 2001 to 1.2% of revenues for combined 2002.

Depreciation, amortization and accretion.    The decline in depreciation, amortization and accretion primarily relates to (1) impairment losses we incurred in 2001, which reduced the basis of long-lived assets by $246.8 million, resulting in decreases in depreciation expense and (2) the adoption of fresh start accounting, which further reduced the depreciable basis of long lived assets by $357.2 million in combined 2002. Accretion expense relates to our asset retirement obligations, also recorded as a part of fresh start accounting.

Impairment loss on assets held for sale.    During 2001, we reclassified our portfolio of five wireline telephony co-location facilities, our investment in our U.K. subsidiary and 88 land parcels we owned under other entities' towers to assets held for sale. In connection with our decision to dispose of these assets we recorded an impairment charge of $46.6 million in 2001 based on the estimated net proceeds we expected to receive. In combined 2002, we recorded an additional impairment charge of $1.0 million related to decreases in our expected net proceeds. In combined 2002, we made a decision not to dispose of our U.K. subsidiary and the 88 land parcels and as a result reclassified these assets as held for use. Three of the co-location facilities were sold in 2001 and two were sold in combined 2002.

Impairment loss on assets held for use.    During 2001, due to (1) negative developments in the U.S. economy as a whole, (2) the downturn in the telecom industry, (3) the deteriorating financial condition of some key customers in the paging and wireless data industry and (4) the significant decline in valuation multiples at the time for companies operating in the tower business in general we evaluated the recoverability of the carrying value of our tower sites and determined that indicators of impairment existed. As such, in 2001 we wrote down assets held for use with a carrying amount of $387.0 million by $246.8 million.

Loss on disposal of assets.    During 2001, we initiated a process to evaluate under-performing sites. As part of this process, we disposed of certain assets in 2001 and recorded losses of $5.6 million on the disposition of these sites.

Unsuccessful debt restructuring costs.    In December 2001, we expensed $1.7 million in costs related to an unsuccessful equity offering in connection with a debt restructuring we initiated in 2000. We discontinued this offering due to market conditions relative to our stock price at that time.

Reorganization costs.    As a result of our reorganization, we incurred $59.1 million in nonrecurring costs related to our reorganization efforts and bankruptcy filing during combined 2002. All of these costs were incurred during the ten months ended October 31, 2002 and include the acceleration of the accretion of the original issue discount on our senior notes, the write-off of deferred debt issuance costs on the senior notes and convertible notes and nonrecurring costs of additional legal fees, consultant fees, the reimbursement of due diligence fees and employee retention plan costs. We did not incur reorganization costs in 2001.

Interest expense, net.    The decrease in interest expense is primarily attributable to a decline in (1) the amortization of original issue discount and debt issuance costs related to our senior notes and convertible notes due to their extinguishment as part of the bankruptcy process, (2) interest on our old credit facility both as a function of declining interest rates and a decrease in the average debt balance, (3) interest expense related to our interest rate swap mark to market expense and (4) interest on our convertible notes which stopped accruing interest at the bankruptcy petition date. Interest expense as a percentage of revenues was 29.4% in combined 2002, down from 49.8% for 2001.

Gain on extinguishment of debt.    The $404.8 million gain on extinguishment of debt recorded during the ten months ended October 31, 2002 was the result of our reorganization. In connection with our emergence from bankruptcy, we satisfied $519.8 million in debt for payments totaling $115.0 million. Debt discharged during the bankruptcy included $211.0 million of the senior notes, $186.5 million of the convertible notes and $7.3 million of related accrued interest. There was no gain on the extinguishment of debt for the two months ended December 31, 2002 or 2001.

Income tax benefit (expense).    We are organized as a REIT for federal income tax purposes and accordingly only provide for income taxes based on the operating results of our taxable REIT subsidiaries. Income tax benefit decreased by $1.4 million to $5.2 million for combined 2002 from $6.6 million in 2001. The decline in tax benefit is primarily attributable to a decline in deferred tax benefit on our taxable REIT subsidiaries due to continued losses and asset impairments.

Loss from discontinued operations.    Upon the adoption of SFAS No. 141 we classified certain assets disposed of in combined 2002 and 2003, or to be disposed of in 2004, as discontinued operations. These assets primarily include two wholly-owned subsidiaries, a portfolio of microwave sites and certain non-core or under-performing sites. The operations related to each of these assets were sold or liquidated by December 31, 2003 except for 69 under-performing sites that were held for disposal by sale on which we recognized $0.4 million of impairment charges in 2003. The increase of $26.1 million in loss from discontinued operations primarily relates to impairment charges taken on these assets in combined 2002.

Liquidity and Capital Resources

Our liquidity needs arise from working capital requirements, debt service, construction costs for new tower builds, tower acquisitions and other capital expenditures and dividend payments. We expect to meet our cash requirements for 2004 by using cash generated from operating activities, net proceeds from the offering and borrowings under our credit facility.

On February 5, 2004, our primary subsidiary, Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries entered into a $418.0 million mortgage loan. The mortgage loan requires monthly payments of principal and interest of approximately $2.4 million, bears interest at a weighted average interest rate of 5.0% with a final maturity date of January 2029, however, the loan documents impose material penalties if we fail to repay the mortgage loan on or prior to January 2009. The proceeds from the mortgage loan were utilized to repay the outstanding borrowings under our old credit facility of $234.4 million and to pay a special dividend of $142.2 million. In connection with the repayment of our old credit facility, we also terminated our ability to borrow under its line of credit.

In addition, on February 6, 2004, we acquired all of the outstanding stock of Pinnacle Towers Acquisition Inc. ("Pinnacle Acquisition"), In connection with the acquisition of Pinnacle Acquisition's outstanding stock, we increased the capacity on our credit facility to $200.0 million, including a $5.0 million working capital line (of which $3.8 million was available on February 6, 2004), and extended the maturity date to February 6, 2005. The maturity date will be extended further to October 1, 2005 upon consummation of the offering. Because this acquisition is a business combination among "entities under common control," we have accounted for it in a manner similar to a pooling of interests.

Cash Flows

Net cash flow provided by operating activities increased $31.1 million to $59.2 million for 2003 compared to $28.1 million for combined 2002. Cash flow provided by operating activities was $20.9 million for the ten months ended October 31, 2002 and $7.2 million for the two months ended December 31, 2002. The increase in net cash flow provided by operating activities in 2003 as compared to combined 2002 was primarily related to (1) lower cash interest expense which is primarily a result of the forgiveness of $404.8 million of debt upon our emergence from bankruptcy and the repayment of debt under our credit facility from both the proceeds of the $205.0 million equity investment made in connection with our emergence from bankruptcy and operating cash flow generated in 2003, (2) lower selling, general and administrative expenses and (3) the absence of reorganization expenses in 2003. These items were in part offset by cash used in working capital in 2003 as a result of our payment during 2003 of accrued expense associated with our reorganization compared to cash provided by working capital in combined 2002, which is primarily the result of cash which was escrowed in 2001 being released from the escrow accounts in 2002.

Net cash flow provided by operating activities increased $1.0 million to $28.1 million for combined 2002 from $27.1 million for 2001. The increase is primarily attributable to (1) lower cash interest expense in combined 2002, (2) lower selling, general and administrative expenses in combined 2002 and (3) cash being placed in escrow in 2001 which was released in combined 2002. These items were partially offset by reorganization costs for combined 2002.

Net cash flow used in investing activities increased $31.6 million to $36.2 million in 2003 from $4.6 million in combined 2002. Net cash used in investing activities was $3.9 million for the ten months ended October 31, 2002 and $0.7 million for the two months ended December 31, 2002. The increase in net cash flow used in investing activities primarily relates to (1) our acquisition of 68 towers located in the southeastern United States during 2003, (2) our acquisition during 2003 of fee owned interest and long-term easements under several towers we own where we previously had a leasehold interest, and (3) less proceeds from the sales of fixed assets in 2003, all as compared to combined 2002.

Net cash used in investing activities decreased by $22.6 million to $4.6 million for combined 2002 from $27.2 million for 2001. For combined 2002, the investing activities included $10.0 million in capital expenditures offset by $5.4 million in proceeds from the sale of assets. During 2001, net cash used in investing activities included $20.8 million in acquisition related expenditures, and $28.8 million in other capital asset purchases, offset by $22.4 million in proceeds from the sale of our wireline telephony co-location facilities.

Net cash used in financing activities decreased $13.9 million to $17.8 million in 2003 from $31.7 million for combined 2002. Net cash used in financing activities was $22.1 million for the ten months ended October 31, 2002 and $9.6 million for two months ended December 31, 2002. Net cash used in financing activities during 2003 primarily relates to $44.0 million in net payments on outstanding debt offset by $28.0 million drawn on our credit facility, primarily utilized to make acquisitions. Combined 2002 included proceeds from our reorganization of $205.0 million offset by repayment of $115.0 million of our senior notes and convertible notes discharged in bankruptcy and $93.0 million in repayments on our old credit facility.

Net cash used in financing activities of $31.7 million for 2001 remained unchanged for combined 2002. Though the net use of cash in financing activities remained unchanged, combined 2002 included proceeds from our reorganization of $205.0 million offset by repayment of $115.0 million of our senior notes and convertible notes discharged in bankruptcy along with a $93.0 repayment on our old credit facility. Cash used in financing activities for 2001 consisted primarily of $5.2 million of borrowings under the old credit facility offset by repayments of $32.8 million.

Capital expenditures were $28.8 million in 2001, $9.3 million in the ten months ended October 31, 2002, $0.8 million in the two months ended December 31, 2002 and $8.5 million in 2003. These capital expenditures primarily consisted of the purchase of tower-related equipment and tower augmentation and improvements. Although we have no material commitments for capital expenditures, we anticipate our capital expenditures and lease commitments will be consistent with our anticipated growth.

Contractual Commitments

The following table provides a summary of our material debt, lease and other contractual commitments as of December 31, 2003:

Contractual Obligations (1)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Old credit facility	$234,980	$25,020	$209,960	$—	$—
Seller note	168	—	—	168	—
Pinnacle UK note	1,077	445	632	—	—
Credit facility	28,026	28,026	—	—	—
Operating lease payments	127,105	17,851	30,301	21,228	57,725
Asset retirement obligations (2)	42,239	654	470	884	40,231
Total contractual cash obligations	433,595	71,996	241,363	22,280	97,956

Old credit facility (3)	(234,980)	(25,020)	(209,960)	—	—
Mortgage loan (3)(5)	418,000	6,090	16,128	18,178	377,604
Credit facility (4)	—	(28,026)	28,026	—	—
Total contractual cash obligations, as adjusted (3)(4)	$616,615	$25,040	$75,557	$40,458	$475,560

(1)	Excludes cash interest payments due. See notes 2 and 5 below for further information.
(2)	Reflects the future estimated cash payments after giving effect to estimated increases in costs to dismantle our towers and estimated increases to remove the impact of discounting, since the liability is recorded in the financial statements at present value.
(3)	As adjusted to reflect the February 5, 2004 issuance of a $418.0 million mortgage loan, the application of net proceeds and to give effect to our ordinary dividend of $12.8 million declared and paid on February 5, 2004. The proceeds of $397.0 million, net of debt issuance costs of $14.7 million and anticipatory hedging costs of $6.2 million, were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a special dividend of $142.2 million to stockholders of record on February 5, 2004. The remaining net cash proceeds were used to establish a $4.6 million imposition reserve (which was required to be escrowed in connection with our securitization transaction and mortgage loan and relates to taxes, insurance and rents) and the remaining $15.9 million was available to fund operations.
(4)	Reflects the February 6, 2004 amendment to our credit facility which extended the maturity date to February 6, 2005.
(5)	The mortgage loan has a final maturity date of January 2029, however the loan document imposes material penalties if we fail to repay the mortgage loan on or prior to January 2009 (the "Anticipated Repayment Date"). If the mortgage loan is not repaid in its entirety by the Anticipated Repayment Date the interest rate on the mortgage loan increases by the greater of 5.0% or a U.S. Treasury-based index, and substantially all of the borrowers' excess cash flow from operations is utilized to repay outstanding amounts due under the mortgage loan. The actual amount of interest payable after the Anticipated Repayment Date is dependent on the amount of excess cash flow utilized to repay the mortgage loan, the interest rate and the outstanding mortgage loan balance. Total contractual interest to be paid on the mortgage loan is $17.0 million in the less than 1 year period, $40.6 in the 1 to 3 year period, $39.3 million in the 4 to 5 year period, and $1.6 million in the after 5 years period, assuming repayment of the outstanding balance on the Anticipated Repayment Date.

Credit Facility

On September 23, 2003, a majority of our stockholders formed a new corporation, Pinnacle Towers Acquisition Inc. ("Pinnacle Acquisition"), to acquire and develop strategically located towers and other communications sites. Pinnacle Acquisition was initially funded through a $100.0 million committed credit facility, provided by Morgan Stanley. On February 6, 2004, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly-owned subsidiary. See "Certain Relationships and Related Party Transactions — Pinnacle Towers Acquisition Inc." On February 6, 2004, we amended our $100.0 million credit facility to, among other things, increase the commitment thereunder to $200.0 million including a $5.0 million working capital line and reduce the applicable margin for federal funds rate loans and eurodollar loans to 2.1175% and 2.50% respectively. We extended the maturity date to February 6, 2005, which will be further extended to October 1, 2005 upon consummation of the offering. In addition, we pledged 100% of our ownership interest in Pinnacle Acquisition and replaced Pinnacle Acquisition's former stockholders as guarantor under the credit facility. As of February 6, 2003, $28.0 million was drawn under the credit facility and $172.0 million remained available to fund future tower acquisitions, including $5.0 million as a working capital line of which $3.8 million was available. In addition to our pledge of Pinnacle Acquisition stock, the credit facility is secured by substantially all of Pinnacle Acquisition's tangible and intangible assets and by a pledge of substantially all of the common stock of Global Signal held by our stockholders, until the consummation of this offering.

Borrowings under the credit facility are limited based on a borrowing base. The pledge of our stock by our stockholders will be released upon consummation of this offering and at such time our pledge of Pinnacle Acquisition's stock will be reduced from 100% to 50% of the Pinnacle Acquisition stock we hold. At such time the value of Global Signal's common stock will be removed as collateral for the credit facility and excluded from calculation of the borrowing base, and we will be required to make a payment to reduce the outstanding borrowings under the credit facility to 65% of the purchase price of acquisition made using our credit facility. We estimate that based on the current outstanding borrowings and the assets securing the credit facility, a payment of $         million will be required. Amounts repaid can not be reborrowed.

Borrowings under the credit facility bear interest, at our option, at either the federal funds rate plus 2.1175% per annum or the eurodollar rate plus 2.5% per annum. The credit facility requires a commitment fee of $1.0 million of which one-half was paid during November 2003 and the balance is due in May 2004. In addition, the credit facility requires an exit fee under certain circumstances.

Securitization

Our primary subsidiary, Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries are borrowers under a $418.0 million mortgage loan payable to a newly formed trust, made on February 5, 2004. The trust simultaneously issued $418.0 million in certificates with terms identical to the mortgage loan. The mortgage loan is secured by (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in more than 1,100 wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the capital stock of Pinnacle Towers from its direct parent).

The principal amount of the mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of February 5, 2004, the weighted average interest rate on the various tranches was 5.0%.

The borrowers are required to make monthly payments of principal and interest on the mortgage loan. The amount of principal due each month will initially be calculated based on a 25-year amortization schedule, with a final maturity date of January 2029. However, the loan documents impose material penalties if the borrowers fail to repay the mortgage loan on or prior to the monthly payment date in January 2009, including the following: accruing additional interest, requiring all excess cash flow after the payment of principal, interest, reserves and expenses as defined to be applied to repay the loan and at the election of the lender, transferring servicing of the sites to an unrelated third party.

If the debt service coverage ratio as defined for the mortgage loan as of the end of any calendar quarter falls to 1.45 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to the borrowers. The funds in the reserve account will not be released to the borrowers unless the debt service coverage ratio exceeds 1.45 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 times as of the end of any calendar quarter, then all funds on deposit in the reserve account will be applied to prepay the mortgage loan.

The borrowers may not prepay the mortgage loan in whole or in part at any time prior to the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the wireless communications sites securing the mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the January 2009 monthly payment date, no prepayment consideration is due.

The mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring other indebtedness for borrowed money or further encumbering their assets. In addition, so long as the tangible assets of the borrowers represent at least 25% of the total tangible assets of Global Signal Inc., it will be an event of default under the mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the pass-through certificates that none of the ratings will be adversely affected.

On December 11, 2003, in anticipation of the issuance of the Mortgage Loan, Pinnacle Towers entered into an interest rate swap agreement with Morgan Stanley as the counter party to hedge the variability of expected future interest payments under the Mortgage Loan. Under the swap agreement, Pinnacle Towers agreed to pay Morgan Stanley a fixed rate of 3.816% on a notional amount of $400.0 million for five years beginning in March 2004 in exchange for receiving floating payments based on three month LIBOR on the notional amount for the same five-year period. The swap, effective on December 11, 2003, required us to begin making monthly payments to the counter party equal to the difference between 3.816% and the then current three-month LIBOR rate, which was 1.13% on February 5, 2004, on the notional amount of $400.0 million. The swap was terminated in connection with the issuance of the mortgage loan at a cost to us of $6.2 million.

Old Credit Facility

Prior to the issuance of the mortgage loan in 2004, our principal operating subsidiary, Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries, were party to an amended and restated bank credit facility, which provided a term loan for $275.0 million with outstanding borrowings totaling $235.0 million at December 31, 2003 and a revolving line of credit of $15.0 million with no borrowings outstanding at December 31, 2003. Our old credit facility was provided by a syndicate of lenders, for which Bank of America, N.A. served as the administrative agent. The amount available under our line of credit was reduced, at our option, from $30.0 million to $15.0 million. Interest on both the term loan and revolving line of credit was charged at our option, at either LIBOR plus 4.5% or our agent bank's base rate plus 3.5%. In addition, we were required to pay a commitment fee of 1.0% per annum in respect of the undrawn portion of the revolving line of credit. In connection with our issuance of the mortgage loan, we repaid all outstanding amounts due under the term loan and terminated the old credit facility's line of credit. As a result, we will expense the remaining unamortized deferred financing costs of $8.2 million in February 2004.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate, or different estimates that could have been selected, could have a material impact on our consolidated results of operations or financial condition. We have identified the following critical accounting policies that affect the more significant estimates and judgments.

Revenues

Site operations revenues are recognized when earned based on lease and license agreements. Rate increases based on fixed escalation clauses that are included in certain lease and license agreements are recognized on a straight-line basis over the term of the lease or license. Revenues from fees, such as engineering and site inspection fees, are recognized upon delivery of the related products and services to the customer.

Additionally, we generate revenues related to the management of towers and sites on rooftops owned by third parties. Under most of the site management agreements, we either lease space from the third party under an operating lease and sublease that space or a portion of the space to our tenants or we earn a fee based on a percentage of the gross revenues derived from the rooftop site subject to the agreement. We recognize this fee as revenues when earned.

We evaluate our revenues based on the criteria of SAB 101 which requires us to only recognize revenues if collectability is reasonably assured. In instances where collectibility is not reasonably assured, we recognize revenues as cash when collected.

Allowance for Uncollectible Accounts

We evaluate the collectibility of our accounts receivable and our straight-line receivable resulting under Statement of Financial Accounting Standards ("SFAS") No. 13, Accounting for Leases, based on a combination of factors. In circumstances where we are aware that a specific customer's ability to meet its financial obligations to us is in question (for example, bankruptcy filings, default status of their account), we record a specific allowance against amounts due to reduce the net recognized receivable and related income from the customer to the amount we reasonably believe to be collectible. For all other customers, we reserve a percentage of the remaining outstanding accounts receivable balance based on a review of the aging of customer balances, industry experience and the current economic environment. If circumstances change (for example, higher than expected defaults or an unexpected material adverse change in one or more significant customers' ability to meet their financial obligations to us), our estimates of recoverability of amounts due us could be reduced by a material amount.

Property and Equipment

Property and equipment built, purchased, leased or licensed under long-term leasehold or license agreements are recorded at cost less impairment losses, if any, and depreciated over their estimated useful lives. Those assets owned at November 1, 2002 were revalued and recorded at reorganization value, which approximated fair value at that date, in accordance with fresh start accounting. We capitalize costs incurred in bringing property and equipment to an operational state. Costs clearly associated with the acquisition, development and construction of property and equipment are capitalized as a cost of the assets. Indirect costs that relate to several assets are capitalized and allocated to the assets to which the costs relate. Indirect costs that do not clearly relate to projects under development or construction are charged to expense as incurred. Depreciation on towers is computed using the straight-line method over the estimated useful lives of 13 years for towers owned at November 1, 2002 and 15 years for towers built or acquired after that date. Depreciation on property and equipment excluding towers is computed using the straight-line method over the estimated useful lives of the assets ranging from three to forty years.

In connection with the adoption of fresh start accounting on November 1, 2002, we re-established, for financial reporting purposes, the remaining estimated useful lives for tower assets owned at November 1, 2002, to 13 years. Other than the change in depreciable lives of tower assets owned at November 1, 2002, for 2003, two months ended December 31, 2002, ten months ended October 31, 2002 and 2001 no significant changes were made to the depreciable lives applied to operating assets, the underlying assumptions related to estimates of depreciation, or the methodology applied. If the estimated lives of all assets being depreciated were increased by one year, the consolidated depreciation expense would have decreased by approximately $1.9 million or 7.2%, for 2003. If the estimated lives of all assets being depreciated were decreased by one year, the consolidated depreciation expense would have increased by approximately $2.7 million or 10.3%, for 2003.

Intangible Assets

Intangible assets post reorganization include lease absorption value, leasehold interest and lease origination value recognized in accordance with fresh start accounting and at the time of acquisitions arising after our adoption of SFAS No. 141.

Lease absorption value, which was also recorded in connection with our adoption of fresh start accounting and other acquisitions, represents the value attributable to in-place leases. This intangible represents the lease rentals which the company would have foregone during the period of time required to attract a new tenant lease for each of the tenant leases in-place at the date of the company's fresh start accounting or business combinations. In connection with our fresh start accounting, we recorded lease absorption value at $127.3 million and $1.8 million in connection with our TowerCom assets acquisition. The lease absorption value is being amortized over the remaining contractual term of the in-place leases and their expected renewals, in an accelerated manner consistent with the lease revenues associated with the in-place leases and their expected renewals. We evaluate our lease absorption value for impairment when indicators of impairment arise by determining the ability of the in-place leases at the time lease absorption value was established to generate future cash flows sufficient to recover the unamortized balance over the remaining useful life. We estimate future cash flows based primarily on the current performance of the in-place leases and our expectations for the future. If lease absorption value is determined to be unrecoverable, the carrying amount will be reduced to its estimated fair value in the period in which such determination is made. If the estimated lives of the lease absorption value being amortized were increased by one year, the consolidated amortization expense would have decreased by approximately $1.3 million or 10.0%, for 2003. If the estimated lives of the lease absorption value being amortized were decreased by one year, the consolidated amortization expense would have increased by approximately $1.3 million or 9.9% for 2003.

Leasehold interests represent our interest as a lessee in various rooftops and other leased telecommunications sites and are stated at cost except those existing at November 1, 2002, which were revalued in accordance with fresh start accounting. Leasehold interests are amortized over four years, using the straight line method. We evaluate our leasehold interest for impairment as indicators of impairment arise by determining the ability of the leasehold interests to generate future cash flows sufficient to recover the unamortized balance over the remainig useful life. We estimate future cash flows based primarily on the current performance of the in-place leases and our expectations for the future. If leasehold interests is determined to be unrecoverable, the carrying amount will be reduced to its estimated fair value in the period in which such determination is made. If the estimated lives of the leasehold interests being amortized were increased by one year, the consolidated amortization expense would have decreased by approximately $1.1 million or 22.5%, for 2003. If the estimated lives of the leasehold interests being amortized were decreased by one year, the consolidated amortization expense would have increased by approximately $1.4 million or 29.1% for 2003.

Lease origination value was recorded as an intangible asset in connection with our adoption of fresh start accounting and represents the value associated with the "cost avoidance" of acquiring an in-place lease. Fair value of this intangible was determined based on our estimate of the incremental cost (primarily sales commissions) to replace all leases with greater than three years remaining on the current term. This intangible was valued at $2.7 million in connection with our fresh start accounting and $0.1 million in connection with our TowerCom acquisition and is being amortized over the related lease terms. Similar costs incurred prior to and subsequent to fresh start accounting are expensed because the amounts are deemed immaterial to our operations. We evaluate our lease origination value for impairment as indicators of impairment arise by determining the ability of the assets acquired to generate future cash flows sufficient to recover the unamortized balance over the remaining useful life. We estimate future cash flows based primarily on the current performance of the acquired assets and our business plan for those assets. Changes in business conditions, major customers or other factors could result in changes in those estimates. If lease origination value is determined to be unrecoverable, the carrying amount will be reduced to its estimated fair value in the period in which such determination is made. If the estimated lives of the lease origination value being amortized were increased or decreased by one year, the consolidated amortization expense would have changed by an immaterial amount for 2003.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment, goodwill and purchased intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Effective January 1, 2002, potential impairment of long-lived assets other than goodwill and purchased intangible assets with indefinite useful lives is evaluated using the guidance provided by SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

Asset Retirement Obligation

Effective with our emergence from Chapter 11, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses the accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We recorded an asset retirement obligation of $5.3 million for our estimated future obligation to dismantle towers on leased land sites using discounted cash flows of expected dismantling costs. We used a discount factor of 13% and an annual cost increase factor of 2.5%. If our estimates regarding the future cost to dismantle these sites had increased by 10% the original liability recorded would have increased by $0.5 million or 10.0%.

Stock-based Compensation Expense

When we grant stock options to employees, we are required to compare the fair value of the stock to the exercise price on date of grant to determine if compensation expense must be recognized. We also provide pro forma disclosures reflecting the impact of employee stock options using the fair value method, rather than the intrinsic value method. We use the Black-Scholes method to calculate this pro forma impact.

When we grant stock options to non-employees for services, we measure the compensation expense related to those options at their vesting date using the Black-Scholes method, and recognize the expense ratably over the service period. Prior to the vesting date, the expense is recognized based on the fair value of the options, also using the Black-Scholes method.

The Black-Scholes method requires us to use assumptions related to the fair value of our stock, the expected life of the options, volatility, the risk-free interest rate and the dividend yield.

Derivatives

We occasionally enter into interest rate swaps to effectively fix the variable-interest rates of certain of our debt instruments, and must recognize these derivatives at their fair value on our balance sheet. While we generally obtain this fair value information from the counterparty, this valuation includes certain assumptions about market conditions.

Income Taxes

We review our deferred tax assets on a regular basis to evaluate their recoverability based on projections of the turnaround timing of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets, including net operating loss carryforwards. Unless it is "more likely than not" that we will recover such assets through the above means, we establish a valuation allowance. If our projections of tax turnarounds and future taxable income, or our tax planning strategies change, we may be required to increase our valuation allowance to reduce the deferred tax assets.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with variable interest entities created prior to January 31, 2003, the provisions of FIN No. 46 is effective in fiscal periods ending after December 31, 2003. We are currently reviewing our investments and other arrangements to determine whether any of our investor companies are variable interest entities. We do not expect to identify any significant variable interest entities that would be consolidated, but may be required to make additional disclosures, which we do not expect to be material. Our maximum exposure related to any investment that may be determined to be in a variable interest entity is limited to the amount invested. The provisions of FIN 46 are effective immediately for all arrangements entered into with new variable interest entities created after January 31, 2003. We have not invested in any new variable interest entities created after January 31, 2003. We do not expect the impact of FIN No. 46 to be material to our financial results.

Inflation

Some of our expenses, such as those for tower operating costs, wages and benefits generally increase with inflation. In addition, many of our tenant leases and ground leases contain fixed escalations or escalations based on the anticipated rise in the consumer price index. However, we do not believe that our financial results have been, or will be adversely affected by inflation in a material way.

Non-GAAP Financial Measures

Adjusted EBITDA

We define adjusted EBITDA (earnings before interest, income tax expense (benefit), depreciation and amortization) as EBITDA before non-cash stock-based compensation expense, impairment on assets held for use or sale, loss on disposal of assets, reorganization costs and unsuccessful debt restructuring costs, gain on extinguishment of debt, accretion, foreign currency translation loss (gain), minority interest in net loss (net income) and loss from discontinued operations.

Adjusted EBITDA may not be comparable to a similarly titled measure employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or "GAAP."

We use Adjusted EBITDA as a measure of operating performance. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because:

•	it is one of the primary measures used by our management to evaluate the economic productivity of our operations, including the efficiency of our employees and the profitability associated with their performance, the realization of contract revenues under our tenant leases, our ability to obtain and maintain our customers and our ability to operate our leasing business effectively;

•	it is widely used in the wireless tower industry to measure operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

•	we believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results.

Our management uses Adjusted EBITDA:

•	in presentations to our board of directors to enable it to have the same measurement of operating performance used by management;

•	for planning purposes, including the preparation of our annual operating budget;

•	for compensation purposes, including as the basis for annual incentive bonuses for certain employees;

•	as a valuation measure in strategic analyses in connection with the purchase and sale of assets;

•	with respect to compliance with our credit facility, which requires us to maintain certain financial ratios based on Annualized EBITDA (as defined in our credit facility); and

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results.

There are material limitations to using a measure such as Adjusted EBITDA, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income or loss. We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income. Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles.

Adjusted EBITDA for the year ended December 31, 2001 and the ten months ended October 31, 2002 for the predecessor company and the two months ended December 31, 2002, and the year ended December 31, 2003 for the successor company was calculated as follows (unaudited):

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Interest, net	88,731	45,720	3,989	20,352
Income tax expense (benefit)	(6,630)	(5,195)	19	(665)
Depreciation and amortization	119,337	74,175	7,338	44,108
EBITDA	(246,764)	370,872	13,397	81,831

Non-cash stock based compensation expense for services	—	—	—	1,479
Impairment on assets held for use or sale	293,372	5,559	—	—
Unsuccessful debt restructuring costs	1,702	—	—	—
Loss on disposal of assets	5,644	78	2	302
Reorganization costs	—	59,124	—	—
Gain on extinguishment of debt	—	(404,838)	—	—
Accretion	—	—	174	388
Foreign currency translation loss (gain)	132	(555)	137	—
Minority interest in net loss (net income)	(245)	22	(1)	16
Loss from discontinued operations	7,145	33,157	66	1,100
Adjusted EBITDA	$60,986	$63,419	$13,775	$85,116

Funds From Operations

We believe Funds From Operations, or FFO, is an appropriate measure of the performance of REITs because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with generally accepted accounting principles or GAAP), excluding extraordinary items, plus impairment charges on real estate assets and real estate depreciation, intangible asset amortization and asset retirement obligation accretion. We also exclude the results of our discontinued operations as well as gains and losses on the disposition of real estate assets from FFO.

FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends.

Funds From Operations is calculated as follows (unaudited):

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Net income	$(448,202)	$256,172	$2,051	$18,036
Loss from discontinued operations	7,145	33,157	66	1,100
Income from continuing operations	(441,057)	289,329	2,117	19,136
Real estate depreciation, amortization and accretion	117,512	72,832	7,503	42,119
Impairment on assets held for use and sale	293,372	5,559	—	—
Loss on disposal of assets	5,644	78	2	302
Gain on extinguishments of debt	—	(404,838)	—	—
Funds From Operations (FFO)	$(24,529)	$(37,040)	$9,622	$61,557

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risks from changes in interest rates charged on our long-term debt. The impact on earnings and value of our long-term debt is subject to change as a result of movements in market rates and prices. As of December 31, 2002 and 2003, pursuant to the requirements of our old credit facility, we had $275.0 million and $235.0 million, respectively, in long-term debt, subject to variable interest rates of which $130.0 million was effectively hedged at December 31, 2002 using interest rate swap agreements for the periods. Our variable rate debt under our old credit facility, net of hedged amounts, exposed to changes in market interest rates was $235.0 million and $145.0 million as of December 31, 2002 and 2003, respectively.

The following table presents the future principal payment obligations and weighted-average interest rates at December 31, 2003 associated with our existing long-term debt instruments assuming our actual level of long-term indebtedness of $0.2 million under our seller financed notes, $1.1 million under a term loan used to finance our U.K. communications sites, $28.0 million under the credit facility and $235.0 million under our old credit facility as of December 31, 2003 and as adjusted to give effect to the issuance of the mortgage loan, application of net proceeds and the amendment of our credit facility.

	Expected Maturity Date
	Weighted Average Interest Rate	Total	2004	2005	2006	2007	2008	Thereafter
Long-term obligations:
Variable rate:
Old credit facility	5.6%	$234,980	$25,019	$209,961	$—	$—	$—	$—
Pinnacle UK	5.8%	1,077	445	444	188	—	—	—
Credit facility	4.9%	28,026	28,026	—	—	—	—	—
Total variable rate debt	5.6%	$264,083	$53.490	$210,405	$188	$—	$—	$—
Fixed rate:
Seller note	10.0%	168	—	—	—	—	168	—
Total fixed rate debt	10.0%	168	—	—	—	—	168	—
Total debt, historical (1)	5.6%	264,251	25,464	238,431	188	—	168	—
As adjusted:
Old credit facility	5.6%	(234,446)	(25,019)	(209,427)	—	—	—	—
Mortgage loan	5.0%	418,000	6,090	7,823	8,305	8,817	9,361	377,604
Credit facility	3.7%	—	(28,026)	28,026	—	—	—	—
Total debt, as adjusted (2)	4.9%	$447,805	$6,535	$36,827	$8,493	$8,817	$9,529	$377,604

(1)	Excludes the effect of reclassification of current maturities due to amendment of our credit facility and issuance of the mortgage loan.
(2)	Excludes cash interest payments due.

As of December 31, 2002 and 2003, the total variable rate debt outstanding had weighted average interest rates of 6.1% and 5.6%, respectively. A 1% increase in the interest rate on our variable rate debt would have increased interest expense by approximately $2.6 million and $0.3 million on an as adjusted basis.

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to our subsidiaries' operating expenses, primarily in the United Kingdom and Canada, denominated in the respective local currency. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our consolidated financial statements or results of operations.

INDUSTRY

Industry Strengths

We believe that the tower industry is attractive because of the following characteristics:

•	Strong Industry Outlook. We believe that the following factors will drive the growth of new tenant leases:

o	growth in the number of wireless telephony subscribers;

o	increasing wireless telephony usage per subscriber;

o	customer demand for high network quality and coverage; and

o	new wireless technologies, devices and applications.

•	High Operating Leverage. Operating costs associated with adding incremental telephony wireless tenants to an existing owned tower are relatively low resulting in a significant percentage of new revenues being converted to cash flow provided by operating activities.

•	Low Maintenance Capital Expenditures. Generally, telephony wireless towers require minimal annual capital investments to maintain. During the year ended December 31, 2003, our average capital expenditure for the maintenance of our owned towers was less than $1,250 per tower.

•	Low Churn of Wireless Telephony Customers. Due to the expense of modifying their wireless network architecture and relocating their equipment, wireless carriers tend to be long term tenants that renew their leases. In general, our wireless telephony carrier leases have an initial term of five years with multiple renewal terms of similar duration at the option of our tenants. Our leases typically contain 3% to 5% annual fixed-price escalation clauses throughout their initial and renewal terms.

Industry Overview

Like many other real estate businesses, the wireless communications site business is characterized by a stable cash flow stream that is generated from tenant leases, a fixed cost base with additional leases providing high operating leverage and requiring minimal annual capital investments to maintain existing communications sites. Typically, telephony wireless tenants enter into three to five year leases with three to five renewal options of similar duration at the option of the tenant. The leases usually include annual rental rate increases, or escalators, of three to five percent. A tower can accommodate anywhere from one to 30 tenants or more, depending on the size and strength of the tower and the type of equipment that each tenant needs to install. Typically, however, the average tower will accommodate three to six telephony tenants.

The direct costs associated with operating the tower consist of ground lease rent, property insurance, utilities, property taxes and site maintenance and monitoring costs. Most ground leases consist of an initial five to ten year term with multiple five to ten year renewal terms and often provide for annual escalators similar to those in the tenant leases. The magnitude of the other direct costs associated with operating the tower vary from site to site depending on the taxing jurisdiction and the height and age of the tower but typically do not make up a large percentage of total operating costs. The ongoing maintenance requirements are typically minimal and includes replacing lighting systems, maintaining common shelters, maintaining heating, ventilation and cooling systems in the common shelters, painting a tower or upgrading or repairing an access road or fencing.

Given the fixed nature of the direct costs of a single tower, there is significant operating leverage in the economic model through the addition of multiple tenants to a single tower. For example, on a single hypothetical tower with one tenant paying approximately $18,000 per year in rent to lease site space, and annual operating costs of approximately $12,000, which is the approximate average direct operating costs for a telephony site with a ground lease, the gross margin would be $6,000, or 33%. If a second tenant is added to the tower, there would be an additional approximately $18,000 of annual revenues and minimal additional operating costs (assume $1,000), providing for a gross margin of approximately $23,000, or 64%, or almost twice the gross profit margin with only one tenant.

Wireless communications service providers tend to invest significant amounts of capital in their network design and the purchase and installation of their base station equipment and therefore have difficulty moving their equipment to another competitive tower without altering their network architecture and incurring significant relocation costs. In some cases, a customer can invest as much as $250,000 in the equipment and its installation at a communications tower site and often that equipment is optimized for a specific location. If a customer decides to move its equipment and switch site providers, it will have to invest additional capital which could be as much as $75,000 to redeploy equipment to another tower site. Given the significant expense in modifying wireless network architecture, relative to the monthly rental payments, customers infrequently move their equipment to another tower site.

The significant capital and regulatory requirements involved in developing and obtaining permits for a communications tower provide important competitive barriers to entry. The cost of constructing a new tower can range from $175,000 to $250,000 or more, depending on several variables including the height and various zoning and permitting costs. In many jurisdictions, the local zoning requirements make it difficult to get permission to build a new tower. Furthermore, once a tower has been permitted and constructed, the local authorities often require that potential new wireless tenants attempt to locate on existing towers prior to permitting the construction of a new tower. As a result, it is often administratively difficult and usually not economically worthwhile to build a competitive tower close to another operator's tower site.

Existing Towers

In general, wireless communications towers are vertical metal structures of three types: guyed towers, lattice towers and monopole towers.

•	Guyed towers generally range in height between 200 and 2,000 feet and are supported by cables attached at different levels on the tower that run to anchor foundations in the ground. Guyed towers typically have the capacity to accommodate wireless communications equipment for up to 30 tenants or more, depending on their design.

•	Lattice towers generally range in height between 150 and 400 feet and are self-supporting with three or four legs that taper up from the bottom and join either at the top of the tower or at a lower location from which a fully vertical extension rises. They typically have the capacity to accommodate wireless communications equipment for up to 12 tenants, depending on their design.

•	Monopole towers generally range in height between 50 and 200 feet and are self-supporting vertical tubular structures that are lighter than other tower types and typically have the capacity to accommodate wireless communications equipment for up to five tenants, depending on their design.

Wireless communications equipment may also be placed on building rooftops or other structures. Rooftop sites are common in urban areas where tall buildings are available and zoning restrictions render tower construction difficult, and where multiple communications sites are required because of relatively higher volume and density of wireless traffic. The types of technology and number of tenants that may be accommodated at any particular rooftop depend on the construction and height of the building, the area of its rooftop available for use and the types of wireless communications equipment that tenants seek to deploy.

Market Demand

The key demand drivers for additional tenants locating on existing sites and new tower sites are (1) the growth in wireless communication services including the deployment of new technologies and (2) the growth in the number of new wireless subscribers and the volume of their use of the wireless technology. There are numerous distinct wireless technologies in broad use today and we believe that the number of wireless communication technologies that can be deployed on communications towers will increase over time.

Because of the continuing growth in the number of wireless telephony subscribers and the minutes each subscriber uses, we have seen, and expect to continue to see over the next several years a higher percentage of growth coming from telephony customers.

Increasing subscriber demand is driving the current expansion of telephony service providers' transmission networks. According to independent industry analysts, the number of wireless subscribers in the United States grew from 61 million in June 1998 to 148 million as of June 2003, or a compound annual growth rate of more than 19% per year. This number is projected by some industry analysts to grow to over 180 million by the end of 2007.

Furthermore, we believe that the introduction of wireless number portability, that allows wireless subscribers to change local carriers without having to change their mobile number, has increased the pressure on the major carriers to provide higher quality network service and improved coverage to combat customer churn. In addition, the FCC has also implemented wireline to wireless number portability in the 100 largest metropolitan statistical areas which may allow the wireless carriers to expand their market base and continue to grow the number of their subscribers.

BUSINESS

Business Overview

Global Signal is one of the largest owners of wireless towers and other communications sites in the United States. Our sites are primarily located in the southeastern and mid-Atlantic regions of the country. For the year ended December 31, 2003, all of our revenues came from our ownership, leasing and management of wireless towers and other communications sites. As of December 31, 2003, we owned 2,206 towers and 251 other communications sites. We own in fee or have long-term easements on the land under 787 of these towers and we lease the land under 1,419 towers. As of December 31, 2002, those leases had an average remaining life, including our options to renew, of over 20 years. In addition, as of December 31, 2003, we managed 819 towers, rooftops and other communications sites where we had the right to market space or where we had a sublease arrangement with the site owner. In total as of December 31, 2003, we owned or managed 3,276 communications sites.

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, paging, broadcast and data services. As of December 31, 2003, we had an aggregate of more than 12,400 leases on our communications sites with over 2,700 different customers. The average number of tenants on our owned towers, as of December 31, 2003, was 4.2, which included an average of 1.2 wireless telephony tenants per owned tower.

We believe that the growing use of wireless communications services together with capacity constrained networks will continue to increase the demand for tower space and drive the growth of our business. We intend to capitalize on this trend by actively marketing space on our existing towers and other communications sites, and selectively acquiring or developing new towers.

For the year ended December 31, 2003, we generated:

•	$169.2 million of revenues from continuing operations;

•	$18.0 million of net income;

•	$85.1 million of Adjusted EBITDA, as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures"; and

•	$61.6 million of Funds From Operations, or FFO, as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures."

We are organized as a REIT and as such are required to distribute at least 90% of our taxable income to our stockholders. On February 5, 2004, we paid an ordinary dividend of $12.8 million to our existing stockholders for the three months ended December 31, 2003. For the three months ending March 31, 2004, we expect to pay a similar aggregate dividend. Subsequent to the offering, we intend to make regular quarterly distributions to the holders of our common stock.

We are among the lowest leveraged companies in the tower industry with a ratio of total debt to Adjusted EBITDA of 5.3 times and 93% of our total debt has a weighted average fixed rate of approximately 5% as of December 31, 2003 as adjusted to give effect to our February 5, 2004 securitization transaction in which our primary subsidiary, Pinnacle Towers Inc. and 13 of its direct and indirect subsidiaries are borrowers under a $418.0 million mortgage loan, the application of net proceeds, and to give effect to our ordinary dividend of $12.8 million declared and paid on February 5, 2004.

Growth Strategy

Our strategy is to increase our FFO, by: (1) growing our revenues by adding new tenants to our existing communications sites and (2) expanding our network of communications sites by acquiring and developing additional high quality communications towers. Key elements of this strategy include:

•	Grow our Revenues by Adding New Tenants to our Existing Communications Sites. We believe that we can take advantage of our site capacity and locations, strong customer relationships and operational expertise to attract new tenants to our existing communications sites. Industry trends, including the increasing use of wireless communications services and the infrastructure requirements necessary to deploy current and future generations of wireless communications technologies, will also fuel our growth. The costs associated with our owned communications sites are generally fixed; therefore, we believe that the revenues generated from the addition of new tenants to these communications sites will drive FFO growth.

•	Expand our Communications Sites Network Through Acquisition and Development of Towers. Ownership in the tower industry is highly fragmented, which provides us the opportunity to selectively purchase towers. We also intend to develop new towers for our wireless telephony customers who are seeking to expand their networks. We plan to purchase or develop towers in areas where we believe there is or will be significant demand for wireless services which should drive network expansion and increase demand for space on our towers. We will focus our acquisition and new build efforts on towers that already have an existing telephony tenant, or, in the case of new builds, a telephony customer committed to a new lease, and have the potential to add multiple additional telephony tenants.

•	Outsource New Tower Development and Construction. We outsource all aspects of new tower development including radio frequency engineering, initial land acquisition, zoning, and construction. We believe that by outsourcing we avoid most of the high overhead and risks associated with providing these services.

•	Build on Relationships with Wireless Telephony Carriers. We maintain a consistent and focused dialogue with our wireless telephony carriers in order to fully meet their network needs. We believe that the location and quality of our towers provide us with a strong position in our markets and that we are well positioned to identify and participate in our customers' network expansion.

•	Maintain an Efficient Capital Structure. We believe that our low cost debt, combined with appropriate leverage, will allow us to maintain operating and financial flexibility.

Our Strengths

•	High Quality Communications Sites with Diversified and Stable Cash Flows. As of December 31, 2003, we had 3,276 wireless communications sites, including 2,206 owned towers, 92% of which are guyed or latticed towers. Our diversified customer base, which includes over 2,700 customers with over 12,400 leases, has historically provided us with a stable cash flow stream. Our tenants include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters.

•	Efficient and Well Organized Operating Platform. We have recently spent a significant amount of time and capital on improving our operations. We have also reoriented our organizational structure, sales force, business processes and systems towards improving customer service and adding new tenants. For example, we have recently completed a digital library that provides us with easy access to our key records and allows us to rapidly respond to customer requests and to deploy new tenants on our sites.

•	Experienced Management Team. Since October 2002, we have installed a new senior management team which includes individuals with substantial experience in the operations of wireless companies in general and tower companies in particular. Our new management team is highly focused on growing our business and is incentivized with options to acquire approximately 5.3% of our common stock on a fully diluted basis, as of February 11, 2004.

•	Tax Efficient REIT Status. We are organized as a REIT which provides us with certain tax advantages compared to some of our competitors. Those advantages include an ability to reduce our corporate-level income taxes by making dividend distributions to our stockholders, and an ability to pass our capital gains through to our stockholders in the form of capital gains dividends.

Communications Sites

As of December 31, 2003, we owned or managed a total of 3,276 wireless communications towers, rooftops and other communications sites. The average number of tenants on all of our towers, rooftops and land sites is 3.8. As of December 31, 2003, our top 1,000 communications sites, by gross margin for the year ended December 31, 2003, had an average of seven tenants per communications site and contributed 80% of gross margin. However, no single communications site accounted for 1% of the gross margin for the year ended December 31, 2003. We routinely review and dispose of sites which generate negative cash flows and for which the growth prospects are not compatible with our strategy. During 2003, we disposed of 134 sites, 125 of which were managed sites.

The table set forth below outlines the number and type of all communications sites and number of tenant leases as of December 31, 2003 as well as the relative contribution to our revenues and gross margin for the year ended December 31, 2003.

Communications Site Type

	As of December 31, 2003		For the Year Ended December 31, 2003
Communications Site Type	Number of Communications Sites	Number of Tenant Leases	Aggregate Revenues	Percentage of Total Revenues	Gross Margin	Percentage of Total Gross Margin
			(dollars in thousands)
Owned
Tower
Guyed	1,365	5,797	$76,488	45%	$57,467	51%
Lattice	658	2,829	43,555	26%	32,941	29%
Monopole	183	564	9,406	6%	7,467	6%
Total	2,206	9,190	129,449	77%	97,875	86%
Other communications sites
Land	236	239	2,226	1%	2,033	2%
Rooftop	15	85	1,360	1%	1,014	1%
Total	251	324	3,586	2%	3,047	3%
Owned sub-total	2,457	9,514	133,035	79%	100,922	89%
Managed
Tower
Guyed	222	763	8,138	5%	2,829	3%
Lattice	101	396	5,178	3%	1,838	2%
Monopole	9	35	468	0%	196	0%
Total	332	1,194	13,784	8%	4,863	5%
Other communications sites
Land	18	28	399	0%	224	0%
Rooftop	469	1,739	22,015	13%	6,881	6%
Total	487	1,767	22,414	13%	7,105	6%
Managed sub-total	819	2,961	36,198	21%	11,968	11%
Total	3,276	12,475	$169,233	100%	$112,890	100%

Capacity is seldom a limiting factor on our leasing of space, as we can usually augment a tower to accommodate additional tenants. On rare occasions, we are unable to modify a tower consistently with a prospective tenant's timing requirements.

As of December 31, 2003, we owned in fee or had long-term easements on the land under 787 of our owned towers and 247 of our other communications sites. For the land that we do not own or hold in easement, the average remaining life on the ground leases, including our options to renew, exceeded 20 years. The table below indicates our interest in the real property underlying our towers and other communications sites at December 31, 2003 for each classification of real property interest and therefore excludes the 819 managed sites.

Real Property Interest Classification

Real Property Interest Classification	Towers	Other Communications Sites	Total Number of Communications Sites
Fee owned	599	184	783
Ground lease	1,419	4	1,423
Easement	188	63	251
Total	2,206	251	2,457

Our towers and other communications sites are geographically diversified. The table below represents the concentrations of our owned and managed communications sites at December 31, 2003.

Geographic Concentrations

State	Number of Communications Sites
Florida	347
Georgia	306
Texas	230
Alabama	175
South Carolina	170
Louisiana	159
North Carolina	137
Tennessee	130
California	125
Maryland	43
Other	1,454
Total	3,276

Tenant Leases

As of December 31, 2003, we had over 12,400 tenant leases from over 2,700 different customers. The average length of our tenant leases before consideration of renewal is approximately 4.9 years and the average remaining life from December 31, 2003 until the next renewal is approximately 2.4 years. The following table sets forth information related to expirations of our tenant leases as of December 31, 2003:

Year of Expiration	Number of Tenant Leases	Aggregate Annualized December 2003 Revenues
	(dollars in thousands)
2004 and month to month	3,720	$40,343
2005	3,547	52,672
2006	1,980	24,993
2007	982	16,542
2008	1,890	30,730
2009	102	1,312
2010	105	2,172
2011	11	236
2012	14	435
2013	9	194
Thereafter	115	3,185

Customers

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks, and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, broadcast and data services. We have an aggregate of more than 12,400 leases with over 2,700 customers. Some of our customers consist of large service providers that operate at multiple sites in multiple segments of the wireless communications services industries while others consist of small service providers or users that deploy a single type of wireless technology at a single site. Federal, state and local government customers made up approximately 7.0% of our total revenues for the year ended December 31, 2003.

The following table presents information with respect to our tenant leases by the five customer technology categories we track:

Tenant Technology Type

	For the Year Ended December 31, 2003
Tenant Technology Type	Revenues	Percentage of Total Revenues
	(dollars in thousands)
Telephony	$64,514	38.1%
Mobile radio	45,616	27.0%
Paging	37,963	22.4%
Broadcast	12,423	7.3%
Wireless data and other	8,717	5.2%
Total	$169,233	100.0%

Our largest customer group by revenues is wireless telephony which contributed 38.1% of our revenues for the year ended December 31, 2003. Six of our top ten customers are primarily in the business of providing wireless telephony services. Our largest telephony tenants are Nextel, AT&T Wireless, Verizon Wireless, Cingular, Sprint and T-Mobile. These tenant's telephony revenues collectively accounted for approximately 25.4% of our total revenues for the year ended December 31, 2003. We expect industry trends, including the increasing use of wireless communications services and the infrastructure requirements necessary to deploy current and future generations of wireless communications technologies, to drive the addition of new tenant leases on our towers.

The second largest customer group consists of wireless communication providers of mobile radio transmission services. Mobile radio companies provide two-way land radio communication services typically used in dispatch applications by public agencies and businesses whose day-to-day operations depend on communications with a wide variety of personnel at diverse remote locations within a geographic area. We have 4,929 mobile radio leases with a wide variety of customers including federal, state and local government agencies, such as the FBI and local fire departments, and businesses such as utility, construction, courier, taxicab and private transportation companies. For the year ended December 31, 2003, 25.5% of our total mobile radio revenues was generated by federal, state and local government entities. While some of the traditional users of mobile radio networks have transitioned and, we expect, will continue to switch to public wireless telephony networks, we believe that the low cost of a private network will result in continued demand by many of our mobile radio customers. In addition, we are currently seeing and expect to continue to see new mobile radio deployments by government customers as they upgrade their networks to newer digital systems which allow them to communicate with other government agencies.

Our third largest customer group consists of customers from the paging industry. Paging operators enjoyed significant growth until recent years. The FCC estimates that there were 14.1 million paging units in service at the end of 2002, down 22% from 18.0 million units at the end of 2001. While paging operators have faced competition from mobile telephony carriers, paging devices are generally less expensive and paging networks provide better underground and in-building coverage. Paging operators thus expect paging to remain a viable service to a market sector consisting mainly of commercial customers such as medical and emergency personnel and large industrial companies. Furthermore, while we are aware consolidation in the paging industry could decrease the demand for our sites, as of December 31, 2003 consolidation in the paging industry did not materially impact our revenues.

Our four largest paging customers are Arch Wireless Communications, Inc., Weblink Wireless, Skytel, a subsidiary of WorldCom Inc., and Metrocall, Inc. All four of these companies have filed for bankruptcy within the past two years and all except SkyTel have since emerged with substantially reduced or no debt. Arch, our largest single customer, with whom we have a contract requiring minimum fixed payments through May 2005, is the largest paging operator in the U.S. Currently, we are one of Arch's largest providers of wireless infrastructure. One of our directors, David Abrams, is the managing member of Abrams Capital, LLC. Abrams Capital, LLC beneficially owns approximately 8% of Arch Wireless and has filed a Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act") which signifies that Abrams Capital, LLC may take action that would disqualify it as a passive investor. Abrams Capital, LLC's interests as a stockholder of Arch Wireless may differ from the interests of our stockholders. In November 2003, Metrocall announced that it had acquired a substantial majority of the operating assets and assumed certain liabilities of Weblink. While we expect network consolidation to occur as a result of this merger, we believe Metrocall will become a more financially stable customer.

Our fourth largest customer group consists of broadcast tenants including television and radio companies. Our broadcast tenants are typically found on our taller towers and rarely change locations because of their regulatory requirements, high switching costs and potential business disruption. While the broadcast market is generally a mature market, we believe that the federally mandated conversion to digital High Definition TV will prompt traditional analog broadcasters to install new equipment on tall towers resulting in new leasing opportunities. In addition, our broadcast tenants include satellite radio broadcasters (XM Satellite Radio and Sirius) which utilize our communications sites for repeaters.

Our fifth largest customer group consists of wireless data and other communications services and includes companies such as Cingular and Motient which operate two-way messaging networks (such as BlackBerry devices) as well as wireless internet service providers that are emerging as new technologies become available and the FCC authorizes additional radio spectrum for use.

Over the last few years, although our revenues have remained relatively constant after considering dispositions, the relative revenues contribution from different types of wireless customer industry segments has changed substantially. Specifically, the percentage of our revenues coming from the wireless telephony providers has grown from approximately 31.3% of revenues for the month of December 2001 to approximately 40.6% of revenues for the month of December 2003 while the percentage of revenues coming from mobile radio and paging has decreased from 31.7% and 25.4%, respectively, for the month of December 2001 to 25.8% and 21.6%, respectively, for the month of December 2003. We believe that as we continue to execute our strategy, we will continue to increase the relative percentage of telephony revenues and as a result, decrease the relative percentage of paging and mobile radio revenues over the next several years. The following table presents information with respect to our revenue mix by our five customer technology categories for the months of December 2001, 2002 and 2003.

Percent of Revenues by Tenant Technology Type

Tenant Technology Type	Percent of Revenues for December 2001	Percent of Revenues for December 2002	Percent of Revenues for December 2003
Telephony	31.3%	36.1%	40.6%
Mobile radio	31.7%	29.3%	25.8%
Paging	25.4%	22.5%	21.6%
Broadcast	6.1%	6.9%	7.1%
Wireless data and other	5.5%	5.2%	4.9%
Total	100.0%	100.0%	100.0%

Operations

Since October 2002, we have installed a new management team which includes individuals with substantial experience in the operations of wireless companies in general and tower companies in particular. Our new management team is highly focused on strengthening our business through the execution of our strategy. Our day-to-day operations are managed through five primary functional areas, which coordinate as a team to focus on enhancing customer service and improving operations. These five areas are:

Sales, Marketing and Co-locations.    Our sales, marketing and co-location group had a total of 25 people as of January 31, 2004 and is segmented into a broadband team that focuses on telephony and broadcast customers and a narrowband team that focuses on mobile radio including government, paging and data customers. Our broadband sales team is geographically organized with certain employees also being assigned major customer coordination responsibilities. Our narrowband sales representatives are also geographically focused with each employee being assigned to several large customers. Our sales and marketing employees are supported by a centrally located staff of co-location project managers that manage the process of turning customer applications into tenant leases. Our co-location project managers are assigned to and work as a team with our sales representatives. Our co-location team supports our sales and marketing team by ensuring that our customers can rapidly deploy their equipment with minimal operational issues.

Acquisitions and New Builds.    Our acquisitions and new builds team focuses on sourcing, valuing and executing tower acquisitions and new tower development. They work closely with the other major areas of operations to ensure that there is a cohesive effort towards growth and that new tower additions are integrated seamlessly into operations. Our acquisition and new build team generally sources, values and executes our acquisition opportunities directly. We may use the services of a broker in circumstances where it is economically appropriate and where the broker brings specific local knowledge. However, we currently expect to continue to rely on our internal team for the majority of our acquisition sourcing, valuing and execution functions. As of January 31, 2004, the acquisitions and new builds team had a total of four people.

Property Management and Site Operations.    Our property management and site operations team is responsible for maintaining our communications sites. This includes site management, ongoing monitoring and regulatory compliance and site maintenance. Our property management and site operations include field portfolio support personnel who are assigned a territory of communications sites and are responsible for the overall maintenance and upkeep of our sites including working with our collocations team to ensure that customers install their equipment in accordance with the site lease. Our site operational team also ensures that all sites are in compliance with all FAA and FCC regulations and other local requirements. As part of our renewed focus on operations, we have completed environmental reviews of all active U.S. sites and updated title reviews of 716 land parcels under 831 of our top revenue producing towers representing 61% of gross margin, for the year ended December 31, 2003. As of January 31, 2004, this team had a total of 58 people.

Contracts Administration.    Our contracts administration team manages our portfolio using our recently created digital library that provides easy access to over 12,400 tenant leases from over 2,700 customers along with over 1,400 ground leases and over 800 managed site agreements. They are responsible for the renewal and renegotiation of these contracts, the collection of accounts receivable and the accurate maintenance of our tenant and site agreement database. Our contract administration team also works with our treasury and legal groups to routinely review and dispose of under-performing sites which generate negative cash flows and for which are not compatible with our strategy. As of January 31, 2004, our contracts administration team has 33 people and works hand-in-hand with our sales and marketing team on structuring major account leases and in dealing with customers that are having financial difficulties.

Administration and Support.    Our administration and support area includes our accounting, legal, finance, treasury, human resources and information systems teams. These teams support our sales and marketing, acquisitions and new builds, property management and site operations and contracts administration teams. As of January 31, 2004, this team had a total of 64 people.

Insurance.    We maintain property and casualty insurance and commercial general liability coverage in level and amounts customary for the industry. We recently expanded the scope and limits of our coverage and we believe our properties are adequately covered by insurance.

Our Employees

As of January 31, 2004, we had approximately 184 full-time employees, of which 153 work in our Sarasota, Florida headquarters office. None of our employees are unionized, and we currently consider our relationship with our employees to be good.

Competition

Our principal competitors include other tower companies that operate nationally or regionally; wireless communications service providers that own towers and communications site facilities and lease space at those sites to other wireless communications companies; smaller companies and individuals that own and/or operate towers in one or more local geographic areas; and real estate owners, utilities and other companies that provide alternative site structures (building rooftops, billboards, water tanks and utility poles and other structures) upon which wireless communications equipment may be installed.

Among tower companies that operate nationally or regionally, our principal competitors include American Tower Corporation, Crown Castle International Corporation, SBA Communications Corporation and SpectraSite, Inc., as well as AAT Communications Corporation, which is privately held.

Environmental Overview

In connection with entering into our mortgage loan, an environmental consultant performed a review of government environmental databases for information concerning 2,775 sites relating to 2,249 of our owned towers and other communications sites and 675 managed sites located in the United States and prepared a report that discusses the results in accordance with the standards for a Phase I environmental assessment. Based on the environmental consultant's database review, the consultant performed a Phase I environmental assessment for 183 of our sites. Based on the Phase I assessments, the consultant recommended that Phase II environmental assessments be performed for 18 of our sites. For 12 of those sites, Phase II assessments were performed and the consultant recommended no further action. For three of those sites, Phase II assessments were performed and contamination was identified from a source other than us. The consultant recommended that if we perform construction at any of these sites, any contaminated soil that would be impacted should be properly identified and handled. We have earmarked these three sites internally for special construction review procedures. Phase II assessments were not performed for the remaining three sites. These sites are managed sites where the owner of the property would not grant access for sampling. Further, we determined that, as un-owned managed sites, even if found to have positive responses to the Phase II, these three sites would present de minimis liability exposure to us.

Regulatory Matters

Federal Regulations

Both the FCC and the FAA regulate towers used for communications transmitters and receivers. These regulations control the siting, marking and lighting of towers and generally, based on the characteristics of the tower, require registration of certain tower facilities with the FCC. Wireless and broadcast communications antennas operating on towers are separately regulated and independently authorized by the FCC based upon the particular frequency used and the service provided. We must comply with certain environmental laws in addition to these regulations. See "—Environmental Regulations" below.

Under the requirements of the Communications Act of 1934, as amended, the FCC, in conjunction with the FAA, has developed standards for review of proposals for new or modified antenna structures. These standards mandate that the FCC and the FAA consider the height of the proposed antenna structure, the relationship of the structure to existing natural or man-made obstructions, and the proximity of the structure to runways and airports. Proposals to construct new communications sites or modify existing communications sites that could affect air traffic must be filed with and reviewed by the FAA to ensure the proposals will not present a hazard to aviation. Although the government requires only that proposed antenna structures over 200 feet and those near public and military airports be submitted to the FAA for study, we submit all proposed antenna structures to the FAA for its approval. The FAA may condition its issuance of no-hazard determinations upon compliance with specified lighting and marking requirements to maximize the visibility of the tower. Upon receiving the FAA's analysis, the FCC imposes the FAA-specified requirements.

Tower owners are required to register all antenna structures over 200 feet and those near public and military airports with the FCC. The FCC will not authorize the operation of communications antennas on new towers unless the tower has been registered with the FCC or a determination has been made that such registration is not necessary. The FCC will not register a tower unless it has received all necessary clearances from the FAA.

Owners of towers on which communications antennas are located have an obligation to maintain marking and lighting to conform to FCC standards. Tower owners also bear the responsibility of notifying the nearest FAA Flight Service Station, or FSS, of any tower lighting failures. Once repairs to any tower lighting outage have been made, the owner must notify the FSS that the tower is back in service. We operate a network operations center 24 hours a day, 365 days per year, to monitor the lighting on our towers. In certain remote locations and other specific circumstances, we use contractors to provide these services but remain liable for the acts and omissions of these contractors. We generally indemnify our customers against any failure to comply with applicable standards.

Failure to comply with applicable registration, marking and lighting requirements (including failure as a result of acts or omissions of our contractors, which may be beyond our control) may result in the issuance of a Notice of Violation, possible monetary penalties or other enforcement action by the FCC, as well as civil penalties, contractual liability and/or tort liability.

We hold a number of FCC licenses for our own communications needs in connection with our tower operations. These licenses cover private operational fixed microwave facilities and private land mobile voice communications. These licenses typically have a ten year term and are subject to renewal by the FCC.

Wireless service providers comprise our primary existing and potential customers. Their activities are overseen in large part by the FCC, whose regulations are designed to promote universal service and public safety, maximize the efficient use of spectrum, and minimize regulation where appropriate. Recent FCC regulatory developments reflect these goals. For example, in February 2002, the FCC enabled the ownership by a single entity of interests in both cellular carriers in overlapping metropolitan cellular service areas. In March 2002, the FCC initiated a proceeding to remedy the interference caused by Commercial Mobile Radio Service (CMRS) operators on public safety operations in the 800 MHz band. In November 2002, the FCC's Spectrum Policy Task Force issued a Report containing a number of specific recommendations for spectrum policy reform, including market-oriented spectrum rights, increased access to spectrum, and new interference protections. Effective January 1, 2003, the FCC eliminated the per se limit on the aggregation of CMRS spectrum, which restricted the amount of broadband CMRS spectrum an entity could hold in a particular geographic area. Instead of using a spectrum cap, the Commission opted to analyze transactions involving mobile telephony service providers on a case-by-case basis. In May 2003, the FCC adopted new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. In September 2003, the FCC proposed amendments to its spectrum regulations in order to promote the deployment of spectrum-based services in rural America. We cannot predict with certainty the effect these proposals will have on our business.

The Telecommunications Act of 1996 amended the Communications Act of 1934 to preserve the authority of state and local governments over zoning and land use matters concerning the construction, modification and placement of towers used for personal wireless services, except in limited circumstances. Most importantly, the Telecommunications Act prohibits state or local restrictions on such towers based on the environmental effects of radio frequency emissions from antennas, provided the facilities comply with FCC emission regulations. Also, the Telecommunications Act provides a mechanism for judicial relief from zoning decisions pertaining to such towers which fail to comply with certain provisions of the Telecommunications Act. For example, the Telecommunications Act prohibits any state or local government action that would (1) discriminate between different wireless communications providers or (2) ban altogether the construction, modification or placement of personal wireless services towers. The Telecommunications Act requires the Federal government to establish procedures to make available on a fair and nondiscriminatory basis rights-of-way and easements under Federal control for the placement of new wireless telecommunications services. This may require that Federal agencies and departments work directly with licensees to make Federal property available for tower facilities.

In June 2003, the FCC issued a Notice of Proposed Rulemaking seeking comment on a draft agreement between the FCC, the Advisory Council on Historic Preservation and the National Conference of State Historic Preservation Officers that would tailor and streamline procedures for review of towers and other FCC licensed communications facilities under the National Historic Preservation Act of 1966 ("NHPA"), and on related revisions to the FCC's rules. The FCC has indicated that the intent of the agreement and the proposed rule revisions is to improve compliance with the NHPA and streamline the review process for construction of towers and other FCC licensed communications facilities. We cannot predict with certainty whether, and if so when, the FCC's proposals will be adopted, and, if they are, the effect they will have on our business.

In 1996, the FCC mandated the conversion of analog television signals to digital. As a result of several subsequent rulings by the FCC, each commercial television station in the United States was required to complete construction of new digital broadcasting facilities by May 1, 2002. Non-commercial stations were given until May 1, 2003, to complete digital construction. By April 1, 2003, all television stations were required to simulcast at least 50% of the programming on their analog channel on their digital channel and must convert to 100% simulcasting within two years thereafter. The simulcasting transition is scheduled to end in 2006, when television broadcasters will be required to terminate analog service, unless that date has been extended because significant portions of the viewing public do not have the ability to receive digital television signals.

Although current digital conversion deadlines are the result of previous FCC extensions, various broadcasters have requested further extensions. In November 2001, the FCC declined to issue a blanket extension of the current deadlines, but agreed to continue considering extension requests by individual broadcasters on a case-by-case basis, and made it easier for broadcasters to qualify for such extensions. There were 1,196 commercial television stations due to commence digital broadcasts by May 1, 2002. As of October 3, 2003, 946 of these stations were broadcasting a digital signal, as were 199 of 373 noncommercial educational television stations that were due on the air May 1, 2003. Also as of October

3, 2003, a total of 1,605 television stations in all markets (representing approximately 95% of all stations) have been granted a DTV construction permit or license.

In August 2002, the FCC adopted a rule requiring that all TV receivers manufactured in the United States with screen sizes greater than 13 inches, and all TV receiving equipment, such as VCRs and digital television recorders, be capable of receiving digital television signals over the air no later than July 1, 2007. In November 2003, the FCC adopted an anti-piracy mechanism, also known as the "broadcast flag," for digital broadcast television. The goal of the "broadcast flag" is to protect copyrighted programming that is transmitted digitally over the air from Internet distribution and thereby foster the transition to digital TV. We believe that this increased copyright protection and increased penetration of digital television capability among the general broadcast audience may also hasten the digital conversion and add to the demand for digital television broadcast towers.

Although the planned conversion to digital might continue to be delayed through FCC extensions or the failure of various broadcasters to achieve the conversion in accordance with the established deadlines, we believe that if and when the conversion occurs, it will create significant potential for increased demand for space on broadcast towers, including our towers. We believe that the digital conversion may thus drive increased demand for our tower design and installation services.

Local Regulations

Local regulations include city, county and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials prior to tower construction and prior to modifications of towers, including installation of equipment for new customers. Local zoning authorities generally have been hostile to construction of new transmission towers in their communities because of the height and visibility of the towers. Companies owning or seeking to build or modify towers have encountered an array of obstacles arising from state and local regulation of tower site construction and modification, including environmental assessments, fall radius assessments, marking and lighting requirements, and concerns about interference with other electronic devices. The delays resulting from the administration of such restrictions can last for several months and, when appeals are involved, can take several years. Further, on existing towers, underlying zoning ordinances are subject to change, which may either prohibit the addition of new antennas or require the obtaining of new permits to add additional antennas. Such a change in zoning can materially alter our ability to add additional tenants to and grow the revenues of any affected tower.

Environmental Regulations

The FCC's decision to register a proposed tower may be subject to environmental review under NEPA, which requires federal agencies to consider the environmental impacts of decisions that could be considered "major federal actions." The FCC has issued regulations implementing its NEPA obligations, as well as those arising under the National Historic Preservation Act, the Endangered Species Act and the American Indian Religious Freedom Act. These regulations place responsibility on each applicant to investigate potential environmental and other effects of the proposed activity (for example, constructing a tower) prior to commencing with the activity. If certain regulatory criteria are met regarding the location and potential impacts of the activity (for example, impact to wetlands), the applicant will be required to prepare and file an environmental assessment with the FCC for its review. Importantly, under these regulations interested parties may also petition the FCC to require an environmental assessment and the FCC must consider such petitions in determining whether the applicant must prepare an environmental assessment. If an environmental assessment is required, then the FCC will treat the proposed activity as a "major action" that may have significant environmental impact. The FCC would then initiate a review procedure, providing further opportunity for public comment. This review process will culminate in either a finding of no significant impact or a finding of significant impact. In the event the FCC determines that a proposed tower would have a significant environmental impact, the FCC would be required to prepare an environmental impact statement. The environmental review process mandated by NEPA and the FCC regulations that implement that process can be costly and time consuming and may cause significant delays in the registration of a particular tower. Various environmental interest groups routinely petition the FCC to deny applications to register new towers, further complicating the registration process and increasing potential costs and delays.

In August 2003, the FCC released a Notice of Inquiry requesting comments and information on the potential impact of communication towers on migratory birds. This action is one component of the FCC's Environmental and Historic Preservation Action Plan announced by Chairman Michael Powell on May 1, 2003. The Chairman's Plan will also address, via rulemaking proceedings, human exposure to radio frequency electromagnetic energy and the effects of communication facilities on historic properties. The Notice of Inquiry regarding migratory birds marks the most significant action to date taken by the FCC on the matter and may lead to changes in the FCC's environmental rules. These changes, as well as changes resulting from other potential rulemakings, depending on the outcome, could have a material adverse effect on our business, financial condition or results of operations.

With our current tower operations, we own a limited number of underground diesel storage tanks, which are used to fuel power generators. A small number of our tenants utilize transmission and other operating equipment that by their nature contain hazardous materials, such as lead acid batteries, above ground (and possibly underground) diesel storage tanks for power generation and glycol coolant. Accordingly, in addition to the FCC's environmental regulations, we are subject to environmental laws governing, among other things, the use, handling, storage and disposal of regulated substances. These laws may require the investigation and remediation of any contamination at facilities that we own or operate (or previously owned or operated), or at third-party waste disposal sites at which our waste materials have been disposed. These laws could impose liability even if we did not know of, or were not responsible for, the contamination. We are also subject to various other Federal, state and local health, safety and environmental laws and regulations. The current cost of investigating and remediating any contamination and complying with those laws as they are currently in effect is not expected to be material to our financial condition or results of operations.

We previously owned five carrier-neutral co-location facilities, which were sold in 2001 and 2002. These facilities contained one or more of the following: tanks for the storage of diesel fuel, asbestos-containing building materials and/or significant quantities of lead acid batteries to provide back-up power generation and uninterrupted operation of our customers' equipment. The presence of these items may require environmental permitting, record keeping, and reporting obligations such as the development of fuel spill prevention plans and the submission of community right-to-know reports. In addition, although we have no knowledge of such, it is conceivable that these systems may have been subject to leaks or spills which have not been remediated. We remain potentially liable for contamination of the facilities, if any, and for the waste materials generated at the facilities and transported to disposal sites, if any, and for any non-compliances with environmental laws, if any, that occurred during our ownership or operation of the facilities.

Although, based on currently known information, we believe that we currently have no material liability under applicable environmental laws, the costs of complying with existing or future environmental laws, responding to petitions filed by environmental interest groups or other activists, investigating and remediating any contaminated real property and resolving any related liability could have a material adverse effect on our business, financial condition or results of operations. See "Risk Factors — Risks Relating to Our Business — Our failure to comply with environmental laws could result in liability and claims for damages that could have a material adverse effect on our business, financial condition or results of operations."

REIT Status

We have elected to be treated as a REIT for federal income tax purposes. A REIT is generally not subject to federal corporate income taxes on that portion of its ordinary income or capital gain for a taxable year that is distributed to stockholders within such year. To qualify and remain qualified as a REIT, we are required on a continuing basis to satisfy numerous, detailed requirements pertaining to our organization, sources and amounts of income, level of distributions, assets owned, and diversity of stock ownership, among others. Among the numerous requirements that must be satisfied with respect to each taxable year in order to qualify and remain qualified as such, a REIT generally must:

•	distribute to stockholders 90% of its taxable income computed without regard to net capital gains and deductions for distributions to stockholders and 90% of certain foreclosure income;

•	maintain at least 75% of the value of its total assets in real estate assets (generally real property and interests therein), cash, cash items and government securities;

•	derive at least 75% of its gross income from investments in real property or mortgages on real property;

•	derive at least 95% of its gross income from real property investments described above and from dividends, interest and gain from the sale or disposition of stock and securities and certain other types of gross income;

•	not have any accumulated "earnings and profits" attributable to a non-REIT year as of the close of any taxable year, including for this purpose any such accumulated "earnings and profits" carried over or deemed carried over from a C corporation;

•	as of the end of each calendar quarter, not own securities of any single issuer which possess greater than 10% of the total voting power or total value of the outstanding securities of such issuer, unless such other issuer is itself a REIT or is either a "qualified REIT subsidiary" or a "taxable REIT subsidiary" with respect to the REIT owning such securities; and

•	as of the end of each calendar quarter, not own securities of "taxable REIT subsidiaries" which collectively constitute in excess of 20% of the total assets of the REIT and not own securities of any single issuer other than a "qualified REIT subsidiary" or a "taxable REIT subsidiary" which have an aggregate value in excess of 5% of the value of the total assets of such REIT.

In connection with the consummation of the restructuring, we realized a significant amount of cancellation of indebtedness income, all of which was excluded from our gross income for federal income tax purposes. In accordance with the Internal Revenue Code, the amount of cancellation of indebtedness income so excluded substantially reduced our net operating loss ("NOL") carryovers accumulated through the date on which the restructuring was consummated. In addition, our depreciation deductions are reduced for a period of five years after the date on which we received the new capital investment through the restructuring. The effect of such reduction of our cumulative NOL carryovers and such reduction of our depreciation deductions will be either to reduce our future NOLs, or to increase our REIT taxable income which must be distributed to our stockholders in order for us to maintain our REIT status.

Policies With Respect to Certain Other Activities

If our board of directors determines that additional funding is required, we may raise such funds through additional equity offerings, debt financing, retention of cash flow (subject to provisions in the Internal Revenue Code concerning taxability of undistributed REIT taxable income) or a combination of these methods.

In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration it deems appropriate, including in exchange for property.

Borrowings may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, purchase money obligations to the sellers of assets, long-term, tax-exempt bonds or other publicly or privately placed debt instruments, financing from banks, institutional investors or other lenders, securitizations, including CBOs, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the asset. Such indebtedness may be recourse to all or any part of our assets or may be limited to the particular asset to which the indebtedness relates.

We have authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. Similarly, we may offer additional interests in our operating partnership that are exchangeable into common shares or, at our option, cash, in exchange for property. We also may make loans to our subsidiaries.

Subject to the percentage of ownership limitations and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

We may engage in the purchase and sale of investments. We do not underwrite the securities of other issuers.

Our officers and directors may change any of these policies without a vote of our stockholders.

Policies with Respect to Certain Transactions

We have no policy with regard to our directors, officers or stockholders having any direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest.

Investment Policies

Our policy is to invest in wireless towers and other communications sites and currently our sites are primarily located in the southeastern and mid-Atlantic regions of the United States. For the year ended December 31, 2003 all of our revenues came from our ownership, leasing and management of wireless towers and other communications sites. Our policy may be changed by our board of directors without a vote of our stockholders. We do not have any limits on the percentage of our assets which may be invested in wireless towers and other communications sites. It is our policy to acquire these wireless towers and other communications sites primarily for the cash flow generated by those sites. We do not have a policy as to the amount or percentage of our assets which may be invested in any specific wireless tower or communications site.

Legal Proceedings

Bankruptcy Proceedings

On May 21, 2002, Global Signal (then known as Pinnacle Holdings Inc.) filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. We filed a prearranged plan of reorganization that provided for new equity of approximately $205.0 million sponsored by Fortress and Greenhill. The bankruptcy court confirmed the plan on October 9, 2002 and we emerged from bankruptcy on November 1, 2002. All pending claims were resolved and the bankruptcy docket was closed on December 22, 2003.

Securities Class Actions

We entered into a stipulation and agreement of settlement filed September 24, 2002 to settle the consolidated securities class action lawsuit against us, our former Chief Executive Officer, Steven R. Day, our former Chief Financial Officer, Jeffrey J. Card, our former Chief Executive Officer, Robert J. Wolsey, various former directors of Global Signal, our former accountants, PricewaterhouseCoopers, LLP, and the underwriters of our January 18, 2000 secondary offering. The litigation related to alleged misrepresentations contained in a prospectus for our January 18, 2000 secondary stock offering and alleged misleading statements contained in press releases and other filings with the Securities and Exchange Commission relating to certain of our financial statements, the acquisition of approximately 1,858 communications sites from Motorola, Inc., our relationship with our former accountants and other matters.

The settlement provided that the claims against us and our former officers and directors be dismissed. In agreeing to the settlement, we and our former officers and directors specifically denied any wrongdoing. The settlement provided for a cash payment of approximately $8.2 million, all of which was paid directly by our insurance. Of the $8.2 million payment, $4.1 million was deemed to have been made on our behalf, and $4.1 million was deemed to have been made on behalf of the individual defendants. In addition, the settlement provided for additional cash payments of approximately $2.6 million by PricewaterhouseCoopers and $200,000 by the underwriter defendants. The court issued an order and final judgment on February 3, 2003 approving the stipulation and agreement of settlement.

2001 Securities and Exchange Commission Investigation

In August 2000, we became the subject of an investigation being conducted by the Securities and Exchange Commission. On December 6, 2001, we entered into a settlement with the Commission relating to our original accounting for the August 1999 acquisition of certain assets from Motorola, Inc. We restated our financial statements to change our accounting for that transaction in filings made with the Commission in April and May 2001. In the settlement, we consented to the Commission's entry of an administrative order and sanctions, without admitting or denying the Commission's findings, as follows:

A.    That we shall cease and desist from committing or causing violations of the reporting, books and records, and internal control provisions of the Federal securities laws (Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-13 thereunder); and

B.    That we provide documents or other information, and take all reasonable actions to make our officers, directors, employees and agents available to testify truthfully at any interview, investigative testimony, deposition, or judicial proceeding arising as a result of the Commission's investigation of our company.

The Commission's order did not claim any violation of the antifraud provisions of the Federal securities laws, nor did it assess a monetary penalty or fine against us. We cooperated fully with the Commission in its inquiry.

Others

We are also from time to time involved in ordinary litigation incidental to the conduct of our business. We believe that none of our pending litigation, individually and in the aggregate, will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers upon consummation of the offering.

Name	Age	Position With Us
Wesley R. Edens (3)	42	Chief Executive Officer and Chairman of the board of directors
David J. Grain	41	President
William T. Freeman	42	Executive Vice President, Chief Financial Officer, and Assistant Secretary
Jeffrey S. Langdon	41	Executive Vice President of Sales & Marketing
Ronald G. Bizick, II	36	Executive Vice President of Corporate Development and Operations
Stephen W. Crawford	38	Executive Vice President, General Counsel, and Secretary
Massoud Sedigh	51	Executive Vice President and Chief Information Officer
David Abrams (3)	42	Director
Robert Gidel (2)	52	Director
Douglas L. Jacobs (1)	56	Director
Robert Niehaus (2)	48	Director
Howard Rubin (2)	48	Director
Mark Whiting (1)	47	Director

(1)	Class I director.
(2)	Class II director.
(3)	Class III director.

Wesley R. Edens is the Chairman of our board of directors and our Chief Executive Officer. He has served as our acting Chief Executive Officer and director since Global Signal's reorganization in October 2002, and became our Chief Executive Officer in February 2004. Mr. Edens has been the Chairman of the board of directors and Chief Executive Officer of Fortress Investment Group LLC since June 1998. He is responsible for the day-to-day operations and management of Fortress' private equity funds and also serves as the Chairman of the board of directors and Chief Executive Officer of Newcastle Investment Corp., the firm's real estate securities business. Mr. Edens serves on the boards of directors of Brookdale Living Communities, Inc., Italfondiario SpA, and Mapeley Holding Company Ltd. In addition, he is the former Chairman of the board of directors of Capstead Mortgage Corporation. Prior to co-founding Fortress, Mr. Edens was a Partner and a Managing Director of BlackRock Financial Management Inc. where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a Partner and Managing Director of Lehman Brothers. Mr. Edens received a Bachelor of Science in Finance from Oregon State University. Mr. Edens was designated a director pursuant to the Investor Agreement.

David J. Grain joined us in January 2003 as our President. Prior to joining us, from 2000 to 2003, he served as Senior Vice President at AT&T Broadband in New England, a provider of digital video, high speed Internet and digital phone services to more than two million customers in the region. Prior to leading AT&T Broadband's New England operations, Mr. Grain spent more than a decade in the financial services industry, most recently at Morgan Stanley in New York from 1992 to 2000 where he focused primarily on telecommunications, media and technology companies. Mr. Grain serves on the board of directors of Newcastle Investment Corp., an affiliate of Fortress. Mr. Grain earned a Bachelor of Arts in English from the College of the Holy Cross and a Masters of Business Administration from the Amos Tuck School at Dartmouth College.

William T. Freeman joined us in September 2001 as our Chief Financial Officer and Vice President, and was named Executive Vice President, Chief Financial Officer and Assistant Secretary in February 2004. Prior to joining us, Mr. Freeman was the Chief Financial Officer of WJ Communications, Inc., a manufacturer of RF components from June 2000 to September 2001. Mr. Freeman was the Chief Financial Officer of System One Services, a consulting and staffing agency from November 1997 to June 2000. Mr. Freeman has over 18 years of finance and accounting experience and holds a Master's degree in Accounting from Florida State University and a Bachelor of Science from the University of Kentucky. Mr. Freeman was our Chief Financial Officer at the time of our filing for bankruptcy in May 2002.

Jeffrey S. Langdon joined us in March 2003 as Vice President of Sales and was named Executive Vice President of Sales and Marketing in January 2004. Mr. Langdon began his wireless career in November 1992 with McCaw Wireless in Seattle prior to its merger with AT&T. He held a variety of positions with McCaw/AT&T Wireless until his departure in March 1997, including responsibilities in Sales, System Development and External Affairs. From March 1997 until March 1998, Mr. Langdon founded and operated JSL Wireless Services under contract to AT&T's National Site Development team where he assisted in the development of a Build to Suit program. In March 1998, Mr. Langdon joined SBA Communications in Boca Raton where he was employed until April 2002 as its Vice President of Sales and Marketing, Vice President of Operations and Regional Vice President of the Midwest. From April 2002 through October 2002, Mr. Langdon was self-employed and pursued private interests. From October 2002 until March 2003, Mr. Langdon held the position of Regional Vice President at Tower Resource Management, a wireless management and development firm. Mr. Langdon holds a Bachelor of Arts degree from Whitman College.

Ronald G. Bizick, II joined us in December 2003 as Executive Vice President of Corporate Development and Operations. Prior to joining us, Mr. Bizick served as acting Chief Executive Officer and Partner of Archonix Systems, LLC and its predecessor NTPS, LLC from March 2003 to November 2003, both public safety software and related services providers, where he remains an equity partner and advisory board member. He was self employed, performing various consulting services to wireless and investment companies from February 2002 to March 2003. Mr. Bizick also worked at SBA Communications, another of our main competitors, from February 1990 to January 2002, serving as Executive Vice President and Chief Operating Officer. Mr. Bizick also held various other positions at SBA Communications including Executive Vice President of Operations and Executive Vice President of Sales and Marketing. Mr. Bizick holds a Bachelor of Arts in Business and Communications from the University of Pittsburgh and has completed continuing executive education at Harvard Business School and The Wharton School of Business.

Stephen W. Crawford joined us in June 2003 as Vice President, General Counsel and Secretary and was named Executive Vice President, General Counsel and Secretary in February 2004. Prior to joining us, Mr. Crawford was with El Paso Global Networks from June 2001 to May 2003 where he was General Counsel and a member of the firm's executive committee. Prior to El Paso, he worked at the law firm of Locke, Liddell & Sapp from January 2001 to June 2001. He also worked for Houston Cellular Telephone Company from December 1997 to January 2001 as General Counsel, member of the executive committee and Director of External Affairs. Mr. Crawford holds a Bachelor of Arts in Political Science from Louisiana State University, magna cum laude, and a J.D. from Harvard Law School, magna cum laude.

Massoud Sedigh joined us in May 2003 as Chief Information Officer and was named Executive Vice President and Chief Information Officer in February 2004. Most recently, Mr. Sedigh served as the Chief Information Officer for Shell Trading Company, an energy trading venture, from April 1998 to April 2003. Mr. Sedigh holds a Master of Science in Industrial Management and a Bachelor of Science in Computer Science from SUNY Stony Brook.

David Abrams has served as one of our directors since October 30, 2002. He has been a managing member of Abrams Capital, LLC, an investment firm managing in excess of $800 million, whose affiliates are our stockholders, since November 1998. Mr. Abrams has been the managing partner of Pamet Capital Management LLC since January 2002. Mr. Abrams was designated a director pursuant to the Investor Agreement. He received a Bachelor of Arts in History from the University of Pennsylvania.

Robert H. Gidel has served as one of our directors since October 30, 2002. Since 1998, Mr. Gidel has been the Managing Director of Liberty Partners, L.P., a partnership which makes investments in real estate operating companies and partnerships. He is a member of the board of directors of Developers Diversified Realty Corporation, of which he is a member of the audit committee and the governance committee and the chairman of the compensation committee. Mr. Gidel is a member of the board of directors, the governance committee, the audit committee, and the Chairman of the compensation committee of US Restaurant Properties. He is also a trustee of Fortress Registered Investment Trust and a director of Fortress Investment Fund II LLC. Both Fortress Registered Investment Trust and Fortress Investment Fund II LLC are affiliates of Fortress Investment Group LLC, our majority stockholder. Mr. Gidel was designated a director pursuant to the Investor Agreement.

Douglas L. Jacobs has served as one of our directors since February 2004. Mr. Jacobs is a member of the board of directors of Hanover Capital Mortgage Holdings, Inc., a publicly traded REIT. From 1995 to his retirement in October 2003, Mr. Jacobs was an Executive Vice President and Treasurer at FleetBoston Financial Group, primarily in funding, securitization, capital management, and asset and liability management activities, as well as securities, derivatives, and mortgage loan portfolios. He also served as a member of the board of directors of Fleet Mortgage Group after its privatization from 1998 to 2002. Prior to joining FleetBoston, Mr. Jacobs was active in a variety of positions at Citicorp over 17 years, culminating in his role as Division Executive of the Mortgage Finance Group. Mr. Jacobs holds a Bachelor of Arts degree in Chemistry from Amherst College and a Masters of Business Administration from the Wharton School of Business at the University of Pennsylvania.

Robert H. Niehaus has served as one of our directors since October 2002. He is a Managing Director of Greenhill & Co., LLC, and is the Chairman, Managing Partner and Co-Founder of Greenhill Capital Partners, LLC, one of our principal stockholders. He joined Greenhill in January 2000 to start a $420 million private equity fund focused on the energy, financial services and telecommunications infrastructure industries. Mr. Niehaus is a member of the boards of directors of The American Italian Pasta Company, Everlast Energy LLC, EXCO Holdings Inc., Heartland Payment Systems Inc., Waterford Wedgwood plc and several private companies. Mr. Niehaus was Vice Chairman and a director of Morgan Stanley Capital Partners III, L.P., a $1.8 billion private equity investment fund, from 1994-1999 and was Vice Chairman and a director of the Morgan Stanley Leveraged Equity Fund II, L.P., a $2.2 billion private equity investment fund, from 1992-1999. Mr. Niehaus received a Bachelor of Arts from Princeton University and a Master of Business Administration from Harvard Business School. Mr. Niehaus was designated a director pursuant to the Investor Agreement.

Howard Rubin has served as one of our directors since February 2004. Mr. Rubin is a member of the board of directors and the head of the audit committee of Capstead Mortgage Corporation. He has over twenty years of experience trading mortgage-backed securities. From 1987 to his retirement in 1999, Mr. Rubin was a Senior Managing Director at Bear Stearns, where he ran the Collateralized Mortgage Obligations desk. Mr. Rubin received a Masters of Business Administration from Harvard Business School and a B.S.E. in Chemical Engineering from Lafayette College. Prior to June 2003, Fortress Investment Group LLC held a one-third interest in Capstead Mortgage Corporation and Wesley R. Edens served as Capstead's Chief Executive Officer. Fortress sold its interest in Capstead and Mr. Edens resigned from his post as Chief Executive Officer in June 2003.

Mark Whiting has served as one of our directors since February 2004. Mr. Whiting is a member of the board of directors and the chairman of the compensation committee of Capstead Mortgage Corporation. In January 1999, Mr. Whiting founded Drawbridge Partners, LLC, an active developer and owner/operator of office and industrial properties throughout the western United States, where he is the managing partner. Mr. Whiting was President and a director of TriNet Corporate Realty Trust, Inc. from May 1993, where he was Chief Executive Officer from May 1996 to September 1998. Mr. Whiting holds a Bachelor of Arts degree from Stanford University and a Masters of Business Administration from the Stanford University Graduate School of Business. Prior to June 2003, Fortress Investment Group LLC held a one-third interest in Capstead Mortgage Corporation and Wesley R. Edens served as Capstead's Chief Executive Officer. Fortress sold its interest in Capstead and Mr. Edens resigned from his post as Chief Executive Officer in June 2003.

Pursuant to our amended certificate of incorporation and bylaws, our board of directors is divided into three classes of directors. The current terms of the Class I, Class II and Class III directors will expire in 2004, 2005 and 2006, respectively. Directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. All officers serve at the discretion of our board of directors. We currently have seven directors, four of whom we believe are "independent" as defined under the rules of the NYSE. Our bylaws provide that our board of directors may determine by resolution the number of directors which constitute our board of directors. Pursuant to our amended certificate of incorporation, the maximum number of directors that can constitute our board of directors is nine.

Committees of the Board of Directors

Prior to the consummation of this offering, we will establish the following committees of our board of directors:

The audit committee, which:

•	reviews the audit plans and findings of the independent certified public accountants and our internal audit and risk review staff, and the results of regulatory examinations and tracks management's corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent certified public accountants;

•	reviews our risk and control issues, compliance programs and significant tax and legal matters;

•	has the sole discretion to appoint annually the independent certified public accountants and evaluates their independence and performance, as well as to set clear hiring policies for employees or former employees of the independent certified public accountants; and

•	reviews our risk management processes.

The members of the committee have not yet been appointed. We intend to appoint three or more "independent" directors, as defined under the rules of the NYSE, as soon as practicable, but in any event within the time period prescribed by the NYSE.

The nominating and corporate governance committee, which:

•	will review the performance of the board and incumbent directors and makes recommendations to our board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees;

•	will advise the board with respect to the corporate governance principles applicable to Global Signal; and

•	will oversee the evaluation of the board and Global Signal's management.

The compensation committee, which:

•	reviews and recommends to the board the salaries, benefits and stock option grants for all employees, consultants, officers, directors and other individuals compensated by us;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and determines the Chief Executive Officer's compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The members of the committee have not yet been appointed. We intend to appoint three or more "independent" directors, as defined under the rules of the NYSE, as soon as practicable, but in any event within the time period prescribed by the NYSE.

Compensation Committee Interlocks and Insider Participation

Compensation decisions during the year ended December 31, 2003 pertaining to executive officer compensation were made by our Chief Executive Officer, Wesley R. Edens, our president, David J. Grain,

and our director, Robert H. Niehaus. Our president, David J. Grain, serves as a director of Newcastle Investment Corp., whose Chief Executive Officer Wesley R. Edens also serves as the chairman of our board and our Chief Executive Officer. Newcastle Investment Corp. is an affiliate of our largest stockholder, Fortress Investment Group LLC. We have entered into certain transactions with Fortress and Greenhill as described in "Certain Relationships and Related Party Transactions."

Compensation of Directors

We pay an annual director's fee to each independent director equal to $30,000, payable semi-annually All members of our board of directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. In addition, an annual fee of $5,000 will be paid to the chairs of each of the audit and compensation committees of our board of directors. Affiliated directors, however, will not be separately compensated by us. Fees to the independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash.

In addition, following the consummation of our offering, each independent director is eligible to receive automatic annual stock grants under our Omnibus Stock Incentive Plan, valued at $15,000 based on the fair market value of shares on the date of grant, on the first business day after our annual meeting of stockholders and each such annual meeting thereafter during the term of this plan.

Executive Compensation

The following summary compensation table sets forth information concerning the cash and non-cash compensation during 2003 earned by, awarded to or paid to our Chief Executive Officer and the remaining four most highly compensated executive officers as of December 31, 2003. We refer to these officers as our "named executive officers" in other parts of this prospectus.

Summary Compensation Table

					Long Term Compensation
	2003 Annual Compensation				Awards	Payouts	All Other Compensation ($)

Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)		Securities Underlying Options	LTIP Payouts ($)
Wesley R. Edens Acting Chief Executive Officer (2)	—	—	—		—	—	—
David J. Grain (3) President	184,102	256,014	59,391	(4)	820,000	—	—
William T. Freeman Executive Vice President, Chief Financial Officer and Assistant Secretary	201,001	174,414	—		—	—	—
W. Scot Lloyd Executive Vice President of Sales & Marketing (5)	201,000	132,014	—		—	—	—
Stephen W. Crawford (6) Executive Vice President, General Counsel and Secretary	111,833	76,000	50,000	(7)	102,500	—	—
Steven R. Day Former Chief Executive Officer (8)	67,169	—	—		—	—	340,000	(9)

(1)	For each named executive officer, other than Messrs. Grain and Crawford, the aggregate dollar amount of perquisites or other personal benefits did not exceed the lesser of (a) $50,000 and (b) 10% of the total salary and bonus reported by such named executive officer for such fiscal year.
(2)	Mr. Edens served as our acting Chief Executive Officer from January 31, 2003 until February 11, 2004 when he was appointed as our Chief Executive Officer. Mr. Edens did not receive any base salary or bonus in 2003 for his services as our acting Chief Executive Officer.
(3)	Mr. Grain joined us on January 31, 2003.
(4)	This amount represents relocation payments paid to Mr. Grain.
(5)	Mr. Lloyd's employment was terminated on January 16, 2004.
(6)	Mr. Crawford joined us on June 2, 2003.
(7)	This amount represents relocation payments paid to Mr. Crawford.
(8)	Mr. Day resigned as our Chief Executive Officer effective as of January 31, 2003.
(9)	This amount represents severance payments in connection with Mr. Day's termination of employment.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options we granted during the year ended December 31, 2003 to the named executive officers. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on the Securities and Exchange Commission's requirements and do not reflect our projection or estimate of future stock price growth.

Pursuant to the terms of our stock option plan, the exercise price of the then outstanding options was adjusted from $10 to $8.53 per share and from $5 to $4.26 per share, due to the $142.2 million special dividend declared and paid to our stockholders on February 5, 2004.

	Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees During Fiscal Year Ended December 31, 2003			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name			Exercise Price Per Share	Expiration Date	5%	10%
Wesley R. Edens	—	—	—	—	—	—
David J. Grain(1)	410,000	27.40%	$5.00	7/22/13	$1,289,234	$3,267,172
	410,000	27.40%	$10.00	7/22/13	$0	$1,217,172
William T. Freeman	—	—	—	—	—	—
W. Scot Lloyd	—	—	—	—	—	—
Stephen W. Crawford(2)	51,250	3.42%	$5.00	6/2/13	$161,154	$408,397
	51,250	3.42%	$10.00	6/2/13	$0	$152,147
Steven R. Day	—	—	—	—	—	—

(1)	30% of each of the $5.00 options and $10.00 options vest on each of December 31, 2003 and December 31, 2004. The remaining 40% of each of the $5.00 options and $10.00 options vests on December 31, 2005. In the event Mr. Grain is terminated without cause by the Company (other than by reason of his death or disability) or he terminates for good reason, his options will vest in full.
(2)	30% of each of the $5.00 options and $10.00 options vest on each of December 31, 2003 and December 31, 2004. The remaining 40% of each of the $5.00 options and $10.00 options vests on December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information on unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2003. No options were exercised during the year ended December 31, 2003.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The- Money Options at December 31, 2003 (1)
			Vested	Unvested	Vested	Unvested
Wesley R. Edens	—	—	—	—	—	—
David J. Grain	—	—	246,000	574,000	$615,000	$1,435,000
William T. Freeman	—	—	0	697,000	—	$1,742,500
W. Scot Lloyd	—	—	0	410,000	—	$1,025,000
Stephen W. Crawford	—	—	30,750	71,750	$76,875	$179,375
Steven R. Day	—	—	140,084	326,860	$350,210	$817,150

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated based on our board of directors' determination of the fair market value of the underlying shares as of December 31, 2003 of $10 per share, less the applicable exercise price per share, multiplied by the underlying shares. These values do not reflect the exercise price reduction resulting from the special dividend declared and paid on February 5, 2004.

Omnibus Stock Incentive Plan

The Global Signal Inc. Omnibus Stock Incentive Plan (the "Plan") was originally adopted by our board of directors on October 31, 2002 and subsequently amended and restated on August 20, 2003 with the amended Plan receiving stockholder approval on August 22, 2003. The Plan was further amended and restated on February 11, 2004, with the subsequently amended Plan also receiving stockholder approval on February 11, 2004. The purpose of the Plan is to provide additional incentive to selected management employees, directors and consultants of the Company or any parent or subsidiary in order to strengthen the commitment of such persons, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons who are essential to the growth and success of our business and whose efforts will result in our long-term growth and profitability. To accomplish such purposes, the Plan provides for the issuance of stock options, stock appreciation rights, awards of restricted shares, deferred shares, performance shares and unrestricted shares.

A total of 6,715,000 shares of our common stock is reserved for issuance under the Plan, provided however, that commencing on the first day of the our fiscal year beginning in calendar year 2005, the number of shares reserved and available for issuance will be increased by an amount equal to the lesser of (1) 1,000,000 shares or (2) two percent (2%) of the number of outstanding shares of our common stock on the last day of the immediately preceding fiscal year. To the extent section 162(m) of the Code becomes applicable, the maximum aggregate number of shares that are subject to stock options that may be granted to any individual during any fiscal year is 2,000,000.

The Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors (the board or committee being sometimes referred to as the "plan administrator"). The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan. The Plan permits the plan administrator to select the directors, key employees, and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

We may issue incentive stock options or non-qualified stock options under the Plan. The incentive stock options granted under the Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code and may only be granted to employees of the Company or of its parents or subsidiaries. The option exercise price of all stock options granted under the Plan will be determined by the administrator, except that any incentive stock option or any stock option intended to qualify as performance-based compensation under Code Section 162(m) will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Further, the exercise price of incentive stock options granted to stockholders who own greater than 10% of the voting stock will not be granted at a price less than 110% of the fair market value of the stock on the date of grant. The term of all stock options granted under the plan will be determined by the administrator, but may not exceed ten years (five years for incentive stock options granted to stockholders who own greater than 10% of the voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as nonqualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the administrator in the applicable stock option agreement.

Unless the applicable stock option agreement provides otherwise, in the event of an optionee's termination of employment or service for any reason other than cause, retirement, disability or death, such optionee's stock options (to the extent exercisable at time of such termination) generally will remain exercisable until 90 days after such termination and will expire thereafter. Unless the applicable stock option agreement provides otherwise, in the event of an optionee's termination of employment or service due to retirement, disability or death, such optionee's stock options (to the extent exercisable at time of such termination) generally will remain exercisable until one year after such termination and will expire thereafter. Stock options that were not exercisable on the date of termination will expire at the close of business on the date of such termination. In the event of an optionee's termination of employment or service for cause, such optionee's outstanding stock options will expire at the commencement of business on the date of such termination.

In the event of a change in control (as defined below), unless each outstanding stock option is assumed, continued or substituted pursuant to the change in control transaction's governing document, such stock options will become fully vested and exercisable immediately prior to the effective date of such change in control and will expire upon the effective date of such change in control. If a change in control transaction occurs which is a qualifying asset sale (as defined in the Plan) or which includes a continuation, assumption or substitution of stock options, and an optionee's employment with the Company or any acquiring entity or affiliate thereof is terminated by the employer other than for cause on or after the effective date of the change in control but prior to the first anniversary of the effective date of the change in control, the optionee's outstanding options will become fully vested and exercisable as of such date. The term change in control generally means the first to occur of : (1) any person becoming the beneficial owner of more than 50% of the total voting power of the then outstanding voting stock, or (2) a sale of all or substantially all of the assets of the Company to another entity where stockholders of the Company immediately prior to the asset sale do not own 50% or more of the total voting power of the purchasing entity in substantially the same proportions as their ownership of the Company prior to such asset sale.

In the event of a dissolution or liquidation of the Company, the administrator may permit optionees to exercise stock options, including stock options that would not otherwise be exercisable, until ten days prior to such transaction. To the extent not exercised, these stock options will terminate immediately prior to the proposed transaction.

Stock appreciation rights ("SARs") may be granted under the Plan either alone or in conjunction with all or part of any stock option granted under the Plan. A stand alone SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator. An SAR granted in conjunction with all or part of a stock option under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related stock option. In the event of a participant's termination of employment or service, stand alone SARs will be exercisable at such times and subject terms and conditions determined by the plan administrator at or after grant, while SARs granted in conjunction with all or part of a stock option will be exercisable at such times and subject to terms and conditions as set forth for the related stock option.

Restricted shares, deferred shares and performance shares may be granted under the Plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted shares, deferred shares and performance shares. Participants with restricted shares and preferred shares generally have all of the rights of a stockholder. With respect to deferred shares, during the restricted period, subject to the terms and conditions imposed by the plan administrator, the deferred shares may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted shares, deferred shares and/or performance shares. Subject to the provisions of the Plan and applicable award agreement, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, but not limited to, the attainment of certain performance goals, a participant's termination of employment or service, a participant's death or disability or occurrence of a change in control as defined in the applicable award agreement.

Following the consummation of our offering, the Plan provides that each of our non-employee directors (as defined in the plan) will automatically receive annual awards of our common stock with an aggregate fair market value of $15,000, valued as of the date of grant, on the first business day after our annual meeting of stockholders, commencing in 2005, and each annual meeting thereafter during which the Plan is in effect.

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in (1) the aggregate number of shares reserved for issuance under the Plan, the maximum number of shares that may be granted to any participant in any calendar year, and, (2) the kind, number and exercise price subject to outstanding stock options and SARs granted under the Plan, and (3) the kind, number and purchase price of shares subject to outstanding awards of restricted shares, deferred shares and performance shares granted under the Plan. In addition, the plan administrator, in its discretion, may terminate all awards with payment of cash or in-kind consideration.

The terms of the Plan provide that the board may amend, alter or discontinue the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. Unless the board determines otherwise, stockholder approval of any such action will be obtained if required to comply with applicable law. The Plan will terminate on November 1, 2012.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Mr. Day's employment with us terminated on January 31, 2003, and we entered into an Agreement and General Release (the "General Release") with him which became effective on such date. In consideration of Mr. Day's execution and compliance with the conditions of the General Release, including releasing of all claims and abiding by certain non-competition, confidentiality and proprietary information obligations, Mr. Day was entitled to an aggregate severance payment of $386,000 (less applicable withholding). In addition, Mr. Day and certain of his dependents are entitled to group health plan benefits for 18 months following such effective date, and Mr. Day will be entitled to use the automobile we supplied for a period of 24 months following such effective date. Finally, the vesting with respect to Mr. Day's outstanding option was accelerated such that he is entitled to exercise 233,472 shares at an exercise price of $5 and 233,472 shares at an exercise price of $10, and such shares will remain exercisable until the fourth anniversary of the effective date of the General Release. The remaining shares subject to his outstanding option were terminated. Pursuant to the stated terms of the stock option plan, the exercise price of the options was adjusted as follows, as a result of the special dividend of $142.2 million declared and paid on February 5, 2004; the $5 price was reduced to $4.26 per share and the $10 price was reduced to $8.53 per share.

We have entered into employment agreements with each of Messrs. Grain and Freeman. The agreement for Mr. Grain became effective on January 31, 2003, and provides for a three-year term that will automatically renew for consecutive one year extensions, unless written notice to the contrary is provided to the other party. The agreement for Mr. Freeman became effective on November 1, 2002 and provides for a three-year term that will automatically renew for consecutive one year extensions, unless written notice to the contrary is provided to the other party. Each of Messrs. Grain and Freeman's agreements contains confidentiality, non-competition and non-solicitation provisions effective through the term of the agreement and for a period of twelve months thereafter.

In the event Mr. Grain's employment is terminated by us for any reason other than for cause (except by reason of his death or disability) or by Mr. Grain for good reason, Mr. Grain will be entitled to a severance payment of $425,000 and his outstanding options will vest immediately and remain exercisable for three years after such termination. In the event Mr. Grain's agreement has expired as a result of our decision not to extend the agreement and Mr. Grain is subsequently terminated under circumstances that would have constituted termination without cause or with good reason under the agreement, his outstanding previously vested options will remain exercisable for three years after such termination.

Mr. Grain's employment agreement effective January 31, 2003 provided that, as a relocation benefit, we would reimburse him for the difference between the sale price of his West Newton, Massachusetts residence and a specified minimum price, as described in that agreement. Mr. Grain's employment agreement was amended on January 15, 2004, to provide that in the event he is unable to sell his West Newton, Massachusetts residence on or prior to January 10, 2004 for the Minimum Price (as set forth in his employment agreement) and Mr. Grain is able to find a purchaser, on or prior to April 30, 2004, who has contracted to purchase such residence, we will purchase the residence from Mr. Grain for the Minimum Price provided Mr. Grain agrees to assign the contract for sale entered into by Mr. Grain and the purchaser to us, subject to the condition subsequent that such contract for sale be consummated.

Mr. Grain has entered into a contract for the sale of his residence which is expected to close in February 2004. We currently expect that our net cash cost, after the sale of the residence under the assigned contract for sale, will be approximately $400,000.

In the event Mr. Freeman's employment is terminated by us for any reason other than for cause or upon a change in control of Global Signal, all of his outstanding options will vest immediately and remain exercisable for 90 days plus the number of days remaining, if any, in the then operative "closed period" during which Mr. Freeman would be precluded from trading Global Signal's shares pursuant to our insider trading rules. In addition, if Mr. Freeman's employment is terminated by us for any reason other than for cause, he will be entitled to the following severance payment and benefits for twelve months after such termination, as long as he is not in breach of the non-competition, preservation of trade secrets and non-trade secret protectible business interest provisions contained in the agreement: (1) base salary (at a rate then in effect), (2) continued use of the company provided cell phone and vehicle and (3) employee benefits afforded to senior management excluding 401(k) plan participation.

We entered into an employment agreement with Mr. Lloyd. The agreement for Mr. Lloyd became effective on December 2, 2002, and provides for a one-year term that will automatically renew for consecutive one year extensions, unless written notice to the contrary is provided to the other party. Mr. Lloyd's agreement contains confidentiality and non-solicitation provisions effective during Mr. Lloyd's employment with us and for a period of one year thereafter. Although Mr. Lloyd is entitled to an annual bonus ranging from 50% up to 100% of his annual salary based on achieving certain goals, he will receive a guaranteed bonus of $50,000 regardless of whether any goals are attained.

Mr. Lloyd's employment with us terminated on January 14, 2004. Pursuant to his employment agreement, he was paid a lump sum payment equal to one year's base salary (at a rate of $200,000) and 50% of his outstanding unvested options automatically vested and became exercisable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pinnacle Towers Acquisition Inc.

On February 5, 2004, we closed a securitization transaction and repaid all amounts outstanding under our old credit facility with Bank of America, N.A. See "Description of Certain Indebtedness." Our old credit facility included covenants requiring consent from our lenders for transactions including certain acquisitions. On September 23, 2003, a majority of our stockholders formed a new company, Pinnacle Towers Acquisition Inc. ("Pinnacle Acquisition"), for the purpose of acquiring and operating telecommunications sites and certain related assets through an entity not constrained by our old credit facility. The majority of our stockholders participated by becoming stockholders in Pinnacle Acquisition such that each participating stockholder's proportionate ownership of the outstanding common stock of Pinnacle Acquisition equaled its proportionate ownership of our outstanding common stock.

On October 29, 2003, each stockholder of Pinnacle Acquisition granted to us an option to purchase all, but not less than all, of its shares of Pinnacle Acquisition at a purchase price equal to their par value plus interest on that par value at an annual rate of 10%. The terms of the option provided that it became exercisable at any time upon the repayment of all amounts under our old credit facility. In connection with the close of our securitization transaction and the repayment of our old credit facility, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition and on February 6, 2004, Pinnacle Acquisition became our wholly-owned subsidiary. The aggregate purchase price pursuant to the option was approximately $21,000.

On September 23, 2003, our wholly-owned subsidiary, Pinnacle Towers, entered into a management agreement with Pinnacle Acquisition whereby it agreed to provide, for a specified management fee, certain site management, marketing and operating services for telecommunications sites owned by Pinnacle Acquisition through its wholly-owned subsidiary, Pinnacle Towers Acquisition LLC. The aggregate management fee our subsidiary received under the agreement until Pinnacle Acquisition became our wholly-owned subsidiary was approximately $35,000. On February 5, 2004, Pinnacle Towers Inc. assigned its rights and obligations under this management agreement to Global Signal Services LLC, one of our wholly-owned subsidiaries.

Monitoring Fee

At our board meeting on December 4-5, 2003, the board passed a resolution renewing the annual monitoring fee of $2.0 million for the one year period from November 1, 2003 to October 31, 2004 to Fortress Pinnacle Acquisition LLC and Greenhill Capital Partners, L.P. This monitoring fee was provided as compensation for consulting and management advisory services and analysis, as were requested by us and provided by Fortress and Greenhill. Fortress, Greenhill and Global Signal are parties to an Investor Agreement, dated November 1, 2002. Section 4.1 of the Investor Agreement permits the payment of the monitoring fee and the provision of services in connection therewith to be renewed on an annual basis by the vote of a majority of our board that includes the vote of at least one director who is not a designee of either Fortress or Greenhill or an "Affiliate" or "Associate" (each, as defined in the Investor Agreement) thereof or a member of our management and who is not, directly or indirectly, receiving compensation for such vote. Our board of directors approved the resolution, in compliance with the Investor Agreement, with Mr. David Abrams voting. We believe the monitoring fee represents an arms length transaction at pricing consistent and competitive with those of other unrelated companies that provide such services.

Broadcast Towers, Inc.

In February 2003, our wholly-owned subsidiary Pinnacle Towers Inc. ("Pinnacle Towers") sold capital stock of Broadcast Towers, Inc. to former Pinnacle Towers President Ben Gaboury for nominal cash consideration. Pinnacle Towers had previously recognized impairment losses on these assets and hence no gain or loss was recognized upon the sale in 2003.

Investor Agreement

General

We entered into the Investor Agreement dated November 1, 2002, as amended October 29, 2003, with Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners L.P. and various electing noteholders, (collectively, the "Investors"). We expect the Investor Agreement to be amended prior to the consummation of the offering such that the rights of the Investors, other than registration rights, will be terminated upon the consummation of the offering. The following is a summary of material provisions of the Investor Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Investor Agreement as amended, a copy of which was filed as an exhibit to the registration statement of which this prospectus is a part.

Registration Rights

We have granted to our Investors "demand" registration rights, that allow them to request that we register under the Securities Act of 1933 an amount equal to or greater than 5% of our stock held by the Investors and their affiliates. Each Investor is entitled to unlimited "demand" rights so long as the Investors hold at least 5% of the then outstanding amount eligible to be registered. We are not required to maintain the effectiveness of the registration statement for more than 60 days. We are also not required to effect any demand registration within six months of a "firm commitment" underwritten offering to which the requestor held "piggyback" rights and which included at least 50% of the securities requested by the requestor to be included. We are not obligated to grant a request for a demand registration within six months of any other demand registration, and may refuse a request for demand registration if in our reasonable judgment, it is not feasible for us to proceed with the registration because of the unavailability of audited financial statements. We have received waivers from Fortress, Greenhill and Abrams waiving their registration rights under the Investor Agreement with respect to this offering.

We have granted our Investors "piggyback" registration rights that allow them to include the shares of common stock that they own in any public offering initiated by us, other than those public offerings on registration statements on Form S-4 or S-8. The "piggyback" registration rights of these stockholders are subject to proportional cutbacks by the underwriters in the manner described in the Investor Agreement.

We have granted Fortress, Greenhill and their respective permitted transferees the right to request shelf registration on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on our efforts to keep the shelf registration statement continuously effective and our right to suspend the use of the shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statement would be detrimental to us or our stockholders. In addition, each Investor may elect to participate in the shelf registration within ten days after notice of the registration is given.

We have agreed to indemnify each selling Investor against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus, unless such liability arose from the selling Investor's misstatement or omission. The selling Investor agrees to indemnify us against all losses caused by such misstatements or omissions.

Pre-emptive Rights

We have granted each Investor pre-emptive rights which allow them to purchase additional shares of our common stock or securities convertible into common stock (including without limitation warrants, options or convertible stock or debt) on a pro-rata basis and on the same terms and conditions in any issuance of securities by us with certain limited exceptions described in the Investor Agreement, for five years from the closing date of the Investor Agreement and as long as each Investor and its affiliates own at least 10% of the outstanding registrable securities as described in the Investor Agreement. An Investor must exercise its pre-emptive rights within five days of being notified of the proposed issuance of new securities by us, or else a waiver of those rights would be deemed to have occurred. We have received waivers from Fortress, Greenhill and Abrams waiving their preemptive rights under the Investor Agreement with respect to this offering.

Monitoring Fees

We were required to pay Fortress and Greenhill (on a pro-rata basis) an annual monitoring fee of $2.0 million paid on a quarterly basis for the period between the closing date and the first anniversary of the Investor Agreement, constituting compensation for consulting and management advisory services and analysis. The monitoring fee is renewable on an annual basis by a majority of our board of directors, including the vote of at least one director who was not a designee of Fortress, Greenhill or their affiliates and who receives no compensation for such vote.

Board of Directors

For so long as the Agreement is in effect each Investor is required to vote all of its voting stock beneficially owned and take all necessary action to elect to the Board and continue in office not more than nine directors which will include (1) David Abrams or any other designee of Abrams Capital, LLC reasonably acceptable to Fortress and Greenhill at least until our 2005 annual meeting of shareholders and (2) those directors designated by the Investors in accordance with the Investor Agreement . In addition, we agreed not to take, or to allow our subsidiaries to take, a number of actions without first obtaining approval from Fortress and Greenhill.

Tag-along Rights

If Fortress or Greenhill (as long as each holds at least 15% of the registrable securities as described in the Investor Agreement) proposes to sell shares of our common stock, they are required to notify each Investor of the terms of the proposed sale and each such Investor has the right, for five days after receipt of the notice, to participate in the proposed sale on the same terms and conditions with respect to a number of shares calculated through a predetermined formula set forth in the Investor Agreement.

Drag-along Rights

If either Fortress or Greenhill holds over 55% of the shares of our common stock held by them together (or both Fortress and Greenhill acting together) proposes to sell all of their registrable securities as described in the Investor Agreement, they have the right, exercisable upon 15 days notice to the other Investors, to require these other Investors to sell all of their registrable securities in the transaction on the same consideration and terms.

Rights of First Offer

If any Investor proposes to sell any of its registrable securities as described in the Investor Agreement, it must notify other Investors holding (together with their affiliates) more than 10% of the registrable securities outstanding at the time of the terms of the proposed sale. During the three business days after the notice is given, the Investors have the right to purchase a pro rata portion of the offered securities at the offered price. Within two business days after the three business days, the Investor must notify the remaining Investors who exercised their rights, after which there is a secondary right to purchase on the same terms any or all of the remaining securities for three business days. If the Investors do not exercise their right to purchase any or all of the selling Investor's shares, the Investor is free to sell the shares for a period of 60 days, but only if the shares are sold at a price equal to or greater than 95% of the price and on no more favorable material terms than those set forth in the notice.

Transfer Restrictions

Each Investor agreed not to transfer its shares for two years unless the transfer is made with both Fortress' and Greenhill's consent, or the transfer is to certain permitted transferees as stated in the Investor Agreement. Transfer is also permitted if made in compliance with Rule 144, as a bona fide pledge to a lender, pursuant to a public offering, or as an exercise of tag-along or drag-along rights.

October 2003 Amendment to Transfer Restrictions

On October 29, 2003, the Agreement was amended to consent to the transfer of pledged stock to Morgan Stanley Asset Funding Inc. or to any person upon foreclosure or the exercise of other remedies under the Pledge Agreement among Fortress Pinnacle Acquisition, Greenhill Capital Partners and other Pledgors dated October 29, 2003. Upon the transfer to Morgan Stanley of the capital stock held by Greenhill Capital Partners and/or Fortress Pinnacle Acquisition, the Amendment provides that payment of the monitoring fee to Fortress Pinnacle Acquisition and Greenhill Capital Partners will cease when they collectively own or control 50% or less of our capital stock. Upon the transfer of pledged stock, Morgan Stanley or its designated transferees will succeed to various rights and obligations of Fortress Pinnacle Acquisition and or Greenhill Capital Partners under the Investor Agreement as described in the Amendment. However, the "tag-along" rights and the "rights of first refusal" will not apply to any transfer of the pledged stock to another person.

Mortgage Loan Debt

On February 5, 2004, our primary subsidiary, Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan made payable to a newly formed Trust. The Trust simultaneously issued $418.0 million in certificates with terms identical to the mortgage loan. The commercial mortgage pass-through certificates were rated AAA through B by two rating agencies. See "Description of Certain Indebtedness — The Mortgage Loan."

Two affiliates of Fortress purchased from underwriters $63.0 million of $73.0 million B and BB rated pass-through certificates at a price to yield of approximately 9% on a blended basis, and the balance of the B and BB rated pass-through certificates were sold on identical terms to an independent third party mutual fund.

Options

In 2003, our board of directors awarded options to purchase 820,000 shares of our common stock to Mr. Kevin Czinger, an employee of Fortress Capital Finance LLC, who served on our board of directors from January 2003 until February 2004, in exchange for his agreement to provide financial advisory services to us over an expected three-year period. Of these options, 30% vested on January 9, 2003, 30% will vest on December 31, 2004, and the remaining 40% will vest on December 31, 2005. Half the options have an exercise price of $5 per share and the remainder have an exercise price of $10 per share. Pursuant to the terms of our stock option plan, the exercise price of the then outstanding options was adjusted from $10 to $8.53 per share and from $5 to $4.26 per share, due to the special dividend declared and paid to our stockholders on February 5, 2004.

Warrants

As part of our reorganization, warrants to purchase 418,050 shares of our common stock at $10 per share, exercisable until October 31, 2007 were issued to Fortress and 197,088 of such warrants were issued to Abrams Capital, LLC and certain of its affiliates in connection with the cancellation of $187.6 million of the 5½% convertible subordinated notes due 2007 (representing approximately 1% of our equity capitalization at November 1, 2002). This exercise price was adjusted pursuant to the term of the warrant agreement, from $10 to $8.53 due to the special dividend declared and paid on February 5, 2004.

Old Credit Facility

Our principal operating subsidiary, Pinnacle Towers Inc., together with 13 of its direct and indirect subsidiaries, was a party to an amended and restated credit facility, our old credit facility, which provided a term loan with outstanding borrowings totaling $235.0 million at December 31, 2003. Our old credit facility was provided by a syndicate of lenders, for which Bank of America, N.A. served as the administrative agent. Prior to our repayment of the old credit facility, this bank debt had been actively traded. As of December 31, 2003, FRIT PINN LLC and FRIT PINN BL LLC, both of which are subsidiaries of Fortress (which, after giving effect to this offering, will own approximately       % of our outstanding common stock), owned, respectively, approximately $7.0 million and approximately $7.5 million of the outstanding bank debt through a participation agreement with one of the syndicate lenders. Greenhill (which, after giving effect to this offering, will own approximately       % of our outstanding

common stock), owned approximately $5.6 million of the outstanding bank debt between December 2001 and October 2003 also through a participation agreement. Greenhill reports that it sold all of the outstanding bank debt by October 2003.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 11, 2004, the total number of shares of our common stock beneficially owned, and the percent so owned, by (1) each person known by us to own more than 5% of our common stock, (2) each of our directors and executive officers and (3) all directors and executive officers as a group.

The percentage of beneficial ownership of our common stock before this offering is based on 41,000,000 issued shares of our common stock outstanding as of February 11, 2004. The percentage of beneficial ownership of our common stock after this offering is based on                    shares of our common stock outstanding. The table assumes that the underwriters will not exercise their overallotment option to purchase up to                      shares of common stock.

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Number of Shares(2)	Percent Before Offering(3)	Percent After Offering
Executive Officers and Directors(4)
Wesley R. Edens(5)	24,799,646	59.9%
David J. Grain(6)	246,000	*
William T. Freeman(7)	209,186	*
Jeffery S. Langdon(8)	24,600	*
Ronald G. Bizick II	—	—
Masoud Sedigh(9)	61,500	*
Stephen W. Crawford(10)	30,750	*
David Abrams(11)	5,936,634	14.4%
Robert Gidel	—	—
Douglas L. Jacobs	—	—
Robert H. Niehaus(12)	8,422,194	20.5%
Howard Rubin	—	—
Mark Whiting	—	—
All directors and executive officers as a group (13 persons)	39,799,646	94.2%
5% Stockholders
Fortress Investment Group LLC(13)(14)	24,590,671	59.9%
Greenhill Capital Partners LLC(13)(15)	8,422,194	20.5%
Abrams Capital, LLC(13)(16)	5,936,634	14.4%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.
(2)	Consists of shares held, shares underlying stock options exercisable within 60 days and shares underlying warrants exercisable within 60 days.
(3)	Percentage amount assumes the exercise by such persons of all options and warrants exercisable within 60 days to acquire shares of common stock and no exercise of options or warrants by any other person.
(4)	The address of each officer or director listed in the table below is: c/o Global Signal Inc., 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232.
(5)	Includes 22,941,646 shares and warrants exercisable for 418,050 shares held by Fortress Pinnacle Acquisition LLC, a wholly-owned subsidiary of Fortress Investment Group LLC, and 1,440,000 shares held by FRIT PINN LLC. Mr. Edens may be deemed to be the beneficial owner of the securities held by Fortress Pinnacle Acquisition LLC and FRIT PINN LLC. Mr. Edens is the Chairman and Chief Executive Officer of Fortress Investment Group LLC and may be deemed to be the beneficial owner of the securities held by the following entities. Fortress Pinnacle Acquisition LLC is a majority-owned indirect subsidiary of Fortress Investment Group. FRIT PINN LLC is an indirect wholly-owned subsidiary of Fortress Investment Group.
(6)	Consists of 246,000 options to purchase shares of our common stock.
(7)	Consists of 209,100 options and 86 warrants, to purchase shares of our common stock.

(8)	Consists of 24,600 options to purchase shares of our common stock.
(9)	Consists of 61,500 options to purchase shares of our common stock.
(10)	Consists of 30,750 options to purchase shares of our common stock.
(11)	Includes 1,222,278 shares held by Whitecrest Partners, L.P., 495,450 shares and warrants exercisable for 23,152 shares held by Abrams Capital Partners I, L.P., 37,606 shares and warrants exercisable for 1,380 shares held by 222 Partners, LLC, 3,749,828 shares and warrants exercisable for 161,178 shares held by Abrams Capital Partners II, L.P., and 334,384 shares and warrants exercisable for 11,378 shares held by Great Hollow International, L.P. David Abrams may be deemed to be the beneficial owner of the securities held by Whitecrest Partners, L.P., Abrams Capital Partners I, L.P., 222 Partners, LLC and Abrams Capital Partners II, L.P. David Abrams is the managing member of Great Hollow Partners, LLC, 222 Partners, LLC, and Abrams Capital, LLC. Great Hollow Partners, LLC is the general partner of Great Hollow International, L.P., Abrams Capital, LLC is the general partner for Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., and Whitecrest Partners, L.P. and may be deemed to be the beneficial owner of the securities held by such entities.
(12)	Includes 5,173,164 shares held by Greenhill Capital Partners, L.P., 1,662,506 shares held by Greenhill Capital, L.P., 832,686 shares held by Greenhill Capital (Executives), L.P. and 753,838 shares held by Greenhill Capital (Cayman) Partners, L.P. Mr. Niehaus may be deemed to be the beneficial owner of the securities held by Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital (Executives), L.P. and Greenhill Capital (Cayman) Partners, L.P., all of which are wholly-owned, direct or indirect, subsidiaries of Greenhill Capital Partners LLC. Mr. Niehaus is the Chairman, Managing Partner and Co-Founder of Greenhill Capital Partners, LLC and may be deemed to be the beneficial owner of the securities held by such entities.
(13)	The address of Fortress Investment Group LLC is 1251 Avenue of the Americas, 16th Floor, New York, New York 10020. The address of Greenhill Capital Partners, LLC is 300 Park Avenue, New York, New York 10022. The address of Abrams Capital, LLC is 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.
(14)	Includes 22,941,646 shares and warrants exercisable for 418,050 shares held by Fortress Pinnacle Acquisition LLC, a majority-owned indirect subsidiary of Fortress Investment Group LLC, and 1,440,000 shares held by FRIT PINN LLC. FRIT PINN LLC is a wholly-owned indirect subsidiary of Fortress Investment Group LLC and also holds 78% of the membership interest of Fortress Pinnacle Acquisition LLC. The remaining 22% membership interest of Fortress Pinnacle LLC is held by Fortress Pinnacle Investment Fund LLC. The membership interests of Fortress Pinnacle Investment Fund LLC are held by other investors not part of the Fortress Investment Group.
(15)	Represents 5,173,164 shares held by Greenhill Capital Partners, L.P., 1,662,506 shares held by Greenhill Capital, L.P., 832,686 shares held by Greenhill Capital (Executives), L.P. and 753,838 shares held by Greenhill Capital (Cayman) Partners, L.P., all of which are wholly-owned, direct or indirect, wholly-owned subsidiaries of Greenhill Capital Partners, LLC.
(16)	Includes 1,222,278 shares held by Whitecrest Partners, L.P., 495,450 shares and warrants exercisable for 23,152 shares held by Abrams Capital Partners I, L.P., 37,606 shares and warrants exercisable for 1,380 shares held by 222 Partners, LLC, 3,749,828 shares and warrants exercisable for 161,178 shares held by Abrams Capital Partners II, L.P., and 334,384 shares and warrants exercisable for 11,378 shares held by Great Hollow International, L.P. David Abrams, a member of our board of directors is the managing member of Great Hollow Partners LLC, 222 Partners LLC, and Abrams Capital, LLC. Great Hollow Partners LLC is the general partner of Great Hollow International, L.P., Abrams Capital, LLC, is the general partner for Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., and Whitecrest Partners, L.P.

DESCRIPTION OF CAPITAL STOCK

General

As of February 11, 2004, our authorized capital stock consisted of:

•	100,000,000 shares of common stock, par value $0.01 per share; and

•	20,000,000 shares of preferred stock, par value $0.01 per share.

Set forth below is a summary description of all the material terms of our capital stock. This description is qualified in its entirety by reference to our amended certificate of incorporation and bylaws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

Subject to our amended certificate of incorporation's restrictions on transfer of our stock, each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. In addition, we are not permitted to issue any nonvoting equity securities to the extent prohibited by section 1123 of the Bankruptcy Code.

Subject to any preference rights of holders of our preferred stock and our amended certificate of incorporation's restrictions on transfer of our stock, the holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, our holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of our holders of preferred stock to prior distribution.

Preferred Stock

The board of directors has the authority, without action by our stockholders, to issue preferred stock and to determine and alter the rights, preferences, privileges, qualifications, limitations and restrictions of each series of our preferred stock, which may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include one or more of the following:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of Global Signal.

Certain Provisions of Our Amended Certificate of Incorporation and Bylaws

Transfer Restrictions

Our amended certificate of incorporation contains restrictions on the number of shares of our stock that a person may own. No person, other than certain of our existing stockholders and subsequent owners of their stock, may acquire or hold, directly or indirectly, in excess of 9.9% of the value of the outstanding shares of any class or series of our stock using ownership calculation rules set forth in our amended certificate of incorporation, unless they first receive an exemption from our board of directors.

Our amended certificate of incorporation further prohibits, among other things, (a) any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT, and (b) any person from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons, or impair our ability to satisfy the REIT income tests. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the proposed transferee of shares of our stock which are transferred to the Trust, as defined below, is required to give us immediate notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt a person from these limits subject to terms, conditions, representations and undertakings as our board determines. The person must agree that any violation or attempted violation of these terms, conditions, representations and undertakings will result in the automatic transfer of the shares of stock causing the violation to the Trust. Our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel.

Any attempted transfer of, or other event occurring with respect to, our stock which, if effective, would result in violation of the above limitations, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust ("Trust") for the exclusive benefit of one or more charitable beneficiaries ("Charitable Beneficiary"), and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our amended certificate of incorporation) prior to the date of the transfer or event. Shares of our stock held in the Trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the Trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the Trust. The Trustee of the Trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the Trust. These rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the Trust will be paid by the recipient to the Trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the Trustee. Any dividend or distribution paid to the Trustee will be held in trust for the Charitable Beneficiary. Subject to Delaware law, the Trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Trustee will not have the authority to rescind and recast the vote.

Within 90 days of receiving notice from us that shares of our stock have been transferred to the Trust, the Trustee will sell the shares to a person designated by the Trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee and to the Charitable Beneficiary as follows. The proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the transfer or event causing the shares to be held in the Trust (for example, a gift, devise or other similar transaction), the Market Price (as defined in our amended certificate of incorporation) of the shares on the day of the transfer or event causing the shares to be held in the Trust and (2) the price received by the Trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of our stock have been transferred to the Trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the Trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the Trustee upon demand.

In addition, shares of our stock held in the Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) and (2) the Market Price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the Trustee has sold the shares. Upon a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee.

All certificates representing shares of our stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the Treasury Regulations) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT or for other tax or compliance reasons.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Anti-Takeover Effects of Delaware Law and Our Amended Certificate of Incorporation and Bylaws

The following is a summary of certain provisions of our amended certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without our stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control.

Our amended certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Amended Certificate of Incorporation and Bylaws

Certain provisions of our amended certificate of incorporation may make a change in control of Global Signal more difficult to effect. Our amended certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. In addition, our bylaws provide that directors may be removed only for cause with the affirmative vote of 80% of the voting interest of stockholders entitled to vote.

Pursuant to our amended certificate of incorporation, shares or our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See "— Preferred Stock." Our bylaws also provide that our stockholders are specifically denied the ability to call a special meeting of the stockholders and that advance notice must be provided by our stockholders to nominate persons for election to our board of directors as well as to propose actions to be taken at an annual meeting.

Limitations on Liability and Indemnification of Directors and Officers

Our amended certificate of incorporation and bylaws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director's duty of loyalty to us or our stockholders;

•	misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended certificate of incorporation allows us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We may enter into indemnification agreements with our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders' ability to collect monetary damages from our directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is         .

Listing

We will apply to have our common stock listed on the NYSE under the symbol "GSL."

DESCRIPTION OF CERTAIN INDEBTEDNESS

The Mortgage Loan

General.    Our wholly-owned and principal operating subsidiary, Pinnacle Towers Inc. and its 13 direct and indirect subsidiaries are borrowers under a $418.0 million mortgage loan made on February 5, 2004. On that date, the mortgage loan was securitized, and is held by Global Signal Trust I, a New York common law trust, which issued pass-through certificates representing in the aggregate 100% of the beneficial interest in the mortgage loan. The pass-through certificates are held by various investors. Pinnacle Towers Inc. and its subsidiaries are jointly and severally liable for repayment of the mortgage loan.

Security for the Mortgage Loan.    The mortgage loan is secured by, among other things, (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in more than 1,100 wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the capital stock of Pinnacle Towers Inc. from its direct parent, Global Signal Holdings II LLC).

Interest Rate.    The principal amount of the mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of February 5, 2004, the weighted average interest rate on the various tranches was 5.0%.

Payment terms.    The borrowers are required to make monthly payments of principal and interest on the mortgage loan. The amount of principal due each month will initially be calculated based on a 25-year amortization schedule, with a final maturity date of January 2029. However, the loan documents impose material penalties if the borrowers fail to repay the mortgage loan on or prior to the monthly payment date in January 2009, including the following:

•	all cash flow in excess of amounts required to make debt service payments, to fund required reserves, to pay management fees and budgeted operating expenses and to make other payments required under the loan documents, referred to elsewhere in this prospectus as excess cash flow, will be applied to repayment of principal of the mortgage loan instead of being released to the borrowers;

•	additional interest will begin to accrue (but will not be payable until maturity or pay-off) on the principal balance of the mortgage loan at a rate per annum equal to the greater of 5% and a specified reset rate; and

•	the management of the borrowers' wireless communications sites may, at the election of the lender, be transferred from Global Signal Services LLC to an unrelated third party.

Debt Service Coverage Test/Cash Trap.    If the debt service coverage ratio for the mortgage loan as of the end of any calendar quarter falls to 1.45 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to the borrowers. The funds in the reserve account will not be released to the borrowers unless the debt service coverage ratio exceeds 1.45 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 times as of the end of any calendar quarter, then all funds on deposit in the reserve account will be applied to prepay the mortgage loan.

Voluntary Prepayment.    The borrowers may not prepay the mortgage loan in whole or in part at any time prior to the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the wireless communications sites securing the mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the January 2009 monthly payment date, no prepayment consideration is due.

Special Purpose Entities.    In connection with the mortgage loan, the organizational documents of the borrowers were amended to limit their purposes and to add provisions consistent with rating agency securitization criteria for special purpose entities, including the requirement that the borrowers maintain independent directors.

Certain Covenants.    The mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring other indebtedness for borrowed money or further encumbering their assets. In addition, so long as the tangible assets of the borrowers represent at least 25% of the total tangible assets of Global Signal Inc., it will be an event of default under the mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the pass-through certificates that none of the ratings will be adversely affected.

Credit Facility

On September 23, 2003, a majority of our stockholders formed a new corporation, Pinnacle Towers Acquisition Inc. ("Pinnacle Acquisition"), to acquire and develop strategically located towers and other communications sites. Pinnacle Acquisition was initially funded through a $100.0 million committed credit facility, provided by Morgan Stanley. On February 6, 2004, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly-owned subsidiary. See "Certain Relationships and Related Party Transactions — Pinnacle Towers Acquisition Inc." On February 6, 2004, we amended our $100.0 million credit facility to, among other things, increase the commitment thereunder to $200.0 million including a $5.0 million working capital line and reduce the applicable margin for federal funds rate loans and eurodollar loans to 2.1175% and 2.50% respectively. We extended the maturity date to February 6, 2005, which will be further extended to October 1, 2005 upon consummation of the offering. In addition, we pledged 100% of our ownership interest in Pinnacle Acquisition and replaced Pinnacle Acquisition's former stockholders as guarantor under the credit facility. As of February 6, 2003, $28.0 million was drawn under the credit facility and $172.0 million remained available to fund future tower acquisitions, including $5.0 million as a working capital line of which $3.8 million was available. In addition to our pledge of Pinnacle Acquisition stock, the credit facility is secured by substantially all of Pinnacle Acquisition's tangible and intangible assets and by a pledge of substantially all of the common stock of Global Signal held by our stockholders, until the consummation of this offering.

Borrowings under the credit facility are limited based on a borrowing base. The pledge of our stock by our stockholders will be released upon consummation of this offering and at such time our pledge of Pinnacle Acquisition's stock will be reduced from 100% to 50% of the Pinnacle Acquisition stock we hold. At such time the value of our stock will be removed as collateral for the credit facility and excluded from calculation of the borrowing base, and we will be required to make a payment to reduce the outstanding borrowings under the credit facility to 65% of the purchase price of acquisitions made using our credit facility. We estimate that based on the current outstanding borrowings and the assets securing the credit facility, a payment of $         million will be required. Amounts repaid can not be reborrowed.

Borrowings under the credit facility bear interest, at our option, at either the federal funds rate plus 2.1175% per annum or the eurodollar rate plus 2.50% per annum. The credit facility requires a commitment fee of $1.0 million of which one-half was paid during November 2003 and the balance is due in May 2004. In addition, the credit facility requires an exit fee under certain circumstances.

Securitization

Our primary subsidiary, Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries are borrowers under a $418.0 million mortgage loan payable to a newly formed trust, made on February 5, 2004. The trust simultaneously issued $418.0 million in certificates with terms identical to the mortgage loan. The mortgage loan is secured by (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in more than 1,100 wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the capital stock of Pinnacle Towers from its direct parent).

The principal amount of the mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of February 5, 2004, the weighted average interest rate on the various tranches was approximately 5.0%.

The borrowers are required to make monthly payments of principal and interest on the mortgage loan of approximately $2.4 million. The amount of principal due each month will initially be calculated based on a 25-year amortization schedule, with a final maturity date of January 2029. However, the loan documents impose material penalties if the borrowers fail to repay the mortgage loan on or prior to the monthly payment date in January 2009, including the following: accruing additional interest, requiring all excess cash flow after the payment of principal, interest, reserves and expenses as defined to be applied to repay the loan and at the election of the lender, transferring servicing of the sites to an unrelated third party.

If the debt service coverage ratio as defined for the mortgage loan as of the end of any calendar quarter falls to 1.45 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to the borrowers. The funds in the reserve account will not be released to the borrowers unless the debt service coverage ratio exceeds 1.45 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 times as of the end of any calendar quarter, then all funds on deposit in the reserve account will be applied to prepay the mortgage loan.

The borrowers may not prepay the mortgage loan in whole or in part at any time prior to the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the wireless communications sites securing the mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the January 2009 monthly payment date, no prepayment consideration is due.

The mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring other indebtedness for borrowed money or further encumbering their assets. In addition, so long as the tangible assets of the borrowers represent at least 25% of the total tangible assets of Global Signal Inc., it will be an event of default under the mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the pass-through certificates that none of the ratings will be adversely affected.

On December 11, 2003, in anticipation of the issuance of the Mortgage Loan, Pinnacle Towers entered into an interest rate swap agreement with Morgan Stanley as the counter party to hedge the variability of expected future interest payments under the Mortgage Loan. Under the swap agreement, Pinnacle Towers agreed to pay Morgan Stanley a fixed rate of 3.816% on a notional amount of $400.0 million for five years beginning in March 2004 in exchange for receiving floating payments based on three month LIBOR on the notional amount for the same five-year period. The swap, effective on December 11, 2003, required us to begin making monthly payments to the counter party equal to the difference between 3.816% and the then current three-month LIBOR rate, which was 1.13% on February 5, 2004, on the notional amount of $400.0 million. The swap was terminated in connection with the issuance of the mortgage loan at a cost to us of $6.2 million.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales in the public markets of substantial amounts of common stock could adversely affect the market prices prevailing from time to time for the common stock. It could also impair our ability to raise capital through future sales of equity securities.

After completion of this offering, we will have                      shares of common stock outstanding, assuming no exercise of the underwriters' overallotment option and no exercise of outstanding options held by our officers and directors. All of the                      shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any of the shares that are acquired by affiliates as that term is defined in Rule 144 under the Securities Act.

All of our outstanding shares were issued in our reorganization and are freely transferable except for any shares held by our "affiliates." Those shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below.

Lock-up

We and our executive officers, directors and stockholders holding         % or more of our outstanding common stock have agreed with the underwriters that, subject to limited exceptions, for a period of 120 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of the representatives. The 120-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 120-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 120-day period, the "lock-up" restrictions described above, subject to limited exceptions, will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

Rule 144

In general, Rule 144 provides that a person who is not an affiliate and has not been an affiliate in the prior 90 days who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the total number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner which was not an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Investor Agreement

General

We entered into the Investor Agreement dated November 1, 2002, as amended October 29, 2003, with Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners L.P. and various electing noteholders,

(collectively, the "Investors"). We expect the Investor Agreement to be amended prior to the consummation of the offering such that the rights of the Investors, other than the registration rights, will be terminated upon consummation of this offering. See "Certain Relationships and Related Party Transactions—Investor Agreement" for a summary of material provisions of the Investor Agreement.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material federal income tax consequences relating to the acquisition, holding, and disposition of our common stock. For purposes of this section under the heading "Federal Income Tax Considerations," references to "Global Signal," "we," "our," and "us" mean only Global Signal Inc. and its predecessor, Pinnacle Holdings Inc., and not its subsidiaries, except as otherwise indicated. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed herein. This summary also assumes that we and our subsidiaries and affiliated entities will operate in accordance with our applicable organizational documents or partnership agreements. This discussion is for your general information only and is not tax advice. It does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances, or if you are a type of investor subject to special tax rules, such as:

•	an insurance company;

•	a financial institution or broker dealer;

•	a regulated investment company;

•	a holder who received our stock through the exercise of employee stock options or otherwise as compensation;

•	a person holding our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment;

and, except to the extent discussed below:

•	a tax-exempt organization; and

•	a foreign investor.

This summary assumes that you will hold our common stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of holding our common stock to any particular stockholder will depend on the stockholder's particular tax circumstances. You are urged to consult your tax advisor regarding the specific tax consequences (including the federal, state, local, and foreign tax consequences) to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of Global Signal

We elected to be taxed as a REIT, commencing with our initial taxable year ended December 31, 1995. We believe that we were organized and have operated in such a manner as to qualify for taxation as a REIT, and intend to continue to operate in such a manner.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps") has acted as our special tax counsel in connection with our initial public offering of Global Signal common stock. We expect to receive the opinion of Skadden, Arps to the effect that we are organized in conformity with the requirements for qualification as a REIT under the Code, and that our actual method of operation has enabled, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Skadden, Arps is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our organization, assets, and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Skadden, Arps or us that we will so qualify for any particular year. The opinion of Skadden, Arps also relies on various legal opinions issued by other counsel of ours and our predecessors, including the legal opinion of Holland & Knight LLP, which itself is based on various representations and covenants and is subject to various limitations, to the effect that we were taxable as a REIT on October 31, 2002. The opinions, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part, are expressed as of the date issued, and do not cover subsequent periods. The opinions of counsel impose no obligation on them to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, asset ownership, distribution levels, and diversity of stock ownership, various qualification requirements imposed on REITs by the Code, compliance with which will not be reviewed by tax counsel. In addition, our ability to qualify as a REIT depends in part on the operating results, organizational structure, and entity classification for federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by tax counsel. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "— Requirements for Qualification — General." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See "— Failure to Qualify."

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This deduction for dividends paid substantially eliminates the "double taxation" of corporate income at both the corporate and stockholder levels that generally results from an investment in a corporation. Thus, income generated by a REIT and distributed to its stockholders generally is taxed only at the stockholder level upon the distribution of that income.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act"), recently enacted by Congress and signed by President Bush, reduces the rate at which individual stockholders are taxed on corporate dividends from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains) for the 2003 through 2008 tax years. With limited exceptions, however, dividends received by stockholders from us, or from other entities that are taxed as REITs, are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 Act, will be as high as 35% through 2010. See "Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions."

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See "Taxation of Stockholders."

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.

•	If we earn net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a "prohibited transactions" 100% tax. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in our ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the particular facts and circumstances. No assurance can be given that any property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% prohibited transactions tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%). We do not anticipate receiving any income from foreclosure property.

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount based on the magnitude of the failure, adjusted to reflect the profit margin associated with our gross income.

•	If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed, plus (b) retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "— Requirements for Qualification — General."

•	A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	We may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, the earnings of which could be subject to federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, and other taxes on their assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification — General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified tax-exempt entities); and

(7)	which meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Our amended certificate of incorporation provides restrictions regarding transfers of its shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure to comply with these record keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

Effect of Subsidiary Entities

Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a "taxable REIT subsidiary" as described below, that is wholly-owned by a REIT, or by one or more disregarded subsidiaries of the REIT, or by a combination of the two. Other entities that are wholly-owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

In the event that a disregarded subsidiary of ours ceases to be wholly-owned — for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours — the subsidiary's separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "— Asset Tests" and "— Income Tests."

Taxable Subsidiaries.    A REIT, in general, may jointly elect with subsidiary corporations, whether or not wholly-owned, to treat the subsidiary corporation as a taxable REIT subsidiary ("TRS") of the REIT. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders.

A parent REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent's compliance with the REIT requirements, such entities may be used by the parent REIT to indirectly undertake activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains).

Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from other REITs, interest income derived from mortgage loans secured by real property, and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions, including the following, are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as "rents from real property" unless it constitutes 15% or less of the total rent received under the lease. We have reviewed our properties and have determined that rents attributable to personal property do not exceed 15% of the total rent with respect to any particular lease. Due to the specialized nature of our properties, however, there can be no assurance that the IRS will not assert that rent attributable to personal property with respect to a particular lease is greater than 15% of the total rent with respect to such lease. If the amount of any such non-qualifying income, together with other non-qualifying income, exceeds 5% of our taxable income, we may fail to qualify as a REIT. Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenues. We and our affiliates are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we and our affiliates may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Furthermore, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements. In addition, we generally may not, and will not, charge rent that is based in whole or in part on the income or profits of any person, except for rents that are based on a percentage of the tenant's gross receipts or sales. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee's equity.

We may indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by us from a REIT will be qualifying income in our hands for purposes of both the 95% and 75% income tests.

We believe that substantially all of our gross income will be treated for purposes of the REIT gross income tests as rents from real property (i.e. rents received by us from wireless providers in respect of leases that entitle such providers to mount transmission equipment on such towers). On July 18, 2000 the IRS issued a private letter ruling to one of our non-wholly owned corporate subsidiaries in which we now own a 100% interest. In that ruling, the IRS concluded that the entity's lease and license interests in certain rooftops constituted real estate assets for purposes of the REIT assets tests as described below, and that the income received by the entity in respect of subleases of tower space mounted on those rooftops represented rents from real property for purposes of the REIT gross income tests. It should be noted that this private letter ruling may only be relied upon by the entity to which it was issued and is not binding on the IRS as to the tax treatment of Global Signal or any other subsidiary of ours. Nonetheless, private letter rulings often reflect the current thinking of the IRS. We do not intend to seek an IRS ruling or opinion of counsel concerning the treatment of our tower lease income for purposes of the REIT income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if our failure to meet these tests was due to reasonable cause and not due to willful neglect, we attach to our tax return a schedule of the sources of our income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under "— Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

We, at the close of each calendar quarter, must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, the term "real estate" assets includes interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage backed securities and mortgage loans.

Second, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% value test does not apply to "straight debt" having specified characteristics. Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 20% of the value of the REIT's total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying mortgage asset, satisfies the rules for "straight debt," or is sufficiently small so as not to otherwise cause an asset test violation. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, non-mortgage debt held by us that is issued by another REIT may not so qualify.

We believe that our holdings of assets comply, and will continue to comply, with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support our conclusions as to the value of our total assets, or the value of any particular security or securities. The IRS has ruled in a published revenue ruling that transmitting and receiving communications towers similar to those currently owned by us and which are built on pilings or foundations similar to those upon which our towers are built, as well as ancillary buildings, heating and air conditioning systems, constitute inherently permanent structures and are therefore regarded as real estate assets for purposes of the REIT asset tests. In addition, on July 18, 2000 the IRS issued a private letter ruling to one of our non-wholly owned corporate subsidiaries in which we now own a 100 percent interest. In that ruling, the IRS concluded that the entity's lease and license interests in certain rooftops constituted real estate assets for purposes of the REIT assets tests and that the income received by the entity in respect of subleases of tower space mounted on those rooftops represented rents from real property for purposes of the REIT gross income tests. It should be noted that this private letter ruling may only be relied upon by the entity to which it was issued and is not binding on the IRS as to our tax treatment or any other subsidiary of ours. Nonetheless, private letter rulings often reflect the current thinking of the IRS. We do not intend to seek an IRS ruling or an opinion of counsel as to the classification of our rooftop leases or our towers for purposes of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers cause a violation of the REIT asset requirements.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a)	the sum of

(1)	90% of our "REIT taxable income" (computed without regard to our deduction for dividends paid and net capital gains), and

(2)	90% of the net income, if any, (after tax) from foreclosure property (as described below), minus

(b)	the sum of specified items of noncash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared in October, November, or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, a distribution for a taxable year may be declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by us, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax paid by us. Stockholders of ours would then increase the adjusted basis of their Global Signal stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See "Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions."

If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (1) the actual receipt of cash, including receipt of distributions from our subsidiaries, and (2) our inclusion of items in income for federal income tax purposes. Other sources of non-cash taxable income include real estate and securities that are financed through securitization structures, which require some or all of available cash flows to be used to service borrowings, loans held by us as assets that are issued at a discount and require the accrual of taxable economic interest in advance of its receipt in cash, loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT status or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we are not a REIT would not be deductible by us, nor would they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at a rate of 15% (through 2008) pursuant to the 2003 Act, and, subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Loss Carryovers

We have substantial net operating loss ("NOL") carryovers from prior taxable years. In connection with the consummation of our 2002 restructuring, we realized significant cancellation of indebtedness income, all of which was excluded from our gross income for federal income tax purposes. Under the Code, the amount of cancellation of indebtedness income so excluded substantially reduced our NOL carryovers accumulated prior to November 1, 2002. In addition, we expect that our depreciation deductions will be reduced for a period of five years after the date on which we received the capital investment from our new investors in the restructuring. Furthermore, our ability to utilize our NOLs to offset our future income has been limited significantly as a result of our restructuring. The effect of such reductions of, and limitations on our ability to utilize, our cumulative NOL carryovers and such reduction of our depreciation deductions will be either to reduce our future NOLs or to increase our REIT taxable income that must be distributed to our stockholders.

REITs generally pay little federal income tax because of the distribution requirements and the deduction for dividends paid to which REITs are generally entitled. A REIT's NOLs are not deductible by its stockholders, and, in general, do not affect the tax treatment to stockholders of distributions received from the REIT. If a REIT uses its NOLs to offset its taxable income and thus reduce its distribution requirements, it may nonetheless be subject to the alternative minimum tax because a portion of the deduction for NOLs is denied for that purpose.

If we undergo an "ownership change" within the meaning of the Code and the Treasury regulations, our ability to subsequently use our existing NOLs, and any other NOLs generated prior to the time of that ownership change, may be limited. In that case, the amount of the NOLs that we may use would generally be limited to the lower of our current NOL limitation, as discussed above, or the product of the value of our stock at the time of the ownership change multiplied by the long-term tax-exempt rate, which is a measure of interest rates on long-term tax-exempt bonds. To the extent our ability to use NOLs decreases, our REIT taxable income may increase. That increase may reduce the portion of our distributions that can be classified as a tax-free return of capital and, consequently, may increase the extent to which our distributions become taxable to our stockholders. See "— Taxation of Taxable Domestic Stockholders — Distributions" below. In general, an ownership change occurs if one or more large stockholders, known as "5% stockholders," including groups of stockholders that may be aggregated and treated as a single 5% stockholder, increase their aggregate percentage interest in us by more than 50 percentage points over their lowest ownership percentage during the preceding three-year period. Accordingly, no assurance can be given that an ownership change will not occur. Investors are therefore cautioned that our NOLs may not be available to us in their entirety and without limitation.

Foreign Investments

We and our subsidiaries currently hold and may acquire additional investments, and accordingly pay taxes, in foreign countries. Taxes paid by us in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. Our foreign investments may also generate foreign currency gains and losses. Foreign currency gains are treated as income that does not qualify under the 95% or 75% income tests, unless certain technical requirements are met. No assurance can be given that these technical requirements will be met in the case of any foreign currency gains recognized by us directly or through pass-through subsidiaries, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Hedging Transactions

We and our subsidiaries from time to time enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that we or a pass-through subsidiary enters into such a contract to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets, any periodic income from the instrument, or gain from the disposition of it, would be qualifying income for purposes of the REIT 95% gross income test, but not for the 75% gross income test. To the extent that we hedge with other types of financial instruments or in other situations (for example, hedges against fluctuations in the value of foreign currencies), the resultant income will be treated as income that does not qualify under the 95% or 75% income tests unless certain technical requirements are met.

We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Tax Aspects of Investments in an Operating Partnership

General

We currently hold our real estate assets through pass-through subsidiaries. In the future, we may consolidate our pass-through subsidiaries underneath a single "operating partnership." In general, a partnership is a "pass-through" entity that is not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. Thus, we would include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we would include our proportionate share of the assets held by the operating partnership. Consequently, to the extent that we hold an equity interest in an operating partnership, the partnership's assets and operations may affect our ability to qualify as a REIT.

Entity Classification

Our investment in an operating partnership involves special tax considerations, including the possibility of a challenge by the IRS of the tax status of such partnership. If the IRS were to successfully treat an operating partnership as an association, as opposed to a partnership, for federal income tax purposes, the operating partnership would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of our gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in "Taxation of Global Signal — Asset Tests" and "— Income Tests," and in turn could prevent us from qualifying as a REIT. See "Taxation of Global Signal — Failure to Qualify," above, for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the status of an operating partnership for tax purposes could be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

Under the Code and the Treasury regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to an operating partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. These rules may apply to a contribution of property by us to an operating partnership. As a result, partners, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of the partnership's properties than would be the case if all of the partnership's assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

Distributions.    Provided that we qualify as a REIT, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates (15% maximum federal rate through 2008) for qualified dividends received by individuals from taxable C corporations pursuant to the 2003 Act. Stockholders that are individuals, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to (1) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax), (2) dividends received by the REIT from TRSs or other taxable C corporations, or (3) income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions from us that are designated as capital gain dividends will generally be taxed to stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder has held its stock. A similar treatment will apply to long-term capital gains retained by us, to the extent that we elect the application of provisions of the Code that treat stockholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to stockholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of stockholders who are individuals, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits generally will be allocated first to distributions with respect to preferred stock, and then to common stock. If we have net capital gains and designates some or all of our distributions as capital gain dividends to that extent, the capital gain dividends will be allocated among different classes of stock in proportion to the allocation of earnings and profits as described above.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by Global Signal and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

Dispositions of Global Signal Stock.    In general, a domestic stockholder will realize gain or loss upon the sale, redemption, or other taxable disposition of our stock in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the stockholder's adjusted tax basis in the stock at the time of the disposition. In general, a stockholder's tax basis will equal the stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the stockholder (discussed above), less tax deemed paid on it, and reduced by returns of capital. In general, capital gains recognized by individuals upon the sale or disposition of shares of our stock will, pursuant to the 2003 Act, be subject to a maximum federal income tax rate of 15% (from May 6, 2003 through 2008) if our stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if our stock is held for 12 months or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, that, if enacted, would impose significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in the transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations.    Distributions made by us and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Foreign Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders of our stock. A "non-U.S. holder" is any person other than:

(a)	a citizen or resident of the United States;

(b)	a corporation or partnership created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

(c)	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

(d)	a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

The discussion is based on current law and is for general information only. The discussion addresses only selective and not all aspects of U.S. federal income and estate taxation.

Ordinary Dividends.    The portion of dividends received by non-U.S. holders payable out of our earnings and profits which are not attributable to our capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder's investment in our stock is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions.    Unless our stock constitutes a U.S. real property interest (a "USRPI"), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the stockholder's basis in its Global Signal stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (for example, an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder's share of our earnings and profits.

Capital Gain Dividends.    Under FIRPTA, a distribution made by us to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries ("USRPI capital gains"), will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S.

individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of dividends to the extent the dividends constitute USRPI capital gains. Recently proposed legislation, if enacted, would modify the tax treatment of capital gain dividends distributed by REITs to non-U.S. holders. See "Other Tax Considerations — Legislative or Other Actions Affecting REITs." Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder from a REIT that are not USRPI capital gains are generally not subject to U.S. income or withholding tax.

Dispositions of Global Signal Stock.    Unless our stock constitutes a USRPI, a sale of the stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. The stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if the foregoing test is met, our stock nonetheless will not constitute a USRPI if we are a "domestically-controlled REIT." A domestically-controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe that we are, and we expect to continue to be, a domestically-controlled REIT and, therefore, the sale of our stock by a non-U.S. holder should not be subject to taxation under FIRPTA. Because our stock is publicly traded, however, no assurance can be given that we will be a domestically-controlled REIT.

In the event that we do not constitute a domestically-controlled REIT, a non-U.S. holder's sale of stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the stock owned is of a class that is "regularly traded," as defined by applicable Treasury Department regulations, on an established securities market, and (2) the selling non-U.S. holder held 5% or less of our outstanding stock of that class at all times during a specified testing period.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder's investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Estate Tax.    Global Signal stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

We will report to our domestic stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

In addition, we may be required to withhold a portion of capital gain distribution to any stockholder who fails to certify their non-foreign status. Non-U.S. stockholders may be required to comply with applicable certification procedures to establish that they are not U.S. stockholders in order to avoid the application of such information reporting requirements and backup withholding.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). Provided that (1) a tax-exempt stockholder has not held our stock as "debt financed property" within the meaning of the Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our stock should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI, if we are a "pension-held REIT." We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, or our becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The 2003 Act reduced the maximum tax rates at which individuals are taxed on capital gains from 20% to 15% (from May 6, 2003 through 2008) and on dividends payable by taxable C corporations from 38.6% to 15% (from January 1, 2003 through 2008). While gains from the sale of the stock of REITs are eligible for the reduced tax rates, dividends payable by REITs are not eligible for the reduced tax rates except in limited circumstances. See "Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions." As a result, dividends received from REITs generally will continue to be taxed at ordinary income rates (now at a maximum rate of 35% through 2010). The more favorable tax rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Recently proposed legislation would modify the tax treatment of capital gain dividends distributed by REITs to foreign stockholders. See "Taxation of Stockholders — Taxation of Foreign Stockholders — Capital Gain Dividends." The proposed legislation would treat capital gain dividends received by a foreign stockholder in the same manner as ordinary income dividends, provided that (1) the capital gain dividends are received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the foreign stockholder does not own more than 5% of that class of stock at any time during the taxable year in which the capital gain dividends are received. The proposed legislation would apply to taxable years beginning after the date of enactment.

In addition, legislation proposed but not adopted in the 2003 Act sought to modify treatment of closely-held REITs, prohibiting ownership by any person of 50% or more, by total vote or value, of a REIT's stock. The provision contains an exemption for controlled entities that elected REIT status for the tax year including May 8, 2003 and had significant business assets or activities on that date. Were such legislation to be enacted, we would fall within this grandfather clause.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, or in what form, the proposals described above (or any other proposals affecting REITs or their stockholders) will be enacted. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our securities.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. We own properties located in a number of jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of us and our stockholders may not conform to the federal income tax treatment discussed above. We will pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes incurred by us do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in stock or other securities of ours.

ERISA CONSIDERATIONS

A plan fiduciary considering an investment in the securities should consider, among other things, whether such an investment might constitute or give rise to a prohibited transaction under ERISA, the Internal Revenue Code or any substantially similar federal, state or local law. ERISA and the Internal Revenue Code impose restrictions on: (1) employee benefit plans as defined in Section 3(3) of ERISA that are subject to Title I of ERISA, (2) plans described in Section 4975(e)(1) of the Internal Revenue Code, that are subject to Section 4975 of the Internal Revenue Code, including retirement accounts and Keogh Plans, (3) entities whose underlying assets include plan assets by reason of a plan's investment in such entities (each of (1), (2) and (3), a "Plan"), and (4) persons who have certain specified relationships to a Plan described as "parties in interest" under ERISA and "disqualified persons" under the tax code.

Regulation Under ERISA and the Tax Code

ERISA imposes certain duties on persons who are fiduciaries of a Plan. Under ERISA, any person who exercises any authority or control over the management or disposition of a Plan's assets is considered to be a fiduciary of that Plan. Both ERISA and the Internal Revenue Code prohibit certain transactions involving "plan assets" between a Plan and parties in interest or disqualified persons. Violations of these rules may result in the imposition of an excise tax or penalty.

The term "plan assets" is not defined by ERISA or the Internal Revenue Code. However, a Plan's assets may be deemed to include an interest in the underlying assets of an entity if the Plan acquires an "equity interest" in such an entity such as the shares. In that event, the operations of such an entity could result in a prohibited transaction under ERISA and the Internal Revenue Code.

Regulation Issued by the Department of Labor

The Department of Labor issued a regulation that provides exceptions to this rule. Under this regulation, if a plan acquires a "publicly-offered security," the issuer of the security is not deemed to hold plan assets. A publicly-offered security is a security that:

•	is freely transferable;

•	is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another; and

is either:

•	part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act; or

•	sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is part is registered under the Exchange Act within the requisite time.

The Shares of Common Stock as "Publicly-Offered Securities"

It is anticipated that the shares of common stock being offered hereby will meet the criteria of publicly-offered securities. Although no assurances can be given, the Underwriters expect that:

•	there will be no restrictions imposed on the transfer of interests in the shares of common stock;

•	shares of common stock will be held by at least 100 independent investors at the conclusion of the offering; and

•	the shares of common stock will be sold as part of an offering pursuant to an effective registration statement under the Securities Act and will be timely registered under the Exchange Act.

Exemptions to Prohibited Transactions

If the shares of common stock fail to meet the criteria of publicly-offered securities, our assets may be deemed to include assets of Plans that are stockholders. In that event, transactions involving our assets and parties in interest or disqualified persons with respect to such Plans might be prohibited under ERISA and the Internal Revenue Code unless a statutory or administrative exemption exists and the Plan satisfies all conditions for such exemptive relief.

There are five class exemptions issued by the Department of Labor that could apply in the event of a prohibited transaction. These Department of Labor Prohibited Transaction Class Exemptions apply to:

•	certain transactions involving independent qualified professional asset managers (PTE 84-14);

•	certain transactions involving bank collective investment funds (PTE 91-38);

•	certain transactions involving insurance company pooled separate accounts (PTE 90-1);

•	certain transactions involving insurance company general accounts (PTE 95-60); and

•	certain transactions involving in-house asset managers (PTE 96-23).

However, there is no assurance that these exemptions or any other exemption will apply, even if all of the conditions specified therein are satisfied.

Special Considerations for Insurance Companies

An insurance company considering an investment should consider whether its general account may be deemed to include assets of the Plans investing in the general account, for example, through the purchase of an annuity contract. In John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 510 U.S. 86 (1993), the United States Supreme Court held that assets held in an insurance company's general account may be deemed to be plan assets under certain circumstances. In that event, the insurance company might be treated as a party in interest under such Plans. However, PTE 95-60 may exempt some or all of the transactions that could occur as the result of the acquisition of the common stock by an insurance company general account. Therefore, insurance company investors should analyze whether John Hancock and PTE 95-60 or any other exemption may have an impact with respect to their purchase of the common stock.

In addition, regulations were issued pursuant to Section 401(c) of ERISA relating to the status of the assets of insurance company general accounts under ERISA and Section 4975 of the Internal Revenue Code with respect to insurance policies issued on or before December 31, 1998 that are supported by an insurer's general account. As a result of these regulations, assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Internal Revenue Code to the extent such assets relate to contracts issued to employee benefit plans on or before December 31, 1998 and the insurer satisfies various conditions. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets continue to be treated as the plan assets of any such Plan invested in a separate account.

General Investment Considerations

Prospective fiduciaries of a Plan considering the purchase of common stock should consult with their legal advisors concerning the impact of ERISA and the Internal Revenue Code and the potential consequences of making an investment in the shares of common stock with respect to their specific circumstances. Each Plan fiduciary should take into account, among other considerations:

•	whether the fiduciary has the authority to make the investment;

•	the composition of the Plan's portfolio with respect to diversification by type of asset;

•	the Plan's funding objectives;

•	the tax effects of the investment;

•	whether the assets of the trust which are represented by such interests would be considered plan assets; and

•	whether, under the general fiduciary standards of investment prudence and diversification an investment in the shares of common stock is appropriate for the Plan taking into account the overall investment policy of the plan and the composition of the plan's investment portfolio.

Certain employee benefit plans, such as governmental plans and certain church plans are not subject to the provisions of Title I of ERISA and Section 4975 of the Internal Revenue Code. Accordingly, assets of such Plans may be invested in the common stock without regard to the ERISA considerations described here, subject to the provisions of any other applicable federal and state law. It should be noted that any such plan that is qualified and exempt from taxation under the tax code is subject to the prohibited transaction rules set forth in the tax code.

UNDERWRITING

We intend to offer the shares of common stock being sold in this offering through the underwriters. Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Lehman Brothers Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Lehman Brothers Inc.

Total

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If any underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We will agree to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters initially propose to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                    per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                   per share to other dealers. After this offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of the overallotment option.

	Per Share	Without Option	With Option
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

The expenses of the offering, not including underwriting discounts and commissions, are estimated at $                         million and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to                        additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers, directors and stockholders holding     % or more of our outstanding common stock have agreed with the underwriters that, subject to limited exceptions, for a period of 120 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of the representatives. The 120-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 120-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 120-day period, the "lock-up" restrictions described above, subject to limited exceptions, will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We will apply for listing on the New York Stock Exchange under the symbol "GSL." In order to meet the requirements for listing on the NYSE, the underwriters have undertaken that the shares will be sold to ensure that the NYSE distribution standards are met.

Prior to this offering and since our emergence from bankruptcy on November 1, 2002, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between the representatives and us. The material factors considered in determining the initial public offering price of our common stock, in addition to prevailing market conditions, were:

•	our historical performance and capital structure;

•	estimates of our business potential and earning prospects;

•	an overall assessment of our management; and

•	the above factors in relation to market valuation of companies in related businesses.

An active trading market for the shares may not develop. It is also possible that after the offering, the shares of our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, the Securities and Exchange Commission's rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in our common stock in connection with this offering that is, if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of those purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of those shares, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Prospectus

A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives and may also be made available on the websites maintained by other underwriters and the representatives and other underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Qualified Independent Underwriter

Because an affiliate of Morgan Stanley & Co. Incorporated may receive more than 10% of the proceeds of the offering, Morgan Stanley & Co. Incorporated may be deemed to have a "conflict of interest" under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., or the NASD Conduct Rules. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the NASD Conduct Rules. In accordance with this rule, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Banc of America Securities LLC has assumed the responsibilities of acting as a qualified independent underwriter and will recommend a price in compliance with the requirements of Rule 2720. Banc of America Securities LLC, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Banc of America Securities LLC will receive no compensation for acting in this capacity; however, we have agreed to indemnify Banc of America Securities LLC for acting as a qualified independent underwriter against specified liabilities under the Securities Act.

Relationships

An affiliate of Morgan Stanley & Co. Incorporated is the Initial Lender under our credit facility. Morgan Stanley & Co. Incorporated was sole lead manager and bookrunner, and Banc of America Securities LLC was co-manager, of our securitization transaction. An affiliate of Banc of America Securities LLC was the Administrative Agent under our old credit facility.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, and for the underwriters by Davis Polk & Wardwell, New York, New York. Certain partners of Skadden, Arps, Slate, Meagher & Flom LLP and their respective family members hold an aggregate of less than               % of our outstanding common shares after giving effect to the offering.

EXPERTS

The consolidated financial statements and schedule of Global Signal Inc. at December 31, 2003 and 2002, and for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002, and the year ended December 31, 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report, thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-11 with the Securities and Exchange Commission relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the Commission at the Commission's public reference room in Washington, D.C. at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Global Signal Inc., 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232, (941) 364-8886.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, as amended, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the Commission. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended December 31. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS
GLOBAL SIGNAL INC.

Financial Statements and Schedule

Page
Pro Forma Condensed Consolidated Financial Statements (unaudited):
Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2003 (unaudited)	F-2
Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2003 (unaudited)	F-3
Notes to the Pro Forma Condensed Consolidated Financial Statements (unaudited)	F-4

Consolidated Financial Statements:
Report of Independent Certified Public Accountants	F-6
Consolidated Balance Sheets at December 31, 2003 and 2002	F-7
Consolidated Statements of Operations for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and year ended December 31, 2001	F-8
Consolidated Statement of Stockholders' Equity for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and year ended December 31, 2001	F-9
Consolidated Statements of Cash Flow for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and year ended December 31, 2001	F-10
Notes to Consolidated Financial Statements	F-11

Schedule:
Report of Independent Certified Public Accountants on Schedule	F-38
Schedule II—Valuation Accounts	F-39

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements as of December 31, 2003 are presented as if this offering, the mortgage loan issuance, the application of net proceeds and the declaration and payment of the $12.8 million ordinary dividend on February 5, 2004 had all occurred on December 31, 2003 for the pro forma condensed consolidated balance sheet and on January 1, 2003 for the consolidated statement of operations.

The pro forma condensed consolidated financial statements should be read in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The pro forma condensed consolidated financial statements do not purport to represent our financial position or the results of operations that would actually have occurred assuming the completion of this offering and the mortgage loan issuance had occurred on December 31, 2003 or as of the first day of the period presented; nor do they purport to project our financial position or results of operations as of any future date or for any future period.

Pro Forma Condensed Consolidated Balance Sheet
(Unaudited)
(in thousands except per share data)

	December 31, 2003 (A)	Mortgage Loan Issuance 2004 (B)		As Adjusted December 31, 2003	The Offering 2004 (C)	As Further Adjusted Year ended December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$9,661	$3,057	B1, B9	$12,718	$—
Accounts receivable, prepaid expenses and other current assets	7,906	—		7,906	—
Total current assets	17,567	3,057		20,624	—
Restricted cash	—	4,640	B2	4,640	—
Fixed and intangible assets, net	491,681	—		491,681	—
Other assets and deferred debt issue costs	15,792	6,141	B3	21,933	—
	$525,040	$13,838		$538,878	$—
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$16,255	$—		$16,255	$—
Deferred revenue	10,857	—		10,857	—
Interest rate swap liabilities	1,970	(1,970)	B4	—	—
Current portion of long-term debt and mortgage loan	6,535	—		6,535	—
Total current liabilities	35,617	(1,970)		33,647	—
Mortgage loan, less current portion	—	411,910	B5	411,910	—
Long-term debt, less current port ion	257,716	(228,356)	B6	29,360	—
Other liabilities	5,437	—		5,437	—
Total liabilities	298,770	181,584		480,354	—
Minority interest in subsidiary	817	—		817	—
Stockholders' equity:
Common Stock	410	—		410	—
Additional paid-in capital	206,089	(143,454)	B7, B9	62,635	—
Accumulated other comprehensive (loss)	(1,133)	(4,205)	B8	(5,338)	—
Retained earnings	20,087	(20,087)	B3, B7	—	—
	225,453	(167,746)		57,707	—
	$525,040	$13,838		$538,878	$—

Pro Forma Consolidated Statement of Operations
(Unaudited)
(in thousands except per share data)

	Year Ended December 31, 2003 (A)	Mortgage Loan Issuance 2004 (BB)		As Adjusted Year Ended December 31, 2003	The Offering 2004 (CC)	As Further Adjusted Year ended December 31, 2003
Revenues	$169,233	$—		$169,233
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion)	56,343	—		56,343
Gross margin	112,890	—		112,890
Other expenses:
Selling, general and administrative	26,926	—		26,926
State franchise, excise and minimum taxes	848	—		848
Depreciation, amortization and accretion	44,496	—		44,496
Non-cash stock-based compensation expense for services	1,479	—		1,479
Loss on disposal of assets	302	—		302
	74,051	—		74,051
Operating income	38,839	—		38,839

Interest expense, net	20,352	(4,761)	BB1	25,113
Other expenses	—	(8,540)	BB2	8,540
Minority interest in net loss of subsidiary	16	—		16
Gain (loss) before income tax benefit (expense)	18,471	(13,301)		5,170
Income tax benefit (expense)	665	—		665
Income (loss) from continuing operations	$19,136	$(13,301)		$5,835
Basic and diluted income (loss) from continuing operations per common share	$0.47	$(0.32)		$0.14
Weighted average number of common shares outstanding	41,000	41,000		41,000

Notes to Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(in thousands except per share data)

1.	Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

A.	Reflects our condensed consolidated balance sheet as of December 31, 2003, derived from the audited financial statements included herein.

B.	Reflects the mortgage Loan Issuance on February 5, 2004 and application of the net proceeds and declaration and payment of an ordinary dividend of $12.8 million on February 5, 2004.

B1.	Reflects the increase in cash of $15.9 million in remaining net cash proceeds from the mortgage loan as detailed below.

Proceeds from mortgage loan	$418,000
Less repayment of old credit facility	234,446
Less special dividend	142,188
Less costs associated with the mortgage loan	14,681
Less payment upon termination of swap	6,175
Less restricted cash	4,640
Remaining net cash proceeds	$15,870

B2.	Reflects restricted cash related to the establishment of an imposition reserve required as part of the mortgage loan.

B3.	Reflects the increase in deferred debt issuance costs of $14.6 million related to the issuance of the mortgage loan net of the effect of writing off our deferred debt issuance costs from the old credit facility of $8.5 million charged to retained earnings.

B4.	Reflects the additional mark-to-market adjustment of $4.2 million related to the December 2003 swap at the date of the mortgage loan issuance, net of the $6.2 million payment upon termination of swap.

B5.	Reflects proceeds from February 5, 2004 mortgage loan issuance of $418.0 million, of which $6.1 million is due in 2004 and the balance of $411.9 million due in 2005 and thereafter. The current portion of the mortgage loan is reflected as current in the historical column following SFAS No. 6, Classification of Short-Term Obligations Expected to be Refinanced.

B6.	Reflects the payment in full of all outstanding borrowings under the old credit facility of $234.4 million ($228.4 million reflected as long term and $6.0 million reflected as current in the historical column following SFAS No. 6). We repaid $0.3 million in January 2004 and had a favorable foreign currency translation adjustment of $0.2 million in January 2004.

B7.	Reflects a special dividend of $142.2 million paid to stockholders of record on February 5, 2004. This dividend was charged to retained earnings and additional paid-in-capital in the amount of $11.5 million and $130.7 million, respectively.

B8.	Reflects the mark-to-market adjustment of $4.2 million on the December 2003 swap as of February 5, 2004. Total mark-to-market adjustment on the December 2003 swap at date of termination was $6.2 million.

B9.	Reflects an ordinary dividend of $12.8 million declared and paid to our stockholders on February 5, 2004. This dividend was charged entirely to additional paid-in-capital.

C. Reflects the Offering 2004

Sale of                  shares of common stock for $         per share in this offering.

C1.	Cash and cash equivalents increased by $ million, which is the net cash proceeds from the equity issuance as detailed below.

Proceeds from equity issuance	$—
Less costs associated with this offering	—
Net proceeds	—
Pay down portion of credit facility	—
Remaining net cash proceeds	$—

C2.	Reflects a $ million pay down of the credit facility as required by the definition of borrowing base in the agreement.

C3.	Reflects the gross proceeds of the equity issuance totaling $ million.

C4.	Reflects estimated issuance costs of $ million as a reduction of additional paid-in capital.

2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations

AA.	Reflects our condensed consolidated statement of operations for the year ended December 31, 2003, derived from the audited financial statements included herein.

BB.	Reflects the mortgage Loan Issuance 2004

BB1.	Reflects the net increase in interest expense related to the issuance of the mortgage loan as detailed below.

Interest expense relating to mortgage loan using weighted average interest rate of approximately 5%	$20,650
Amortization of deferred debt issuance costs relating to mortgage loan of $14.6 million, using the effective interest method	2,873
Amortization of swap costs of $6.2 million, using the effective interest method	1,208
Interest expense relating to the old credit facility	(15,289)
Amortization of deferred debt issuance costs relating to the old credit facility	(4,681)
$4,761

BB2.	Reflects the write-off of the unamortized deferred financing costs on the old credit facility.

CC.	Reflects the Offering 2004

CC1.	Reflects reduced interest expense of $ million from the $ million repayment of outstanding borrowings under the credit facility (at %) from a portion of the proceeds of the equity issuance.

Report of Independent Certified Public Accountants

Stockholders and Board of Directors of Global Signal Inc.

We have audited the accompanying consolidated balance sheets of Global Signal Inc. and subsidiaries ("the Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Signal Inc. and subsidiaries at December 31, 2003, and 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2003, the two month period ended December 31, 2002, the ten month period ended October 31, 2002 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As more fully described in Note 3 – Reorganization and Emergence from Chapter 11, to the consolidated financial statements, effective November 1, 2002, the Bankruptcy Court confirmed the Company's plan of reorganization and the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code. In accordance with AICPA Statement of Position No. 90-7, the Company adopted fresh start accounting whereby its assets, liabilities, and new capital structure were adjusted to reflect estimated fair values as of November 1, 2002. As a result, the consolidated financial statements for the periods beginning November 1, 2002 reflect the Successor Company's new basis of accounting and are not comparable to the Predecessor Company's re-organization consolidated financial statements.

As more fully described in Note 2 – Summary of Significant Accounting Policies and Basis of Presentation, to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002.

/s/ Ernst & Young LLP

Tampa, Florida
February 13, 2004

GLOBAL SIGNAL INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	Successor Company
	December 31, 2002	December 31, 2003	As Adjusted December 31, 2003 (see Note 2)
Assets
Current assets:
Cash and cash equivalents	$4,350	$9,661	$12,718
Accounts receivable, less allowance for doubtful accounts of $5,088 and $1,303, respectively	6,086	987	987
Prepaid expenses and other current assets	5,005	6,919	6,919
Assets held for sale, net of accumulated depreciation of $48 and $0, respectively	2,762	—	—
Total current assets	18,203	17,567	20,624
Restricted cash	254	—	4,640
Fixed assets, net of accumulated depreciation of $4,341 and $30,604, respectively	351,960	362,231	362,231
Intangible assets:
Leasehold interests, net of accumulated amortization of $803 and $5,318 respectively	18,471	12,916	12,916
Lease absorption value, net of accumulated amortization of $2,146 and $15,012 respectively	125,135	114,049	114,049
Other intangible assets, net of accumulated amortization of $0 and $250 respectively	2,662	2,485	2,485
Deferred debt issuance costs, net of accumulated amortization of $778 and $5,517, respectively	13,096	11,227	17,368
Other assets	864	4,565	4,565
	$530,645	$525,040	$538,878
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$2,557	$2,086	$2,086
Accrued expenses	16,546	14,169	14,169
Deferred revenue	11,808	10,857	10,857
Interest rate swap liabilities	6,475	1,970	—
Current portion of long-term debt	21,737	6,535	6,535
Total current liabilities	59,123	35,617	33,647
Long-term debt, less current portion	256,107	257,716	441,270
Other liabilities	7,237	5,437	5,437
Total liabilities	322,467	298,770	480,354
Minority interest in subsidiary	801	817	817
Stockholders' equity:
Preferred Stock, $.01 par value, 20,000,000 shares authorized; No shares issued or outstanding at December 31, 2002 and 2003	—	—	—
Common Stock, $.01 par value, 100,000,000 shares authorized; 41,000,000 shares issued and outstanding at December 31, 2002 and 2003	410	410	410
Additional paid-in capital	204,590	206,089	62,635
Accumulated other comprehensive gain (loss)	326	(1,133)	(5,338)
Retained earnings	2,051	20,087	—
	207,377	225,453	57,707
	$530,645	$525,040	$538,878

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

GLOBAL SIGNAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Predecessor Company		Successor Company
	12 Months Ended December 31, 2001	10 Months Ended October 31, 2002	2 Months Ended December 31, 2002	12 Months Ended December 31, 2003
Revenues	$178,020	$140,646	$28,285	$169,233
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion)	67,259	48,060	9,361	56,343
Gross margin	110,761	92,586	18,924	112,890
Other expenses:
Selling, general and administrative	47,898	27,496	4,818	26,926
State franchise, excise and minimum taxes	1,877	1,671	331	848
Depreciation, amortization and accretion	119,337	74,175	7,512	44,496
Non-cash stock-based compensation expense for services	—	—	—	1,479
Unsuccessful debt restructuring costs	1,702	—	—	—
Impairment loss on assets held for sale	46,592	1,018	—	—
Impairment loss on assets held for use	246,780	4,541	—	—
Loss on disposal of assets	5,644	78	2	302
Reorganization costs	—	59,124	—	—
	469,830	168,103	12,663	74,051
Operating income (loss)	(359,069)	(75,517)	6,261	38,839
Interest expense, net	88,731	45,720	3,989	20,352
Gain on extinguishment of debt	—	(404,838)	—	—
Foreign currency translation loss (gain)	132	(555)	137	—
Minority interest in net loss (net income) of subsidiary	(245)	22	(1)	16
Gain (loss) from continuing operations before income tax	(447,687)	284,134	2,136	18,471
Income tax benefit (expense)	6,630	5,195	(19)	665
Income (loss) from continuing operations	(441,057)	289,329	2,117	19,136
Loss from discontinued operations	(7,145)	(33,157)	(66)	(1,100)
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Basic and diluted income (loss) per common share:
Income (loss) from continuing operations	$(9.11)	$5.95	$0.05	$0.47
Income (loss) from discontinued operations	(0.15)	(0.68)	(0.00)	(0.03)
Net income (loss)	$(9.25)	$5.27	$0.05	$0.44
Weighted average number of common shares outstanding	48,431	48,573	41,000	41,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

GLOBAL SIGNAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid in Capital	Comprehensive Income (Loss)	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
	Shares	Amount
Predecessor Company balance at December 31, 2000	48,430,593	$48	$773,240		$(238,782)	$(403)	$534,103
Comprehensive loss:
Net loss				$(448,202)	(448,202)		(448,202)
Cumulative effect of change in accounting for derivative financial instruments				(4,002)		(4,002)	(4,002)
Currency translation adjustment				574		574	574
Amortization of cumulative other comprehensive income				1,334		1,334	1,334
Comprehensive loss				$(450,296)
Repurchase of common stock			(9)				(9)
Predecessor Company balance at December 31, 2001	48,430,593	48	773,231		(686,984)	(2,497)	83,798
Comprehensive loss:
Net income				$256,172	256,172		256,172
Currency translation adjustment				(171)		(171)	(171)
Amortization of cumulative other comprehensive income				2,668		2,668	2,668
Comprehensive income				$258,669
Conversion of convertible notes	158,851		12,450				12,450
Recapitalization and fresh-start adjustments:
Cancel old common shares	(48,589,444)	(48)	(785,681)				(785,729)
Issuance of new common shares	41,000,000	410	204,590				205,000
Fresh start adjustments					430,812		430,812
Predecessor Company balance at October 31, 2002	41,000,000	410	204,590		—	—	205,000
Comprehensive income:
Net income (two months - successor company)				$2,051	2,051		2,051
Currency translation adjustment				326		326	326
Comprehensive income				$2,377

Successor Company balance at December 31, 2002	41,000,000	$410	$204,590		$2,051	$326	$207,377
Comprehensive income:
Net income				$18,036	18,036		18,036
Currency translation adjustment				511		511	511
Change in fair value of derivative financial instrument				(1,970)		(1,970)	(1,970)
Comprehensive income				$16,577
Non-cash compensation			1,479				1,479
Pinnacle Towers Acquisition Inc.'s issuance of common shares for acquisition			20				20
Successor Company balance at December 31, 2003	41,000,000	$410	$206,089		$20,087	$(1,133)	$225,453

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

GLOBAL SIGNAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Predecessor Company		Successor Company
	12 Months Ended December 31, 2001	10 Months Ended October 31, 2002	2 Months Ended December 31, 2002	12 Months Ended December 31, 2003
Cash flows from operating activities:
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and accretion	119,337	74,175	7,512	44,496
Amortization of original issue discount and debt issuance costs	30,495	13,263	778	4,737
Deferred tax benefit	(6,992)	(5,768)	(70)	(669)
Provision for doubtful accounts	11,761	2,371	430	362
Non-cash stock-based compensation expense for services	—	—	—	1,479
Disposal of fixed assets	5,644	84	—	(31)
Impairment loss on capitalized acquisitions and construction costs	2,972	1,848	—	—
Impairment loss on assets held for use	246,780	4,541	—	—
Impairment loss on assets held for sale	46,592	1,436	—	—
Unsuccessful debt restructuring costs	1,702	—	—	—
Minority share of net loss of subsidiary	(245)	22	—	16
Reorganization items, net	—	21,239	—	—
Gain from extinguishment of debt	—	(404,838)	—	—
Non-cash items reported in discontinued operations (primarily depreciation and impairment charges)	11,384	34,264	48	1,062
Change in value of derivative financial instruments	10,191	5,136	258	212
(Increase) decrease in:
Cash held in escrow	(7,091)	6,838	1	254
Accounts receivable	(2,601)	734	882	4,737
Prepaid expenses and other current assets	(562)	3,432	3,151	(1,914)
Other assets	(3,467)	(1,410)	(674)	(3,701)
Increase (decrease) in:
Accounts payable	(510)	(1,304)	(574)	(471)
Accrued expenses	89	10,001	(10,731)	(8,027)
Deferred revenue	9,754	(8,316)	3,574	(951)
Other liabilities	94	6,949	557	(409)
Net cash provided by operating activities	27,125	20,869	7,193	59,218
Cash flows from investing activities:
Payments made in connection with acquisitions:
Fixed assets	(20,335)	(116)	—	(29,527)
Leasehold interests	(437)	(4)	—	—
Capital expenditures:
Fixed assets	(28,787)	(9,273)	(762)	(8,544)
Payments made in connection with intangible assets	—	—	—	(24)
Proceeds from the sale of fixed assets	22,375	5,473	35	1,914
Net cash used in investing activities	(27,184)	(3,920)	(727)	(36,181)
Cash flows from financing activities:
Borrowings under long-term debt	5,250	22,237	—	29,026
Repayment of long-term debt	(32,781)	(126,853)	(9,626)	(44,042)
Repayment of liabilities subject to compromise	—	(115,000)	—	—
Debt issuance costs	(4,847)	(7,486)	—	(2,844)
Proceeds from issuance of common stock, net	(9)	205,000	—	20
Minority interest in subsidiary	700	—	—	—
Net cash used in financing activities	(31,687)	(22,102)	(9,626)	(17,840)
Effect of exchange rate changes on cash	700	(652)	128	114
Net increase (decrease) in cash and cash equivalents	(31,046)	(5,805)	(3,032)	5,311
Cash and cash equivalents, beginning of period	44,233	13,187	7,382	4,350
Cash and cash equivalents, end of period	$13,187	$7,382	$4,350	$9,661
Supplemental disclosure of cash flows:
Cash paid for interest	$51,425	$27,385	$8,734	$22,470
Non-cash Transactions:
Interest swap liability recorded to other comprehensive income, net	$2,668	$(2,668)	$—	$1,970
Issuance of common stock for debt	$—	$97,959	$—	$—

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Global Signal Inc.

Notes to Consolidated Financial Statements

1.    Nature of Business

The accompanying consolidated financial statements reflect the financial position, results of operations and cash flows of Global Signal Inc. and its subsidiaries. Global Signal Inc., formerly Pinnacle Holdings Inc., owns, leases and manages communications towers and other sites to providers of wireless communications and broadcast services, such as personal communications services ("PCS"), cellular, paging, mobile radio, enhanced specialized mobile radio ("ESMR"), wireless data transmission and radio and television broadcasting and to operators of private networks such as Federal, state and local government agencies.

Unless otherwise noted, "we," "us," "our" or "Global Signal" refers to Global Signal Inc. and its wholly owned consolidated subsidiaries including Pinnacle Towers Inc., Pinnacle Towers Canada Inc., Coverage Plus Antenna Systems, Inc., Pinnacle Towers III Inc., Pinnacle Towers IV Inc., Pinnacle Towers V Inc., Pinnacle Towers Ltd. and Tower Systems, Inc. as well as its 91% interest in Pinnacle Towers Ltd. All significant intercompany balances and transactions have been eliminated.

As described more fully in Note 5 Pinnacle Towers Acquisition Inc. ("PTA") and all of its subsidiaries, merged into Global Signal on February 6, 2004. Due to common control of both Global Signal and PTA since PTA's formation on September 23, 2003, the merger was accounted for in a manner similar to a pooling of interests. Therefore, the financial statements of PTA have been included in these financial statements of Global Signal beginning September 23, 2003.

2.    Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation

As further discussed in Note 3 we filed for bankruptcy under Chapter 11 in May 2002 and emerged on November 1, 2002. Due to the reorganization and implementation of fresh start accounting, the consolidated financial statements for the Successor Company (period starting November 1, 2002) are not comparable to those of the Predecessor Company.

The "as adjusted" balance sheet at December 31, 2003 reflects the following transactions which occurred on February 5, 2004 and are discussed in more detail in Notes 11 and 12 to the financial statements:

•	issuance of $418.0 million mortgage loan,

•	capitalization of the associated debt issuance costs of $14.7 million,

•	termination of the December 2003 swap at a cost of $6.2 million,

•	repayment of the then outstanding borrowings under the old credit facility of $234.4 million,

•	write-off of unamortized deferred debt issuance costs associated with the old credit facility of $8.5 million,

•	payment of a $142.2 million special dividend to the our stockholders,

•	establishment of a $4.6 million imposition reserve which was required to be escrowed for taxes, insurance and rents under the mortgage loan,

•	a balance of $15.9 million of cash available from the net proceeds of the mortgage loan issuance to fund future operations, and

•	payment of an ordinary dividend of $12.8 million to our stockholders.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure for contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results may vary from estimates used and such variances could be material.

Principles of Consolidation

The consolidated financial statements include the accounts of all majority-owned subsidiaries. All inter-company accounts, transactions and profits are eliminated.

Cash and Cash Equivalents

We consider all highly liquid temporary cash investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

As of December 31, 2002, we had restricted cash of approximately $0.3 million. These escrowed funds related to a mechanic's lien on a wire line telephony co-location facility located in St. Louis, Missouri, which we sold in 2001. During 2003 a settlement was reached that relieved the entire amount leaving no restricted cash at December 31, 2003 on a historical basis.

Accounts Receivable

Our accounts receivable are generally unsecured as we require no collateral. We establish a general reserve in addition to a specific reserve for receivables with known collection doubts due to circumstances such as payment history, poor liquidity or bankruptcy. Collection doubts are primarily identified using an analysis of aged receivables based on invoice due dates and monitoring customers' status using publicly available information. Items that are deemed un-collectible are written off against the allowance for doubtful accounts. Interest charged on overdue receivables is recognized when collected and has not been material.

Concentration of Credit Risk

Substantially all of our accounts receivable are with national and local wireless communications providers along with Federal, state, local government agencies and operators of private wireless networks.

Sales to our largest customer, Arch Wireless Holdings, Inc., accounted for 11.2% of revenue for the year ended December 31, 2003, 11.5% of revenue for the two months ended December 31, 2002, 13.0% of tenant revenue for the ten months ended October 31, 2002, and 13.6% for the year ended December 31, 2001. Prior to Arch's emergence from Chapter 11 protection under the U.S. Bankruptcy Code in May 2002, we renegotiated a new three-year master antenna site lease with Arch. No other customer represented over 10.0% of our revenue for the periods presented. Our single largest receivable balance as of December 31, 2003 is $0.4 million due from a two-way wireless data network service provider. In addition, some of our customers have filed Chapter 11 petitions in the U.S. Bankruptcy Courts. However, we have provided an allowance based on our best estimates of amounts that will not ultimately be collected.

Fixed Assets

Fixed assets are stated at cost less impairment losses if any, except for those assets owned at November 1, 2002, which were revalued and recorded at reorganization value (which approximates fair value) in accordance with fresh start accounting. (See Note 3 – Reorganization and Emergence from Chapter 11). Betterments, renewals and extraordinary repairs, which increase the value or extend the life of the asset, are capitalized. Repairs and maintenance costs are expensed as incurred. Fixed assets are depreciated using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases is amortized on a straight-line basis over the term of the lease or the remaining life of the leased property, whichever is shorter, and the related amortization is included with depreciation expense.

Depreciation expense from continuing operations for the year ended December 31, 2003, the two months ended December 31, 2002, ten months ended October 31, 2002 and the year ended December 31,

2001 was $26.1 million, $4.4 million, $57.3 million and $83.4 million, respectively. In connection with the application of fresh start accounting, we revalued our fixed assets downward by $471.8 million to reflect the fair values of the assets as of our emergence from bankruptcy.

Leasehold Interests

Leasehold interests represent our interest as a lessee in various rooftops and other leased telecommunications sites and are stated at cost except those existing at November 1, 2002, which were revalued in accordance with fresh start accounting. Leasehold interests are being amortized over four years, using the straight line method. (See Note 3 – Reorganization and Emergence from Chapter 11).

Amortization expense on leasehold interests from continuing operations for the year ended December 31, 2003, the two months ended December 31, 2002, ten months ended October 31, 2002 and the year ended December 31, 2001 was $4.9 million, $0.8 million, $16.9 million and $35.9 million, respectively.

Lease Absorption Value

Lease absorption value, recorded in connection with our implementation of fresh start accounting and other tower asset acquisitions, represents the value attributable to in-place leases. This intangible represents the lease rentals which the Company would have foregone during the period of time required to attract a new tenant lease for each of the tenant leases in-place at the date of the Company's fresh start accounting or acquisitions. The lease absorption value is being amortized over 16 years, the estimated remaining contractual terms of the in-place leases and their expected renewals, in an accelerated manner consistent with the lease revenues associated with those leases and expected renewals.

Amortization expense on lease absorption value from continuing operations for the year ended December 31, 2003 and the two months ended December 31, 2002 was $12.9 million and $2.1 million, respectively.

Other Intangible Assets

Lease origination value, recorded in connection with our implementation of fresh start accounting and other tower asset acquisitions, represents the value associated with "cost avoidance" of acquiring an in-place lease and was determined based on our estimate of the incremental cost to replace these leases namely sales commissions. Similar costs incurred prior to and subsequent to fresh start accounting are expensed because the amounts are not material to our statements of operations. This intangible is being amortized using the straight line method over 16 years, the estimated remaining contractual lease terms and expected renewals.

Our only other intangible asset recorded on the balance sheet is a trademark purchased in 2003.

Amortization expense on other intangible assets from continuing operations for the year ended December 31, 2003 was $0.2 million, there was no amortization expense for the two months ended December 31, 2002.

Asset Retirement Obligations

Effective with our emergence from Chapter 11, we adopted Statement of Financial Accounting Standard ("SFAS") No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses the accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. On November 1, 2002 we recorded an asset retirement obligation of $5.3 million for our estimated future obligation to dismantle towers on leased land sites using discounted cash flows of expected dismantling costs. We used a discount factor of 13% and an annual dismantling cost inflation factor of 2.5%. If our estimates regarding the future costs to dismantle these sites had increased by 10% the original liability recorded would have increased by $0.5 million or 10.0%.

Our original asset retirement obligation of $5.3 million was increased by accretion expense of $0.2 million in the two months ended December 31, 2002 resulting in a balance at December 31, 2002 of $5.5 million. During 2003 we recorded an additional asset retirement obligation of $0.1 million in connection with our purchase of 67 telecommunication tower assets as well as accretion expense of $0.4 million. In 2003 we revised our estimate of dismantling costs and reduced the obligation and the tower assets by $1.3 million. The asset retirement obligation balance at December 31, 2003 is $4.7 million.

Impairment of Long-lived Assets

Effective January 1, 2002, we adopted SFAS No. 144, Accounting For The Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying value. Any impairment loss is measured by comparing the fair value of the asset to its carrying value. We evaluate the profitability of our sites as part of the ongoing operations of our business. Prior to 2002, we followed SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which was similar in its requirements for evaluating and recognizing impairment losses.

As prescribed by SFAS No. 144, we evaluate the recoverability of fixed assets and definite-life intangible assets annually and whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount is reduced to the present value of its expected future cash flows and an impairment loss recognized.

Other Assets

Other assets include deferred tenant lease receivables on multi-year tenant leases recorded in connection with straight-line revenue recognition under SFAS No. 13, Accounting for Leases, deposits from tenants, and employee advances.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and accounts payable are reflected in our balance sheets at their carrying values, which approximate their fair values at December 31, 2003 and 2002, due to their short maturity. We consider our variable rate financial instruments, primarily derivatives and long term debt, to be representative of current market interest rates and, accordingly, the recorded amounts also approximate fair market value.

Derivatives

We adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001 and now recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. During the periods presented, the Company has only entered into derivatives which are interest rate swap agreements that effectively convert a portion of the Company's current or anticipated variable-rate debt to a fixed-rate basis, thus reducing the impact of interest-rate changes on future interest expense. For derivatives that do not meet the criteria for hedge accounting, changes in fair value are immediately recognized in earnings. For those derivatives that qualify for hedge accounting, the effective portion of the gain or loss on the hedge instruments is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Foreign Currency Translation

All asset and liability accounts of our international operations, which are based in Canada and the United Kingdom, are translated into U.S. dollars at current rates. Revenue, costs and expenses are translated at the average currency rate which prevailed during the fiscal period. We have no activities in any hyperinflationary economies. In general, gains and losses resulting from foreign currency transactions are included in income currently. In accordance with SFAS No. 52, Foreign Currency Translation long-term translation differences in the intercompany accounts are excluded from net income and are recorded as other comprehensive income, a component of stockholders' equity. Gains and losses resulting from translation of financial statements are also excluded from net income and are recorded as other comprehensive income, a component of stockholders' equity.

Revenue Recognition

Revenue is recorded in the month in which it is earned. Revenue from lease arrangements with tenants on our communication sites that have fixed-rate escalation clauses are recognized on a straight-line basis over the contractual life of the related lease agreements. Amounts recognized in months before being billed to our tenants due to straight lining are included in other assets. As a part of fresh start accounting, this asset was revalued considering only the remaining payments from leases in effect at November 1, 2002.

Revenue from management contracts for sites owned by other third parties are recognized on a monthly basis as earned. Certain of these agreements provide for additional contingent payments to third party owners based on rental revenues and these are recognized as thresholds are satisfied or otherwise earned. Contingent revenues are not material.

We further evaluate our revenue recognition and defer any revenue if the following criteria are not met: persuasive evidence of an arrangement exists, payment is not contingent upon other performance or other obligations, the price is fixed or determinable and collectibility is reasonably assured. Rental amounts received in advance of the month earned are recorded as deferred revenue.

Interest Expense

We record interest expense on various debt obligations and include the amortization of deferred debt issuance costs and original issue discount in interest expense. The table below details the components of net interest expense as presented on the consolidated statements of operations.

	(in thousands)
	Predecessor Company		Successor Company
	12 Months Ended December 31, 2001	10 Months Ended October 31, 2002	2 Months Ended December 31, 2002	12 Months Ended December 31, 2003
Interest on long-term debt	$44,302	$25,055	$3,014	$15,782
Interest rate swap — May 2000 Swap	14,778	7,805	257	212
Amortization of original issue discount	27,368	11,319	—	—
Amortization of deferred debt issuance costs	3,126	1,944	778	4,737
Less: Capitalized interest	(843)	(403)	(60)	(379)
	$88,731	$45,720	$3,989	$20,352

Deferred Financing Costs

We amortize deferred financing costs using the effective interest method over the expected term of the debt instrument and record such amortization as interest expense. Amortization of annual commitment fees for unused portions of available borrowings are also recorded as interest expense.

Income Taxes

We have elected to be taxed as a real estate investment trust ("REIT") under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, we and our "qualified REIT subsidiaries" (other corporations wholly owned by us which are not "taxable REIT subsidiaries") are not generally subject to Federal income tax. We believe that from our inception we have been organized and operated in such a manner as to qualify for taxation as a REIT. We are allowed a tax deduction for the amount of dividends paid to shareholders, thereby effectively subjecting our distributed net income to taxation at the shareholder level only, provided we distribute at least 90% of our REIT taxable income and meet certain other requirements for qualifying as a REIT.

Income tax expense relates to our taxable REIT subsidiaries only, and is accounted for using the liability method as described in SFAS No. 109, Accounting for Income Taxes.

Comprehensive Income

Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and is comprised of net income and "other comprehensive income". Our other comprehensive income is comprised of the following:

	(in thousands)
	December 31, 2002	December 31, 2003
Change in the fair value of derivatives	$—	$(1,970)
Currency translation adjustment	326	837
	$326	$(1,133)

Stock-Based Compensation

As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, we account for our stock option grants to employees and directors using the intrinsic value method under APB Opinion 25, Accounting for Stock Issued to Employees, and adopt the disclosure-only provisions of SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. Under APB 25, no compensation costs are recognized relating to the option grants to employees if the exercise price of the options awarded was equal to or greater than the fair value of the common stock on the dates of grant.

We follow SFAS 123 and EITF Issue No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods and Services, for our stock option grants to other individuals. As such, we measure compensation expense as the services vest and recognize the expense ratably over the service period. Prior to vesting, we recognize expense using the fair value of the option at the end of the reporting period. Additional expense due to increases in the value of our options prior to the vesting date will be recognized in the period of the option value increase.

Had compensation costs for the employee and director stock option activity been determined based on the fair value at the dates of grant consistent with the provisions of SFAS No. 123, our net income would have been decreased to the pro forma amounts indicated below:

	Predecessor Company (in thousands)		Successor Company (in thousands)
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Net income attributable to common stockholders:
Net income as reported	$(448,202)	$256,172	$2,051	$18,036
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of $0 related tax effect	(3,252)	(6,401)	(753)	(6,677)
Pro forma net income	$(451,454)	$249,771	$1,298	$11,359
Basic and diluted income per share attributable to common stockholders:
Net income as reported	$(9.25)	$5.27	$0.05	$0.44
Pro forma net income	(9.32)	5.14	0.03	0.28

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting periods and additional options may be granted in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Predecessor Company		Successor Company
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Risk-free interest rate	4.86%	4.86%	1.94% - 2.58%	1.94% - 2.58%
Cumulative volatility	53.20%	53.20%	255.00%	109.60%
Dividend yield	—	—	2.00%	2.00%
Weighted average expected life of options	6 years	6 years	3 years	3 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Successor Company's common stock does not trade on public markets, a volatility based on publicly-traded competitors was used in the Black-Scholes option valuation model for the two months ended December 31, 2002 and the year ended December 31, 2003, respectively.

Reclassifications

Certain amounts from prior years have been reclassified for consistency with current presentation. These reclassifications were not material to the consolidated financial statements.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with variable interest entities created prior to January 31, 2003, the provisions of FIN No. 46 are effective in fiscal periods ending after December 31, 2003. The provisions of FIN 46 are effective immediately for all arrangements entered into with new variable interest entities created after January 31, 2003. We do not believe we have any investments in variable interest entities as of December 31, 2003, and thus do not expect the impact of FIN No. 46 to be material to our financial statements, at this time. If we entered into other types of VIE arrangements, the impact could be material.

3.    Reorganization and Emergence from Chapter 11

The Reorganization

On May 21, 2002 (the "Petition Date"), Global Signal and certain of its wholly owned subsidiaries, Pinnacle Towers Inc., Pinnacle Towers III and Pinnacle San Antonio LLC (collectively, the "Debtors") filed voluntary petitions for relief (the "Bankruptcy Case") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). From the Petition Date, and continuing through our emergence, we operated the business and managed our assets in the ordinary course as debtors-in-possession.

On October 9, 2002, the Bankruptcy Court entered an order approving our Second Amended Plan of Reorganization (the "Plan") and we emerged on November 1, 2002 (the "Effective Date"). The Plan provided for an equity investment of up to $205.0 million pursuant to the terms of the Security Purchase Agreement ("Purchase Agreement") with Fortress Investment Group ("Fortress") purchasing up to approximately 27,470,000 shares of common stock (the "Fortress Shares") of the reorganized Global Signal Inc. (the "Successor Company") and Greenhill Capital Partners ("Greenhill") purchasing up to approximately 13,530,000 shares of common stock of the Successor Company (the "Greenhill Shares,"

and together with the Fortress Shares, the "Investor Shares"). Collectively, Greenhill and Fortress are referred to as the "Investors". The Purchase Agreement also provided for the cancellation of the 10% Senior Notes due 2008 ("Senior Notes") in exchange for up to $114.0 million (or $350.77 per $1,000 par value bond) in cash or, at the holder's prior election, a combination of cash and up to 49.9% of the Successor Company's outstanding common stock. As a part of the emergence from bankruptcy, approximately $21.9 million in cash was paid to holders of Senior Notes, including $0.3 million of accrued interest, with the remainder owed to such holders satisfied with 17,101,894 shares of our Successor Company common stock. The number of Investor Shares (and hence the associated cash investment) were proportionately decreased by the number of shares purchased by holders of the Senior Notes.

The Purchase Agreement also provided for the cancellation of the 5.5% Convertible Notes due 2007 ("Convertible Notes") in exchange for up to $0.5 million in cash and warrants exercisable for five years that allow the purchase of up to approximately 410,000 shares of the Successor Company's common stock at approximately two times the price of the Investor Shares or $10 per share. This exercise price was adjusted pursuant to the term of the warrant agreement, from $10 to $8.53 due to the special dividend declared and paid on February 5, 2004. Convertible Note holders increased this cancellation amount to a total of $1.0 million in cash and warrants to purchase 820,000 shares of our common stock, representing approximately 2% of the Successor Company's equity capitalization, by agreeing to give certain releases.

The Purchase Agreement further provided for cancellation of all the outstanding shares of the Predecessor Company's common stock. Former stockholders and plaintiffs in a stockholder class action received warrants to purchase up to 205,000 shares of the Successor Company's common stock (representing approximately ½% of the equity capitalization) at $10 per share exercisable for five years. This warrant exercise amount was increased to 409,850 shares, representing approximately 1% of the Successor Company's capitalization, when the former stockholders agreed to give certain releases. This exercise price was adjusted pursuant to the term of the warrant agreement, from $10 to $8.53 due to the special dividend declared and paid on February 5, 2004.

In connection with the restructuring, existing senior credit facility lenders were paid approximately $93.0 million in cash, with the remainder of the full amount owed to them incorporated into an amended and restated credit facility consisting of a three year secured term loan of $275.0 million and a new secured revolving credit facility of $30.0 million. (See Note 11 – Debt).

Trade and other creditors were paid in full in the ordinary course, with no impairments.

Holders of the Senior Notes and the Convertible Notes received their distributions under the Plan on November 6, 2002. Following the closing of the Purchase Agreement, the Predecessor Company filed a Form 15 with the Securities and Exchange Commission ("SEC"). Pursuant to the filing of Form 15 with the SEC on November 4, 2002, the Predecessor Company's securities registered under §12(g) of the Securities Exchange Act of 1934, as amended, were deregistered as of February 3, 2003.

Liabilities Subject to Compromise

Liabilities subject to compromise refer to liabilities incurred prior to the Petition Date, which were impaired and resolved in connection with the Chapter 11 filing. The principal categories of our claims classified as liabilities subject to compromise, and the resolution of those claims, consist of the following:

	(in thousands)
	Total Subject to Compromise	Discharged in Bankruptcy	Satisfied
Accrued interest	$7,288	$7,288	$—
10% Senior Notes due 2008	325,000	211,000	114,000
5.5% Convertible Notes due 2007	187,550	186,550	1,000
	$519,838	$404,838	$115,000

Our gain on the discharge of debt in the amount of $404.8 million was recognized in the period from January 1, 2002 to October 31, 2002 by the Predecessor Company as a result of the reorganization under Chapter 11 of the Bankruptcy code.

Reorganization, Restructuring and Other Special Charges

Reorganization expenses are items of expense and loss that were realized by the Predecessor Company as a result of the reorganization under Chapter 11 of the Bankruptcy Code. During 2002, we recorded $59.1 million of reorganization expenses.

Net reorganization expenses for the Predecessor Company for the ten months ended October 31, 2002, the only period in which these costs were incurred, consisted of the following:

Description	(in thousands)
Accelerated accretion on original issue discount	$23,050
Professional fees related to company and Investors' advisors	14,752
Accelerated amortization of deferred debt issuance costs	9,128
Professional fees related to creditor advisors	5,740
Retention plan costs	3,385
Professional fees related directly to the filing	1,973
Debtor-in-possession fees related to refinancing	696
Settlement of damage claims	400
$59,124

Fresh Start Accounting

On November 1, 2002, we adopted fresh start accounting pursuant to SOP 90-7. In accordance with the principles of fresh start accounting, we adjusted the value of our assets and liabilities to their reorganization value (which approximates fair value) as of the Effective Date.

The reorganization and the adoption of fresh start accounting resulted in the following adjustments to the Predecessor's consolidated balance sheet at October 31, 2002. Reorganization adjustments were recorded in the predecessor period and fresh start adjustments were recorded as of November 1, 2002, in the successor period.

Reorganized Condensed Consolidated Balance Sheet
November 1, 2002
(in thousands)

	Predecessor Company October 31, 2002	Reorganization Adjustments		Fresh Start Adjustments		Successor Company November 1, 2002
Assets
Cash and cash equivalents	$21,819	$(14,438)	(a)	$—		$7,381
Accounts receivable, net	7,398	—		—		7,398
Prepaid expenses/other	7,748	409	(b)	—		8,157
Total current assets	36,965	(14,029)		—		22,936
Fixed assets, net	849,349	—		(471,842	)(h)	377,507
Intangible assets	—	—		129,943	(i)	129,943
Other assets	22,784	6,850	(c)	(15,317	)(j)	14,317
	872,133	6,850		(357,216)		521,767
Total assets	$909,098	$(7,179)		$(357,216)		$544,703

	(in thousands)
	Predecessor Company October 31, 2002	Reorganization Adjustments		Fresh Start Adjustments		Successor Company November 1, 2002
Liabilities and Stockholders' Equity
Accounts payable	$3,131	$—		$—		$3,131
Accrued expenses	34,680	(8,172	)(d)	(2,199	)(k)	24,309
Other current liabilities	17,489	—		—		17,489
Current portion of long-term debt	376,473	(354,161	)(e)	—		22,312
Liabilities subject to compromise	115,000	(115,000	)(f)	—		—
Total current liabilities	546,773	(477,333)		(2,199)		67,241
Long term debt, less current portion	—	265,154	(g)	—		265,154
Other long term liabilities	6,610	—		(104	)(l)	6,506
Minority interest	798	—		4		802
Stockholder's equity	354,917	205,000		(354,917)		205,000
Total liabilities and stockholders' equity	$909,098	$(7,179)		$(357,216)		$544,703

Adjustments reflected in the reorganized condensed consolidated balance sheet above are as follows:

(a)	In total, cash decreased $14.4 million as a result of the following sources and uses: The sources of cash consisted of (1) a $112.6 million equity investment and (2) a $4.0 million revolver draw. The uses of cash consisted of (1) $93.0 million to repay bank debt, (2) $22.6 million to satisfy cash obligations of the holders of Senior Notes electing cash, (3) $6.8 million to pay finance fees associated with the new credit facility, (4) $6.3 million to pay for accrued professional fees related to restructuring, (5) $1.9 million to pay for accrued interest on bank debt and (6) $0.4 million to pre-pay various fees related to the new financing and restructuring.

(b)	Prepaid expenses/other increased by $0.4 million due to payments made in advance for various fees related to the new financing and restructuring.

(c)	Other assets increased by $6.8 million due to fees associated with the amended credit facility. We recorded these fees as deferred debt costs and will amortize them over the life of the credit facility using the effective interest method.

(d)	Accrued expenses decreased by $8.2 million. We paid $6.3 million of accrued professional fees related to the restructuring as well as $1.9 million of accrued interest on bank debt.

(e)	Current portion of long-term debt decreased $354.2 million. We made a $93.0 million payment on our bank debt and reclassified $261.2 million to long-term debt.

(f)	Liabilities subject to compromise of $115.0 million were totally satisfied by a $22.6 million cash payment to the holders of the Senior Notes and Convertible Notes and the conversion of $92.4 million of Senior Notes to common stock.

(g)	Long-term debt increased $265.2 million. We reclassed $261.2 million to long-term debt from current portion of long-term debt and recorded a $4.0 million draw on our revolving credit facility.

(h)	Fixed assets have been revalued to reflect the reorganization value of the assets at fair market value.

(i)	Intangible assets of $130.0 million have been recorded consisting of lease absorption value of $127.3 million and lease origination value of $2.7 million in accordance with SFAS No. 141.

(j)	Other assets were reduced by $15.3 million as we eliminated $4.4 million in deferred tax assets and reduced the straight-line deferred lease receivable balance by $10.9 million.

(k)	Accrued expenses decreased by $2.2 million. We eliminated our $2.2 million unfavorable lease liability related to prior acquisitions.

(l)	Other long-term liabilities decreased by $0.1 million. We reduced our deferred tax liability by $4.9 million and eliminated our $0.5 million straight-line deferred lease liability balance. We also recorded a $5.3 million asset retirement obligation.

4.    Discontinued Operations

During 2002 and 2003 we entered into definitive agreements to divest ourselves of certain non-core assets and under-performing tower sites. Included in this group were two wholly owned subsidiaries, an office building, a portfolio of microwave tower sites and various non-strategic under-performing sites. The operations related to each of these assets were sold or liquidated by December 31, 2003 except for 69 under-performing sites that were held for disposal by sale, on which we recognized $0.4 million of impairment charges in 2003.

In accordance with SFAS No. 144, we classified the operating results of these assets as discontinued operations in the accompanying consolidated financial statements and all prior periods have been classified to conform to the current year presentation with respect to these assets. Long-lived assets classified as held for disposal as a result of disposal activities that were initiated prior to SFAS No. 144's initial application continue to be accounted for in accordance with the prior pronouncements applicable for each disposal and hence are excluded from discontinued operations.

Results of operations for these discontinued assets for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the year ended December 31, 2001 are as follows:

	(in thousands)
	Predecessor Company		Successor Company
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Revenues	$12,574	$7,018	$310	$2,004
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	6,898	5,308	308	2,024
Gross margin	5,676	1,710	2	(20)
Other expenses:
Selling, general and administrative	1,437	603	20	28
Depreciation, amortization and accretion	3,978	2,780	48	210
Impairment loss on assets held for sale	—	—	—	418
Impairment loss on assets held for use	7,406	31,386	—	—
Loss on disposal of assets	—	98	—	424
	12,821	34,867	68	1,080
Operating loss from discontinued operations	(7,145)	(33,157)	(66)	(1,100)
Other income (expense), net	—	—	—	—
Gain (loss) before income tax benefit (expense)	(7,145)	(33,157)	(66)	(1,100)
Income tax benefit (expense)	—	—	—	—
Loss from discontinued operations, net of income taxes	$(7,145)	$(33,157)	$(66)	$(1,100)
Basic and diluted net income (loss) attributable to common stockholders per share:
Loss from discontinued operations attributable to common stockholders	$(0.15)	$(0.68)	$(0.00)	$(0.03)
Weighted average number of common shares outstanding	48,431	48,573	41,000	41,000

The following is a summarized balance sheet presenting the carrying amounts of the major classes of assets and liabilities related to discontinued operations as of December 31, 2002 and 2003:

	(in thousands)
	December 31, 2002	December 31, 2003
Property and equipment, net	$2,762	$—
Other assets	—	—
Assets held for sale	$2,762	$—
Other liabilities	$—	$—

5.    Pinnacle Towers Acquisition Inc.

On September 23, 2003, a majority of our stockholders formed a new company, Pinnacle Tower Acquisition Inc. ("PTA") with an initial capitalization of $20,000 in cash. This entity had no operations until December 5, 2003, when it acquired a portfolio of 67 tower sites primarily located in the southeastern United States. PTA paid the seller $26.3 million in cash, and incurred $1.0 million in deal costs. PTA financed this purchase using borrowings under a $100.0 million credit facility. On February 6, 2004, we acquired the common stock of PTA for approximately $21,000 cash and the assumption of PTA's outstanding debt of $28.0 million under the credit facility. Because our acquisition of PTA is a business combination among "entities under common control," we have accounted for it in a manner similar to a pooling of interests. As a result, we have included the results of operations and balance sheet of PTA in our 2003 financial statements beginning September 23, 2003.

We have preliminarily allocated the total purchase price of $27.3 million as follows: $25.3 million to fixed assets, $1.8 million to lease absorption value and lease origination value, $0.3 million to prepaid expenses and $0.1 million to asset retirement obligations.

6.    Fixed Assets

Fixed assets consist of the following:

		(in thousands)
	Estimated useful lives in years	December 31, 2002	December 31, 2003
Telecommunications assets:
Telecommunications tower assets	10-15	$309,134	$344,798
Telecommunications site equipment	12	328	2,736
Buildings	15	6	115
Land	n/a	33,251	35,155
Construction in progress	n/a	6,939	2,006
Total telecommunications assets		349,658	384,810
Other:
Vehicles	5	1,049	1,073
Furniture, fixtures and other office equipment	5-15	3,133	3,692
Data processing equipment	3-5	2,461	3,260
Total fixed assets		356,301	392,835
Accumulated depreciation		(4,341)	(30,604)
Fixed assets, net		$351,960	$362,231

7.    Intangible Assets

Intangible assets consist of lease absorption value, leasehold interests, lease origination value, and an indefinite lived trademark. The intangible assets, other than the trademark, are being amortized over estimated useful lives ranging from 4 to 16 years, with estimated future amortization as follows as of December 31, 2003:

Year ending December 31,	(in thousands)
2004	$17,567
2005	16,690
2006	15,088
2007	10,220
2008	9,263
2009 and thereafter	60,598
$129,426

8.    Impairment on Assets Held for Sale

The following assets met the "held for sale" criteria during periods when we followed SFAS No. 121 prior to adoption of SFAS No. 144 and thus are not reflected as discontinued operations.

Wire Line Telephony Co-location Facilities

On June 7, 2001, we adopted a plan to dispose of certain operating assets pursuant to management's decision to dedicate resources to improving the financial results of communications site operations. Of the original five wire line telephony co-location properties held for sale, three were sold in 2001 and two were sold in the ten months ended October 31, 2002.

The historical carrying value of the five wire line telephony co-location facility properties, which were acquired during 2000, prior to any impairment was approximately $65.0 million. During the year ended December 31, 2001, we recognized an impairment loss of approximately $37.5 million, which is included in operating expenses as impairment on assets held for sale. This amount represents the difference between the carrying values and the estimated fair market value less costs to sell for these five properties at the end of the year. We estimated the fair market value less costs to sell based upon actual purchase and sale agreements and for those which were prior to such time of our entering into purchase and sale agreements, we estimated sales price based on an anticipated multiple of cash flow for the wire line telephony co-location facilities. Depreciation expense was not recognized after the date the co-location assets were classified as held for sale.

For the twelve months ended December 31, 2001, excluding the impairment loss, the five wire line telephony co-location facilities had net operating income of $0.5 million. For the twelve months ended December 31, 2001, the combined properties produced revenues of $6.4 million, had operating expenses of $3.4 million, and tax and depreciation charges of $2.5 million.

For the ten months ended October 31, 2002, the two remaining wire line telephony co-location facilities had net operating losses of $0.3 million. The combined properties produced revenues of $1.1 million, had operating expenses of $0.4 million, and tax and depreciation charges of $1.0 million.

Land

On September 27, 2001, we adopted a plan to dispose of additional operating assets. As a result of the adoption of this plan, our interest in 88 parcels of owned land principally located under towers currently owned by other tower companies and telecommunications service providers were classified as assets held for sale and an impairment loss of $5.1 million was recognized.

As a condition of our new investors' equity contributions on November 1, 2002, these land parcels could no longer be sold. They have therefore been reclassified into assets held for use, as of October 31, 2002, in accordance with SFAS No. 121. For reclassification purposes, the asset is measured at the lower of the carrying amount of the asset before it was classified as held for sale, or the fair value of the asset at the date of the subsequent decision not to sell. We reclassified $7.9 million, the current estimated fair market value, into assets held for use as of October 31, 2002.

Investment in Pinnacle Towers Ltd.

On September 27, 2001, we adopted a plan to dispose of our investment in a majority owned subsidiary, Pinnacle Towers Ltd. As a result of the adoption of this plan, our investment in this subsidiary was classified as assets held for sale and an impairment loss of $4.0 million was recognized.

During the ten months ended October 31, 2002, we reclassified our interests in Pinnacle Towers, Ltd., from assets held for sale to assets held for use as a result of no longer having any active purchase offers nor any foreseeable future offers causing those assets to no longer qualify as held for sale in accordance with SFAS No. 121. For reclassification purposes the asset is measured at the lower of the carrying amount of the asset before it was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset been continuously classified as held and used, or the fair value of the asset at the date of the subsequent decision not to sell. We reclassified $6.9 million, the current estimated fair market value of our interests in Pinnacle Towers, Ltd., into assets held for use.

9.    Impairment on Assets Held for Use

Due to negative developments during 2001 in the U.S. economy as a whole, and the downturn in the telecommunications industry, coupled with the significant decline in valuation multiples over the year for the tower sector in general and for Global Signal specifically, management determined that indications of impairment existed. Accordingly, at September 30, 2001, we evaluated the recoverability of our portfolio of telecommunications sites. Based on this evaluation, we determined that fixed assets and leasehold interests held for use with a carrying amount of $374.7 million and $12.3 million, respectively, were impaired. We recorded an impairment loss on September 30, 2001, of $237.3 million and $9.5 million to write-down our fixed assets and leasehold interests, respectively, to their fair value at that time. Fair value was based on estimated future cash flows to be generated by each site assuming a discount rate commensurate with our then current cost of capital.

In connection with our bankruptcy filing in May 2002, we further evaluated our sites to determine whether to either renegotiate or reject the underlying land lease or management agreement as part of the bankruptcy process. We identified 174 sites, and in September and October 2002 recorded additional impairment losses of $4.5 million.

10.    Accrued Expenses

Accrued expenses consist of the following:

	(in thousands)
	December 31, 2002	December 31, 2003
Payroll and other	$6,649	$6,843
Taxes other than income taxes	6,883	6,010
Construction and acquisition costs	67	152
Interest	79	109
Professional fees	2,560	745
Taxes, income related	308	310
	$16,546	$14,169

11.    Debt

As further described below in "Mortgage Loan," on February 5, 2004 we fully repaid and terminated our senior credit facility with the proceeds of a $418.0 million mortgage loan. In addition, on February 6, 2004, we amended our credit facility to increase the commitment to $200.0 million and extend the maturity date to February 2005. The current portion of long-term debt in the accompanying balance sheet and the following table has been adjusted to reflect the current maturities after this amendment and refinancing.

	(in thousands)
	December 31, 2002	December 31, 2003	December 31, 2003 As Adjusted
Mortgage Loan, weighted average interest rate of 5.0% secured by first priority mortgage liens on certain sites, security interest; and a pledge of the Issuers' capital stock, monthly principal and interest installments of approximately $2.4 million beginning March 2004, maturing January 2029	$—	$—	$418,000
Old Credit Facility, Sixth Amended interest at variable rates (5.6% to 6.13% at December 31, 2003 and 5.94% to 6.13% at December 31, 2002) secured, quarterly principal installments beginning March 31, 2003, maturing October 31, 2005	274,964	234,980	534
Credit Facility, interest at variable rates (4.87% to 4.92% at December 31, 2003), monthly installments of interest beginning January 2, 2004, maturing October 28, 2004	—	28,026	28,026
Note payable to former tower owner, interest at 10.0% per annum, monthly installments of principal and interest through June 18, 2008	1,707	168	168
Pinnacle UK Term Loan, interest rate at 2% above base rate (5.75% and 4.0% at December 31, 2003 and 2002, respectively), quarterly principal installments begin March 31, 2003, maturing June 30, 2006	1,173	1,077	1,077
	277,844	264,251	447,805
Less: current portion of long-term debt	(21,737)	(6,535)	(6,535)
	$256,107	$257,716	$441,270

The following table shows the maturities of long-term debt as they historically existed at December 31, 2003, and "as adjusted" for the refinancing described above:

	(in thousands)
	Historical	As Adjusted
2004	$25,464	$6,535
2005	238,431	36,827
2006	188	8,493
2007	—	8,817
2008	168	9,529
2009 and thereafter	—	377,604
	$264,251	$447,805

Mortgage Loan

On February 5, 2004, Global Signal's principal operating subsidiary, Pinnacle Towers Inc. and thirteen of its direct and indirect subsidiaries (the "Issuers") issued a $418.0 million mortgage loan to a newly formed trust, Global Signal Trust I. The trust then issued an identical amount of commercial mortgage pass-through certificates in a private transaction. The net proceeds from the mortgage loan were used to repay the then outstanding borrowings under our old credit facility of $234.4 million, to fund a $142.2 million special dividend to our stockholders, to fund $4.6 million into an imposition reserve which was required to be escrowed in connection with our securitization transaction and mortgage loan and relates to taxes, insurance and rents and the remaining $15.9 million was available to fund operations. The mortgage loan bears interest at a weighted average rate of approximately 5.0% and is secured by mortgages, deeds of trust, deeds to secure debt and first priority mortgage liens on substantially all of the Issuers' tangible assets. The mortgage loan requires monthly payments of principal and interest calculated based on a 25-year amortization schedule through January 2009 (the "Anticipated Repayment Date"). If the mortgage loan is not repaid in its entirety by the Anticipated Repayment Date the interest rate on the mortgage loan increases by the greater of 5.0% or a U.S. Treasury-based index, and substantially all of the Issuers' excess cash flow from operation is utilized to repay outstanding amounts due under the mortgage loan.

As part of the issuance of the mortgage loan, the Issuers were converted into bankruptcy remote special purpose entities which continue to be consolidated in our financial statements. The mortgage loan was structured as a securitization with Global Signal Services LLC, a direct subsidiary of Global Signal, acting as the manager under a management agreement. On a monthly basis, the excess cash flows from the securitized entities, after the payment of principal, interest, reserves and expenses, are distributed to Global Signal. The mortgage loan requires us to maintain a minimum debt service coverage ratio as defined in the agreement ("DSCR") of 1.45 times. If the DSCR falls below 1.45 times, the excess cash flows from the securitized entities are escrowed until the DSCR exceeds 1.45 times for two consecutive quarters, at which time the previously escrowed excess cash flow is released to Global Signal. If the DSCR falls below 1.2 times, all excess cash flow, including amounts previously escrowed, is used to repay outstanding principal due under the mortgage loan. The mortgage loan also restricts our ability to incur or guarantee unsecured indebtedness without confirmation from the rating agencies that such indebtedness will not impact the mortgage loan rating.

Credit Facility

In November 2003, PTA entered into a $100.0 million committed acquisition line of credit ("Credit Facility") provided by Morgan Stanley. On February 6, 2004 the Credit Facility was amended to increase the total commitment to $200.0 million, extend the due date to February 6, 2005 and reduce the required interest rates to LIBOR plus 2.5% or the federal funds rate plus 2.1175%. The due date will be automatically extended to October 1, 2005, if we complete an initial public offering of our shares at terms as defined in the agreement. In addition, the amendment provides that $5.0 million of the commitment can be used for working capital of which $1.2 million was funded at December 31, 2003. We also pledged 100% of our ownership interest in PTA. However, the pledge of our stock by our stockholders will be released upon consummation of an initial public offering and at such time our pledge of PTA's stock will be reduced from 100% to 50% of the PTA stock we hold. We have agreed to pay a commitment fee equal to 0.5% of the total commitment of which one-half was paid in connection with the November 2003 closing and the balance is due in May 2004. In addition, the Credit Facility requires an exit fee of 0.5% of the outstanding loan balance when the loan is repaid unless Morgan Stanley is engaged, at market terms, as the lead underwriter or placement agent on the replacement financing.

As of December 31, 2003, $28.0 million was drawn under the line. The Credit Facility is secured by substantially all of PTA's tangible and intangible assets and by a pledge of substantially all of the common stock of Global Signal by our stockholders. Borrowings under the Credit Facility are limited based on a borrowing base and as of December 31, 2003 the entire unfunded balance of $72.0 million ($172.0 million as of February 6, 2004) remains available to fund future acquisitions. The Credit Facility contains restrictive covenants on Global Signal including minimum adjusted EBITDA and debt to adjusted EBITDA levels.

Old Credit Facility

On October 31, 2002 as part of the reorganization, the Successor Company entered into the sixth amended and restated credit agreement. The sixth amended and restated credit facility agreement provided $305.0 million of financing of which $275.0 million was a three year secured term loan and $30.0 million was a secured revolver credit facility. During 2003, we reduced the amount available under the revolving credit facility to $15.0 million. At December 31, 2003, $235.0 million was outstanding under the term loan and there were no borrowings outstanding under the revolving credit facility. The outstanding agreement was repaid on February 5, 2004 with $234.4 million of the proceeds from the mortgage loan and $0.6 million was repaid in January 2004. On February 5, 2004, this facility was terminated.

The old credit facility bore an average interest rate of the Eurodollar Rate for the period plus a margin of 4.5%. Base Rate Loans were charged at the higher of (a) Federal Funds Rate plus 0.5% or (b) Bank of America, N.A., prime rate plus a 3.5% applicable margin. Borrowings under the amended facility were secured by substantially all of our assets. The facility also limited, among other things, our ability to pay dividends, incur additional debt and make capital expenditures beyond a certain level and maintain financial covenants.

In addition to requiring quarterly installments of principal beginning in March 2003, the old credit facility required us to make annual payments of 75% of each calendar year's excess cash flow beginning in April 2004. We made $21.2 million of voluntary prepayments on the term loan during 2003 which were applied to any excess cash flow payments required.

We were required to pay a commitment fee of 1% of the undrawn portion of the revolving line of credit. For the year ended December 31, 2001, the Predecessor Company incurred commitment fees of approximately $0.4 million which are recorded as interest expense. For the two months ended December 31, 2002 and the ten months ended October 31, 2002 commitment fees were immaterial. For the year ended December 31, 2003, commitment fees of $0.2 million were incurred and expensed.

Debtor-in-possession (DIP) Facility

In connection with the filing of the Bankruptcy Case on May 21, 2002, the Bankruptcy Court approved a debtor-in-possession revolving loan credit facility in the aggregate principal amount up to $15.0 million, with a sublimit of up to $5.0 million for letters of credit with Bank of America, N.A. as administrative agent and a syndicate of lenders. Our obligations under the DIP Facility were secured by first priority liens and security interests on all of the pre-petition and post-petition property of Pinnacle Towers Inc. and its domestic subsidiaries, senior to all liens and claims in the Bankruptcy Case other than fees and disbursements of professional services incurred and allowed and payable in the Bankruptcy Case and fees of the United States Trustee and the clerk of the Bankruptcy Court required by law. Our ability to incur financing under the DIP Facility and to use cash collateral were subject to and limited by a monthly budget approved by the post-petition lenders and disclosed to the Bankruptcy Court. No borrowings were made under the DIP Facility and on the Effective Date, the DIP Facility was terminated.

Senior Notes-Predecessor Company

On March 17, 1998, the Predecessor Company issued $325.0 million of the Senior Notes with a scheduled maturity in 2008 through a private placement offering to institutional investors. We had the right to redeem the Senior Notes on or after March 15, 2003, at a price of 105.0%, 103.3%, 102.6% and 100.0% during the years ended March 15, 2003, 2004, 2005, and 2006 and thereafter, respectively. In addition, at any time prior to March 15, 2001, we could have redeemed up to 35.0% of the Senior Notes upon a public equity offering at a redemption price equal to 110.0% of the accreted value of the notes plus unpaid liquidated damages, if any, as of the redemption date. The Senior Notes became subject to compromise upon the May 21, 2002 filing of our bankruptcy petition and were canceled upon our emergence. In exchange therefore, holders of Senior Notes received their pro-rata share of $114.0 million (or $350.77 per $1,000 par value bond) in cash or, at the holder's prior election, a combination of cash and/or the Successor Company's outstanding common stock at $10 per share which adjusted pursuant to the terms of the warrants to $8.53 per share due to the declaration and payment of the special dividend on February 5, 2004. Approximately $21.9 million in cash, inclusive of $0.3 million of accrued interest, was paid to holders of Senior Notes, with the remainder owed to such holders satisfied in 17,101,894 shares of the Successor Company's common stock.

Amortization of original issue discount for the ten months ended October 31, 2002 and the year ended December 31, 2001 was $11.3 million and $27.4 million, respectively, excluding accelerated amortization recorded while a debtor-in-possession which is reflected as reorganization expense in 2002.

Convertible Subordinated Notes-Predecessor Company

On March 22, 2000, the Predecessor Company completed a private placement of $200.0 million of the Convertible Notes to certain institutional purchasers pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. We repaid outstanding revolving debt under our senior credit facility with the net proceeds of $193.5 million from this private placement. Interest was payable on the notes on March 15 and September 15 of each year. The notes would have matured on September 15, 2007, however they became subject to compromise upon the May 21, 2002 filing of our bankruptcy petition and were canceled upon emergence. The notes were convertible into the Predecessor Company's common stock at the option of the Convertible Note holders at an initial price of $78.375 per share, which conversion price was subject to adjustment under the terms of the Convertible Notes. The event of default related to our senior credit facility caused a cross-default in the Convertible Notes.

On January 22, 2002, $12.5 million of Convertible Notes were redeemed for 158,851 shares of the Predecessor Company's common stock at the stated conversion price per share of $78.375, reducing the outstanding obligation under the Convertible Notes to $187.5 million.

The remaining outstanding Convertible Notes were cancelled as part of the reorganization and in exchange therefore, holders of Convertible Notes received their pro-rata share of $500,000 in cash and warrants to purchase up to 410,000 shares of the Successor Company's common stock (representing approximately 1% of the equity capitalization at November 1, 2002) at $10 per share, exercisable for five years. Those Convertible Note holders who agreed to give certain releases also received their pro-rata share of an additional $0.5 million in cash and warrants to purchase an additional 410,000 shares at $10 per share exercisable for the next five years. The exercise price was adjusted pursuant to the terms of the warrants from $10 to $8.53 per share due to the declaration and payment of the special dividend on February 5, 2004.

12.    Interest Rate Swap Agreements

May 2000 Swap

In May 2000 we entered into an interest rate swap agreement ("May 2000 Swap") with our old credit facility agent bank as the counter party to manage the interest rate risk associated with certain of our variable rate debt. This swap agreement effectively converted our old credit agreement's floating rate debt from LIBOR plus a margin, as defined in the agreement, to a fixed rate debt of 6.37% plus the applicable margin under the credit agreement on an amount equal to the notional value of the interest rate swap.

We adopted the provisions of SFAS No. 133, as amended, on January 1, 2001, which resulted in a cumulative effect of an accounting change of approximately $4.0 million being recognized in other comprehensive income. The May 2000 Swap does not qualify for hedge accounting treatment. Accordingly, changes in the fair value of the May 2000 swap that occurred subsequent to January 1, 2001, are recognized in current operations.

As a condition of our old credit facility, we were required to enter into and maintain interest rate hedge contracts covering a minimum of 50% of the debt outstanding under the senior credit facility. On October 31, 2002, we entered into the sixth amendment and restatement to our old facility which did not require a swap contract, however we maintained the May 2000 Swap. The May 2000 Swap was for a notional amount of $260.0 million through December 31, 2002 and the bank exercised its option to extend the contract for $130.0 million through December 31, 2003 at which time the swap agreement expired and was not replaced.

The following table summarizes the impact of changes in fair value of the May 2000 Swap on our results of operations in the indicated periods:

	(in thousands)
	Predecessor Company		Successor Company
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Decline in fair value	$13,444	$5,137	$257	$212
Amortization of transition adjustment	1,334	2,668	—	—
Total earnings impact of swap liability	$14,778	$7,805	$257	$212

December 2003 Swap

On December 11 2003, in anticipation of the issuance of the Mortgage Loan, we entered into an interest rate swap agreement ("December 2003 Swap") with Morgan Stanley as the counter party to hedge the variability of expected future interest payments under the Mortgage Loan. Under the December 2003 Swap, we agreed to pay Morgan Stanley a fixed rate of 3.816% on a notional amount of $400 million for five years beginning in March 2004 in exchange for receiving floating payments based on three month LIBOR on the notional amount for the same five-year period. The December 2003 Swap required the Company to begin making monthly payments to the counter party equal to the difference between 3.816% and the then current three-month LIBOR rate, which was 1.15% on December 31, 2003, on the notional amount of $400.0 million. The fair value of the December 2003 Swap was a $2.0 million liability at December 31, 2003. Since the December 2003 Swap qualifies as an anticipatory hedge, the fair value change of $2.0 million was recorded as a part of other comprehensive income in stockholders' equity at December 31, 2003. The December 2003 Swap was terminated in connection with the issuance of the mortgage loan on February 5, 2004 at a cost of $6.2 million which will be amortized out of comprehensive income as interest expense using the effective interest method over 5 years, the expected life of the mortgage loan.

13.    Commitments and Contingencies

Tenant Leases

As lessors, we are due to receive rental payments from customers of tower space under non-cancelable lease agreements in effect as of December 31, 2003, as follows:

Year ending December 31,	(in thousands)
2004	$125,387
2005	93,322
2006	62,906
2007	44,757
2008	17,459
2009 and thereafter	28,319
$372,150

Principally all of the leases provide for annual escalations and multiple renewal periods, at the tenant's option. Leases with fixed-rate escalation clauses, or those that have no escalation, have been included above. Leases that escalate based upon non-fixed rates, such as the Consumer Price Index, are included above but amounts are included at their current rate over the remaining term of the lease.

Operating Leases

As lessees, we are obligated under non-cancelable operating leases for various office space, equipment, ground communications towers and other sites that expire at various times through 2099. The majority of the ground, tower and other site leases have renewal options, which range up to 10 years. Our tower and other site leases generally require either a minimum fixed payment or a contingent payment based on revenue or the gross margin at a site with some of the sites requiring both a fixed payment and a contingent payment based on revenue or gross margin. Certain of the leases have purchase options at the end of the original lease term. The future minimum lease payment commitments under these leases at December 31, 2003, are as follows:

Year ending December 31,	(in thousands)
2004	$17,851
2005	15,949
2006	14,352
2007	12,225
2008	9,003
2009 and thereafter	57,725
Total minimum lease payments	$127,105

Total rent expense under non-cancelable operating leases was approximately $35.5 million, $6.3 million, $33.7 million and $44.1 million for the year ended December 31, 2003, two months ended December 31, 2002, ten months ended October 31, 2002 and year ended December 31, 2001, respectively.

The components of minimum and contingent rental expense for the year ended December 31, 2001, ten months ended October 31, 2002, two months ended December 31, 2002, and the year ended December 31, 2003 is as follows:

	(in thousands)
Period	Minimum rental expense	Contingent rental expense	Total
Year Ended December 31, 2001	$17,740	$26,325	$44,065
10 Months Ended October 30, 2002	13,722	19,993	33,715
2 Months Ended December 31, 2002	2,731	3,618	6,349
Year Ended December 31, 2003	17,001	18,528	35,529

Employment Agreements

We have employment agreements with certain officers of the Company that grant these employees the right to receive their base salary and continuation of certain benefits, for a defined period of time, in the event of a termination, as defined by the agreement of such employees.

Litigation

In 2002, we settled the consolidated securities class action lawsuit that was pending against us, our former Chief Executive Officer, Steven R. Day, our former Chief Financial Officer, Jeffrey J. Card, our former Chief Executive Officer, Robert J. Wolsey, various current and former directors of Pinnacle, our former accountants, PricewaterhouseCoopers, LLP, and the underwriters of Pinnacle's January 18, 2000, secondary offering. The litigation related to alleged misrepresentations contained in a prospectus for our January 18, 2000, secondary stock offering and alleged misleading statements contained in press releases and other filings with the SEC relating to certain of our financial statements, the acquisition of approximately 1,858 communications sites from Motorola, Inc., our relationship with our former accountants and other matters. The settlement provides that the claims against Pinnacle and its current and former officers and directors be dismissed. In agreeing to the proposed settlement, Pinnacle and its current and former officers and directors specifically denied any wrongdoing.

The settlement provided for a cash payment of approximately $8.2 million, all of which has been paid directly by our insurer. Of the $8.2 million payment, $4.1 million was deemed to have been made on behalf of Pinnacle, and $4.1 million was deemed to have been made on behalf of the individual defendants. In addition, the settlement provided for additional cash payments of approximately $2.6 million by PricewaterhouseCoopers, LLP, and $0.2 million by the underwriter defendants.

We are also involved in other litigation incidental to the conduct of our business. We believe that none of such pending litigation or unasserted claims of which we have knowledge, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

14.    Stockholders' Equity

Stock Split

On February 11, 2004 the Board of Directors approved a 2 for 1 stock split. All common share and per common share amounts have been retroactively restated.

Change in Authorized Shares

On February 11, 2004 the stockholders approved an increase in the number of authorized shares to 20,000,000 preferred shares and 100,000,000 common shares.

Dividends

On February 5, 2004, the Board of Directors declared and paid an ordinary dividend of $12.8 million and a special dividend of $142.2 million.

Stock Incentive Plan – The Successor Company

The Successor Company's Stock Option Plan (the "New Plan") became effective November 1, 2002. The New Plan provides for awards consisting of stock option and restricted stock grants ("Awards") to employees, non-employee directors, and other persons who performed services for us. The New Plan is administered by the Board or, at the Board's sole discretion, by a committee consisting solely of persons who are non-employee directors and outside directors (the "Committee").

The maximum number of shares of Common Stock that may be made subject to Awards granted under the New Plan is approximately 4,715,000 at December 31, 2003. As of December 31, 2003, 537,548 shares remained available for grant under the New Plan. On February 11, 2004, the stockholders approved an increase of 2,000,000 shares in the shares available under the plan and as of January 1, 2005 subsequent annual increases of the lesser of 1,000,000 shares or 2% of the then outstanding number of shares of common stock on the last day of the immediately preceding fiscal year. In the event of any change in our capitalization an equitable substitution or proportionate adjustment shall be made in the aggregate number and/or kind of shares of common stock reserved for issuance under the New Plan and the kind, number and/or option price at the sole discretion of the Committee. In addition, if any Award expires or terminates without having been exercised, the shares of Common Stock subject to the Award again become available for grant under the New Plan.

The Committee is authorized to grant to eligible persons incentive stock options ("ISO") or nonqualified stock options ("NSO"). The term of an ISO cannot exceed 10 years, and the exercise price of any ISO must be equal to or greater than the fair market value of the shares of Common Stock on the date of the grant. Any ISO granted to a holder of 10% or more of the combined voting power of the capital stock of Pinnacle must have an exercise price equal to or greater than 110% of the fair market value of the Common Stock on the date of grant and may not have a term exceeding five years from the grant date. The Committee shall determine the exercise price and the term of an NSO on the date that the NSO is granted.

Options shall become exercisable in whole or in part on the date or dates specified by the Committee. The Committee, in its sole discretion, may accelerate the date or dates on which an option becomes exercisable. Each option shall expire on such date or dates as the Committee shall determine at the time the option is granted. Upon termination of an optionee's employment for retirement, death or disability, options granted to the employee will expire one year from the date of termination. Upon termination of an optionee's employment for involuntary termination other than for cause, options granted to the employee will expire ninety days after the date of termination. Upon termination of an optionee's employment for any other reasons, options granted to the employee will expire on the expiration date specified in the agreement. If an optionee's employment is terminated for cause (as defined in the Stock Option Plan), all of such person's Options shall immediately terminate.

The Committee may also grant to an eligible person an award of Common Stock subject to future service and such other restrictions and conditions as the Committee may determine ("Restricted Stock"). The Committee will determine the terms of such Restricted Stock, including the price, if any, to be paid by the recipient for the restricted stock, the restrictions placed on the shares and the time or times when the restrictions will lapse, at the time of the granting thereof.

A summary of our stock option plan activity under the New Plan for the two months ended December 31, 2002 and the year ended December 31, 2003 is as follows:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Under option, November 1, 2002	—	—	—
Granted	4,054,444	$5.00 - $10.00	$7.50
Forfeited	(660,560)	$5.00 - $10.00	$7.50
Exercised	—	—	—
Under option, December 31, 2002	3,393,884	$5.00 - $10.00	$7.50
Granted	2,161,616	$5.00 - $10.00	$7.50
Forfeited	(1,378,048)	$5.00 - $10.00	$7.50
Exercised	—	—	—
Under option, December 31, 2003	4,177,452	$5.00 - $10.00	$7.50

The weighted average fair value of stock options, for which the exercise price equals the stock price on the date of grant, at December 31, 2003 and December 31, 2002, is $3.09 per option and $4.58 per option, respectively. The weighted average fair value of stock options, for which the exercise price exceeds the stock price on the date of grant, at December 31, 2003 and December 31, 2002, is $2.50 per option and $4.53 per option, respectively

A summary of outstanding and exercisable options under the New Plan at December 31, 2003, is as follows:

	Options Outstanding			Options Exercisable
Exercise prices	Number of Shares	Weighted average remaining contractual life in years	Weighted average exercise price	Number of shares	Weighted average exercise price
$5.00	2,088,726	9.21	$5.00	310,576	$5.00
$10.00	2,088,726	9.21	$10.00	310,576	$10.00

On February 5, 2004, pursuant to the stated terms of the stock option plan, the exercise price of the options was adjusted as follows, as a result of the special dividend of $142.2 million declared and paid; the $5 price was reduced to $4.26 per share and the $10 price was reduced to $8.53 per share.

Stock Incentive Plan – The Predecessor Company

The Predecessor Company's Stock Incentive Plan (the "Former Plan") became effective July 1, 1998. The Plan provided for awards consisting of stock option and restricted stock grants ("Awards") to employees, non-employee directors, and other persons who performed services for us. The Plan was administered by a committee consisting of at least two non-employee directors (the "Committee").

As part of our reorganization, the Former Plan was terminated and all options outstanding thereunder were forfeited.

A summary of our activity under the Former Plan for the year ended December 31, 2001 and ten months ended October 31, 2002 is as follows:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Under option, December 31, 2000	3,933,675	$5.28 - $60.13	$16.24
Granted	2,596,522	$0.46 - $4.05	$2.29
Forfeited	(1,840,817)	$4.05 - $47.00	$15.57
Exercised	—	—	—
Under option, December 31, 2001	4,689,380	$0.46 - $60.13	$8.73
Granted	—	—	—
Forfeited	(4,689,380)	$0.46 - $60.13	$8.73
Exercised	—	—	—
Under option, October 31, 2002	—	—	—

Warrants

In connection with our bankruptcy plan, warrants were issued to Predecessor Convertible Note holders and Predecessor Common Stockholders. The following summarizes the warrants to purchase shares of our common stock outstanding as of December 31, 2003:

Group of warrant holders	Number of shares	Exercise price	Exercise period expiration
Convertible Noteholders	820,000	$10.00	October 31, 2007
Predecessor Common Stockholders	409,850	$10.00	October 31, 2007

Pursuant to the stated terms of the warrants, the exercise price of the warrants was adjusted as follows, as a result of the special dividend of $142.2 million declared and paid on February 5, 2004; the $10 price was reduced to $8.53 per share.

15.    Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per common share (in thousands except per share data):

	(in thousands)
	Predecessor Company		Successor Company
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Numerator:
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Preferred stock dividends and accretions	—	—	—	—
Numerator for basic loss per share - income (loss) attributable to common stockholders	(448,202)	256,172	2,051	18,036
Effect of dilutive securities	—	—	—	—
Numerator for diluted loss per share - income (loss) attributable to common stockholders after assumed conversions	(448,202)	256,172	2,051	18,036
Denominator:
Denominator for basic income (loss) per share - weighted average shares	48,430,593	48,573,298	41,000,000	41,000,000
Effect of dilutive securities	—	—	—	112,278
Denominator for diluted income (loss) per share - adjusted weighted average shares and assumed conversions	48,430,593	48,573,298	41,000,000	41,112,278
Basic income (loss) per common share	$(9.25)	$5.27	$0.05	$0.44
Diluted income (loss) per common share	$(9.25)	$5.27	$0.05	$0.44

Average shares outstanding for the ten months ended October 31, 2002 increased from 48,430,593 at December 31, 2001 to 48,573,298 as of October 31, 2002 as part of the January 2002 conversion of bonds into 158,851 shares of Predecessor Company common stock.

16.    Income Taxes

Global Signal Inc. has made an election to be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended, and related regulations. Global Signal Inc. and its qualified REIT subsidiaries will generally not be subject to Federal income tax at the corporate level if 90% of its taxable income is distributed to its shareholders. REITs are also subject to a number of other organizational and operational requirements. If we fail to qualify as a REIT in any taxable year, our taxable income will be subject to Federal income tax at regular corporate tax rates. Even during taxable years for which we qualify as a REIT, we may be subject to certain state and local taxes and to Federal income and excise taxes on undistributed income.

The capital contribution from the new Investors upon our emergence from bankruptcy, established a change in ownership as defined in Section 382 of the Internal Revenue Code. As a result, utilization of our tax attributes (primarily NOL's and depreciation) will be limited each year in the future as a result of this ownership change.

Our REIT net operating losses ("NOL's") of approximately $456.6 million incurred prior to November 1, 2002 have been reduced to approximately $142.6 million at December 31, 2003, yielding a net decrease in NOL's of $314.0 million. The decrease resulted from the following:

•	a decrease of $384.5 million due to discharge of indebtedness commensurate with the emergence from bankruptcy;

•	an increase of $71.2 due to built-in-losses incurred post October 31, 2002;

•	an increase of $10.4 million due to additional NOLs incurred from November 1, 2002 – December 31, 2002; and

•	a decrease of $11.1 due to utilization of NOL carryforwards for the year ended December 31, 2003.

Future NOL's may be used to offset all or a portion of our REIT income, and as a result, reduce the amount that we must distribute to shareholders to maintain our status as a REIT.

We also own non-REIT subsidiaries that are subject to Federal and state income taxes (taxable REIT subsidiaries). These entities are consolidated with Global Signal Inc. for financial reporting purposes but file separately from Global Signal Inc. for income tax reporting purposes. As of December 31, 2003, these subsidiaries have net operating loss carryforwards of approximately $2.5 million. These subsidiaries had net deferred tax liabilities in the amount of approximately $.3 million. Our use of the NOL carryforwards is also limited on an annual basis as a result of the Section 382 rules applicable to ownership changes.

Reconciliation of Net Income to Estimated Taxable Income

Prior to 2003, we were in a taxable loss position. Depreciation claimed for income tax purposes is computed using accelerated methods. Our depreciation for income tax reporting is limited for five years from the date of our emergence from bankruptcy based on the reorganization values of the depreciable assets.

(in thousands)
Twelve Months Ended December 31, 2003
Net income	$18,036
Add net loss (income) of taxable REIT subsidiaries	1,344
Adjusted net income	19,380
Book/tax depreciation difference	2,139
Other book/tax differences, net	(4,445)
Current year ordinary income	17,074
NOL carryforward utilized	(11,074)
Estimated taxable ordinary income	$6,000

Income Tax Characterization of Dividends

For income tax purposes, dividends to common stockholders are characterized as ordinary income, capital gains or as a return of a shareholder's invested capital.

Components of Tax Expense

Our income tax benefit (expense) is comprised of the following for each of the periods:

	(in thousands)
	Predecessor Company		Successor Company
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Current tax expense	$(362)	$(573)	$(89)	$(4)
Deferred tax benefit	6,992	5,768	70	669
Net tax benefit/(expense)	$6,630	$5,195	$(19)	$665

Statutory Rate Reconciliation

	(in thousands)
	Predecessor Company		Successor Company
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Tax at statutory rate	$159,191	$(87,982)	$(1,413)	$(6,312)
Exemption for REIT	(160,199)	93,079	1,407	2,437
REIT NOL utilized	—	—	—	3,875
Deferred tax benefit	6,992	5,768	70	(2,210)
Change in valuation allowance	646	(5,670)	(83)	2,875
Net tax benefit (expense)	$6,630	$5,195	$(19)	$665

Components of Deferred Tax Assets and Liabilities (in thousands)

	(in thousands)
	December 31, 2002	December 31, 2003
Net operating losses from non-REIT subsidiaries	$1,921	$945
Net operating losses from foreign subsidiaries	1,612	57
Valuation a llowance	(3,472)	(597)
Deferred tax assets	61	405

Fixed assets - related	(1,030)	(705)
Deferred tax liabilities	(1,030)	(705)

Net deferred tax liability	$(969)	$(300)

17.    Related Party Transactions

In connection with out emergence from Chapter 11, an arrangement was entered into with two of our new Investors, Fortress and Greenhill, which provides for the payment of an annual fee ("Monitoring Fee") of $2.0 million in exchange for management services. The Monitoring Fee was for an initial period of one year and was renewed in December 2003 extending the period until October 31, 2004. During the two months ended December 31, 2002 and the year ended December 31, 2003, $0.3 million and $2.5 million was paid to Fortress, including a $0.5 million prepayment for the first quarter of 2004. Prior to our emergence from bankruptcy, we had no obligations for management services or related reimbursable costs.

During fiscal 2003, we issued 820,000 stock options to an individual who is an employee of Fortress and was a member of our board of directors from January 2003 until February 2004. This individual also performs financial advisory consulting services for us. These options vest at various times over a three-year period, the period during which this individual is expected to perform services. During fiscal 2003 we recorded non-cash stock-based compensation expense for services of $1.5 million related to these options.

As of December 31, 2003, certain of our stockholders also held a total of $14.5 million of the outstanding borrowings under our old credit facility.

18.    Employee Benefit Plan

Effective January 1, 1997, we established a 401(k) plan that covers substantially all employees. Benefits vest based on number of years of service. To participate in the plan, employees must be at least 21 years old and have completed six months of service. We have not made any contributions to the plan.

19.    Quarterly Information — Unaudited

	Three Months Ended March 31,	Three Months Ended June 30,	Three Months Ended September 30,	One Month Ended October 31,	Two Months Ended December 31,	Three Months Ended December 31,
2002
Net sales	$44,314	$41,798	$41,238	$13,296	$28,285	n/a
Gross margin	29,371	27,850	26,729	8,636	18,924	n/a
Gain (loss) from continued operations	(22,634)	(56,983)	(20,760)	389,706	2,117	n/a
Loss from discontinued operations	(2,781)	(21,608)	(8,280)	(488)	(66)	n/a
Net income (loss)	(25,415)	(78,591)	(29,040)	389,218	2,051	n/a
Basic and diluted net income (loss) per share	(0.52)	(1.62)	(0.60)	8.01	0.05	n/a
2003
Net sales	$41,245	$42,134	$42,278	n/a	n/a	$43,576
Gross margin	27,701	28,223	27,687	n/a	n/a	29,279
Gain from continued operations	4,383	5,335	3,783	n/a	n/a	5,635
Gain (loss) from discontinued operations	(107)	77	(106)	n/a	n/a	(964)
Net Income	4,276	5,412	3,677	n/a	n/a	4,671
Basic and diluted net income per share	0.10	0.13	0.09	n/a	n/a	0.11

In the second quarter of 2002 we entered into our bankruptcy process. Included in that quarter was the acceleration of the amortization of the original issue discount on our Senior Notes of $23.0 million as well as an $8.9 million acceleration of the amortization of debt issuance costs on our Senior Notes and Convertible Notes.

In the one month ended October 31, 2002 we recognized a $404.8 million gain on the extinguishment of debt related to our reorganization transaction.

REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS ON SCHEDULE

Stockholders and Board of Directors of Global Signal Inc.

We have audited the accompanying consolidated financial statements of Global Signal Inc. and subsidiaries ("the Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the year ended December 31, 2001 and have issued our report thereon dated February 13, 2004 (included elsewhere in this Prospectus). Our audits also included the financial statement schedule listed in Item 36 of this Prospectus. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Tampa, Florida
February 13, 2004

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Period	Charged to Operations	Deductions	Other*	Balance at end of Period
Allowance for doubtful accounts:
Year ended December 31, 2003	$5,088	1,452	(5,237)	—	$1,303
Two months ended December 31, 2002	13,088	686	(8,686)	—	5,088
Ten months ended October 31, 2002	12,227	6,733	(5,872)	—	13,088
Year ended December 31, 2001	5,541	11,761	(5,075)	—	12,227
Income tax valuation allowance:
Year ended December 31, 2003	$(3,472)	2,875	—	—	$(597)
Two months ended December 31, 2002	(9,955)	—	(83)	6,566	(3,472)
Ten months ended October 31, 2002	(4,285)	—	(5,670)	—	(9,955)
Year ended December 31, 2001	(4,931)	646	—	—	(4,285)

*	The change in the income tax valuation allowance resulted from fresh start accounting adjustments and changes in net operating losses, pursuant to our reorganization.

Prospective investors may rely only on the information contained in this Prospectus. Neither Global Signal nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of these securities.

Until                 , 2004 (25 days after the date of this prospectus) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[LOGO]

                                    , 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses expected to be incurred in connection with the sale and distribution of the securities being registered.

Securities and Exchange Commission registration fee		$25,340
National Association of Securities Dealers, Inc. fees		20,500
NYSE listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Miscellaneous			*
Total	$	*

*	To be provided by amendment.

Item 32.    Sales to Special Parties.

Not applicable.

Item 33.    Recent Sales of Unregistered Securities.

The following is a summary of transactions by us involving sales of our securities that were not registered under the Securities Act during the last three years preceding the date of this registration statement:

In November 2002, in connection with our reorganization, we cancelled our former notes, old common stock and stock options. Pursuant to our reorganization plan, we issued approximately 41,000,000 shares of common stock and 1,229,850 warrants to purchase shares of our common stock that are presently exercisable through October 31, 2007 at an exercise price of $10 per share. Shares of our common stock were issued in connection with the cancellation of our senior notes and pursuant to a $205.0 million equity investment made by Fortress and Greenhill. The warrants were issued in cancellation of the 5½% convertible subordinated notes due 2007, to former stockholders with the receipt of certain releases and to plaintiffs in the settlement of a stockholder class action. Fortress was issued 24,381,646 shares and 418,000 warrants exercisable at $10 pursuant to its equity investment and the cancellation of its senior and convertible notes. Greenhill was issued 8,422,194 shares pursuant to its equity investment and the cancellation of its senior notes. The shares of our common stock and warrants were issued pursuant to an exemption from registration under the Securities Act in reliance on the provisions of Section 1145 of the United States Bankruptcy Code.

Since November 1, 2002 and through February 11, 2004, we have granted 1,999,035 options to purchase shares of common stock at an exercise price of $5 per share and 1,999,035 options to purchase shares of common stock at an exercise price of $10 per share. These options were granted to employees and directors under our Stock Option Plan. This includes options to Mr. Kevin Czinger, an employee of Fortress Capital Finance LLC, who served on our board of directors from January 2003 until February 2004, to purchase 820,000 shares of our common stock, in exchange for his agreement to provide financial advisory services to us over an expected three-year period. Of these options, 30% vested on January 9, 2003, 30% will vest on December 31, 2004, and the remaining 40% will vest on December 31, 2005. Half the options have an exercise price of $5 per share and the remainder have an exercise price of $10 per share. Pursuant to the terms of our stock option plan, the exercise price of the then outstanding options was adjusted from $10 to $8.53 per share and from $5 to $4.26 per share, due to the special dividend declared and paid to our stockholders on February 5, 2004.

Item 34.    Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended, allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (1) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (2) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our amended certificate of incorporation states that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as director, except for breaches of the duty of loyalty, and for acts or omissions in bad faith or involving intentional misconduct or knowing violation of law. Directors are also not exempt from liability for any transaction from which he or she derived an improper personal benefit, or for violations of Section 174 of the Delaware Corporation Law. To the maximum extent permitted under Section 145 of the Delaware Corporation Law, our amended certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

Our bylaws indemnify, to the fullest extent permitted by the Delaware Corporation Law, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was our director or officer. However, such indemnification is permitted only if such person acted in good faith, lawfully and not against our best interests. Indemnification is authorized on a case-by-case basis by (1) our board of directors by a majority vote of disinterested directors, (2) by a committee of the disinterested directors, (3) by independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) by the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if later determined that he or she is not entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We maintain directors' and officers' liability insurance for our officers and directors.

Item 35.    Treatment of Proceeds From Stock Being Registered.

Not applicable.

Item 36.    Financial Statements and Exhibits.

(a)	The following financial statements are being filed as part of this registration statement:

Pro Forma Condensed Consolidated Financial Statements (unaudited):
Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2003 (unaudited)
Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2003 (unaudited)
Notes to the Pro Forma Condensed Consolidated Financial Statements (unaudited)

Consolidated Financial Statements:
Report of Independent Certified Public Accountants
Consolidated Balance Sheets at December 31, 2003 and 2002
Consolidated Statements of Operations for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and year ended December 31, 2001
Consolidated Statement of Stockholders' Equity for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and year ended December 31, 2001
Consolidated Statements of Cash Flow for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and year ended December 31, 2001
Notes to Consolidated Financial Statements

Schedules:
Report of Independent Certified Public Accountants on Schedule
Schedule II Valuation and Qualifying Accounts and Reserves

(b)	The following is a list of exhibits filed as part of this registration statement.

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1	Order Confirming Second Amended Joint Plan of Reorganization of Pinnacle Towers III Inc., Pinnacle Holdings Inc., Pinnacle Towers Inc. and Pinnacle San Antonio LLC, dated October 9, 2002
2.2	First Amended Joint Plan of Reorganization of Pinnacle Holdings Inc., Pinnacle Towers Inc., Pinnacle Towers III Inc. and Pinnacle San Antonio LLC, dated June 27, 2002
2.3	Amendment to Debtors' First Amended Disclosure Statement and First Amended Joint Plan of Reorganization, dated September 18, 2002
3.1	Amended Certificate of Incorporation of the Registrant*
3.2	Bylaws of the Registrant*
4.1	Form of Certificate for common stock*

Exhibit Number	Description
4.2	Investor Agreement dated November 1, 2002, among Pinnacle Holdings Inc, Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners L.P. and the Electing Noteholders as identified therein.*
4.3	Warrant Agreement between Pinnacle Holdings Inc. and Wachovia Bank, N.A., dated November 1, 2002
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the validity of the common stock*
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
8.2	Opinion of Holland & Knight LLP*
10.1	Master Antenna Lease by and between Pinnacle Towers Inc. and Arch Wireless Holdings, Inc., dated May 24, 2002***
10.2	Amended and Restated Loan and Security Agreement dated February 5, 2004 between Pinnacle Towers Inc. and any other Borrowers may become a party hereto and Towers Finco LLC
10.3	Credit Agreement dated October 29, 2003 between Pinnacle Towers Acquisition Inc. and Morgan Stanley Asset Funding Inc.
10.4	Amendment No. 1 to Credit Agreement, dated February 6, 2004 between Pinnacle Tower Acquisitions Inc. and Morgan Stanley Asset Funding Inc.
10.5	Limited Guarantee, dated October 29, 2003, made by each Guarantor in favor of Morgan Stanley Mortgage Asset Funding Inc.
10.6	Guarantee Supplement and Amendment No. 1 to Guarantee, dated February 6, 2004 made by Global Signal Inc. in favor of Morgan Stanley Asset Funding Inc.
10.7	Securities Purchase Agreement among Pinnacle Holdings, Inc., Pinnacle Towers, Inc. and the Investors named therein, dated April 25, 2000
10.8	Executive Employment Agreement between David J. Grain and Pinnacle Holdings, Inc., dated January 31, 2003
10.9	Agreement and General Release between Steven R. Day and Pinnacle Holdings, Inc., dated January 31, 2003
10.10	Amendment to Stock Option Agreement, Consent to Plan Amendment and Acknowledgment of Employment Arrangements between Pinnacle Holdings Inc. and William T. Freeman, dated August 22, 2003
10.11	Employment Agreement among William T. Freeman, Pinnacle Holdings Inc. and Pinnacle Towers Inc., dated August 19, 2003
10.12	Employment Agreement between Jeffrey Langdon and Pinnacle Holdings, Inc., dated February 26, 2003
10.13	Amendment to Stock Option Agreement, Consent to Plan Amendment and Acknowledgment of Employment Arrangements between Pinnacle Holdings Inc. and Jeffrey Langdon
10.14	Consent to Change in Employment Arrangements with Steven Crawford, dated July 15, 2003
10.15	Employment Offer Letter from Pinnacle Towers, Inc. to Stephen W. Crawford, dated May 13, 2003
10.16	Employment Offer Letter from Pinnacle Towers, Inc. to Massoud Sedigh, dated April 30, 2003
10.17	Consent to Change in Employment Arrangements with Massoud Sedigh, dated July 15, 2003

Exhibit Number	Description
10.18	Employment Agreement between Ronald G. Bizick, II and Pinnacle Holdings, Inc., dated November 26, 2003
10.19	Employment Agreement between W. Scot Lloyd and Pinnacle Holdings, Inc., dated November 25. 2002
10.20	Amendment to Stock Option Agreement, Consent to Plan Amendment and Acknowledgment of Employment Arrangements between Pinnacle Holdings, Inc., and W. Scott Lloyd, dated July 15, 2003
10.21	Global Signal Inc. Omnibus Stock Incentive Plan
10.22	Securities and Exchange Commission Settlement Order, dated December 6, 2001
10.23	Stipulation and Agreement of Settlement, dated September 19, 2002 and Order and Final Judgment, dated February 4, 2003
21.1	Subsidiaries of the Registrant
23.2	Consent of Ernst & Young LLP

*	To be filed by amendment.

**	Contained on the signature pages of this registration statement on Form S-11.

***	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

Item 37.    Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sarasota, State of Florida, on February 13, 2004.

GLOBAL SIGNAL INC.
By: /s/ Wesley R. Edens
Name: Wesley R. Edens Title: Chief Executive Officer

POWER OF ATTORNEY

Each person in so signing, also makes, constitutes and appoints Wesley R. Edens, David J. Grain, and Stephen W. Crawford and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act, any and all amendments and post-effective amendments to this registration statement, with exhibits thereto and other documents in connection therewith, and any related registration statement and its amendments and post-effective amendments filed pursuant to Rule 462(b) under the Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wesley R. Edens	Chief Executive Officer and Chairman of the Board	February 13, 2004

Wesley R. Edens

/s/ David J. Grain	President	February 13, 2004

David J. Grain

/s/ William T. Freeman	Executive Vice President, Chief Financial Officer, and Assistant Secretary	February 13, 2004

William T. Freeman

/s/ Camille Blommer	Controller	February 13, 2004

Camille Blommer

/s/ David Abrams	Director	February 13, 2004

David Abrams

/s/ Robert Niehaus	Director	February 13, 2004

Robert Niehaus

/s/ Robert Gidel	Director	February 13, 2004

Robert Gidel

/s/ Howard Rubin	Director	February 13, 2004

Howard Rubin

/s/ Mark Whiting	Director	February 13, 2004

Mark Whiting

/s/ Douglas Jacobs	Director	February 13, 2004

Douglas Jacobs

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1	Order Confirming Second Amended Joint Plan of Reorganization of Pinnacle Towers III Inc., Pinnacle Holdings Inc., Pinnacle Towers Inc. and Pinnacle San Antonio LLC, dated October 9, 2002
2.2	First Amended Joint Plan of Reorganization of Pinnacle Holdings Inc., Pinnacle Towers Inc., Pinnacle Towers III Inc. and Pinnacle San Antonio LLC, dated June 27, 2002
2.3	Amendment to Debtors' First Amended Disclosure Statement and First Amended Joint Plan of Reorganization, dated September 18, 2002
3.1	Amended Certificate of Incorporation of the Registrant*
3.2	Bylaws of the Registrant*
4.1	Form of Certificate for common stock*
4.2	Investor Agreement dated November 1, 2002, among Pinnacle Holdings Inc, Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners L.P. and the Electing Noteholders as identified therein.*
4.3	Warrant Agreement between Pinnacle Holdings Inc. and Wachovia Bank, N.A., dated November 1, 2002
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the validity of the common stock*
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
8.2	Opinion of Holland & Knight LLP*
10.1	Master Antenna Lease by and between Pinnacle Towers Inc. and Arch Wireless Holdings, Inc., dated May 24, 2002***
10.2	Amended and Restated Loan and Security Agreement dated February 5, 2004 between Pinnacle Towers Inc. and any other Borrowers may become a party hereto and Towers Finco LLC
10.3	Credit Agreement dated October 29, 2003 between Pinnacle Towers Acquisition Inc. and Morgan Stanley Asset Funding Inc.
10.4	Amendment No. 1 to Credit Agreement, dated February 6, 2004 between Pinnacle Tower Acquisitions Inc. and Morgan Stanley Asset Funding Inc.
10.5	Limited Guarantee, dated October 29, 2003, made by each Guarantor in favor of Morgan Stanley Mortgage Asset Funding Inc.
10.6	Guarantee Supplement and Amendment No. 1 to Guarantee, dated February 6, 2004 made by Global Signal Inc. in favor of Morgan Stanley Asset Funding Inc.
10.7	Securities Purchase Agreement among Pinnacle Holdings, Inc., Pinnacle Towers, Inc. and the Investors named therein, dated April 25, 2000
10.8	Executive Employment Agreement between David J. Grain and Pinnacle Holdings, Inc., dated January 31, 2003
10.9	Agreement and General Release between Steven R. Day and Pinnacle Holdings, Inc., dated January 31, 2003
10.10	Amendment to Stock Option Agreement, Consent to Plan Amendment and Acknowledgment of Employment Arrangements between Pinnacle Holdings Inc. and William T. Freeman, dated August 22, 2003
10.11	Employment Agreement among William T. Freeman, Pinnacle Holdings Inc. and Pinnacle Towers Inc., dated August 19, 2003

Exhibit Number	Description
10.12	Employment Agreement between Jeffrey Langdon and Pinnacle Holdings, Inc., dated February 26, 2003
10.13	Amendment to Stock Option Agreement, Consent to Plan Amendment and Acknowledgment of Employment Arrangements between Pinnacle Holdings Inc. and Jeffrey Langdon
10.14	Consent to Change in Employment Arrangements with Steven Crawford, dated July 15, 2003
10.15	Employment Offer Letter from Pinnacle Towers, Inc. to Stephen W. Crawford, dated May 13, 2003
10.16	Employment Offer Letter from Pinnacle Towers, Inc. to Massoud Sedigh, dated April 30, 2003
10.17	Consent to Change in Employment Arrangements with Massoud Sedigh, dated July 15, 2003
10.18	Employment Agreement between Ronald G. Bizick, II and Pinnacle Holdings, Inc., dated November 26, 2003
10.19	Employment Agreement between W. Scot Lloyd and Pinnacle Holdings, Inc., dated November 25. 2002
10.20	Amendment to Stock Option Agreement, Consent to Plan Amendment and Acknowledgment of Employment Arrangements between Pinnacle Holdings, Inc., and W. Scott Lloyd, dated July 15, 2003
10.21	Global Signal Inc. Omnibus Stock Incentive Plan
10.22	Securities and Exchange Commission Settlement Order, dated December 6, 2001
10.23	Stipulation and Agreement of Settlement, dated September 19, 2002 and Order and Final Judgment, dated February 4, 2003
21.1	Subsidiaries of the Registrant
23.2	Consent of Ernst & Young LLP

*	To be filed by amendment.

**	Contained on the signature pages of this registration statement on Form S-11.

***	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.